10/21

04045687

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sino Land Company Ltd

*CURRENT ADDRESS

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01868 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/25/04

信和置業有限公司
Sino Land Company Limited

ARIS
6-30-04

Sino Land Company Limited

2004 Annual Report



This annual report ("Annual Report") is available in both English and Chinese. Shareholders who have received either the English or the Chinese version of the Annual Report may request a copy in the language different from that has been received by writing to the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

This Annual Report (in both English and Chinese versions) has been posted on the Company's website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to Annual Report, summary financial report (where applicable), Interim Report, summary interim report (where applicable), notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Annual Report.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Annual Report posted on the Company's website will promptly upon request be sent the Annual Report in printed form free of charge.

Shareholders may at any time choose to change your choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Registrars, Standard Registrars Limited.

CONTENTS

CORPORATE INFORMATION

Board of Directors
Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, OBE, JP*
Paul Cheng Ming Fun, JP*
Albert Yeung Pak Hin
Raymond Tong Kwok Tung
Yu Wai Wai
Allan Zeman, GBS, JP* *(appointed on 30th September, 2004)*

(* Independent Non-executive Directors)

Audit Committee
Paul Cheng Ming Fun, JP, Chairman
Ronald Joseph Arculli, GBS, OBE, JP
Allan Zeman, GBS, JP *(appointed on 30th September, 2004)*

Authorized Representatives
Robert Ng Chee Siong
Raymond Tong Kwok Tung

Secretary
Eric Ip Sai Kwong

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

Solicitors
Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Baker & McKenzie

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
China Construction Bank
DBS Bank Ltd, Hong Kong Branch
The Bank of East Asia, Limited
Bank of Communications, Hong Kong Branch
Bangkok Bank Public Company Limited
Citibank, N.A.

Investor Relations Contact
Please direct enquiries to:
General Manager – Corporate Finance
Telephone : (852) 2734 8312
Fax : (852) 2369 1236
E-mail : info@sino-land.com

Registered Office
12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino-land.com
E-mail : info@sino-land.com

Registrars
Standard Registrars Limited
G/F., Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai,
Hong Kong
Telephone : (852) 2980 1768
Fax : (852) 2861 1465

Shareholders' Calendar

Closure of Register of Members	12th November, 2004 to 17th November, 2004 (both dates inclusive)
Annual General Meeting	17th November, 2004
Interim Dividend	HK5 cents per share
Paid	18th May, 2004
Final Dividend	HK7 cents per share
Payable	20th December, 2004
Deadline for returning scrip dividend election forms	9th December, 2004 4:30 p.m.

Listing Information

Stock Code	83
American Depositary Receipt	
CUSIP number	829344308
Trading Symbol	SNOLY
ADR to Ordinary share Ratio	1:5
Listing	Level One (OTC)
Depositary bank	The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Wednesday, the 17th day of November, 2004 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2004.

2. To declare a final dividend.

3. To re-elect retiring Directors and to authorise the Board to fix the Directors' remuneration.

4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and authorise the Board to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(i) "**THAT:**

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "**THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

6. As special business to consider and, if thought fit, pass with or without amendments, the following resolution as a Special Resolution:

Special Resolution

"**THAT** regulations contained in the document produced to this meeting and for the purpose of identification signed by the Chairman be and are hereby approved and adopted as the new Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association of the Company."

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 5th October, 2004

Notes:

(a) Any member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(b) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(c) The Directors wish to state that the above proposed Special Resolution for adoption of new Articles of Association is to incorporate the changes promulgated by the amended Listing Rules and the Companies Ordinance into the Articles of Association of the Company. Copies of the existing Articles of Association and the proposed new Articles of Association are available for inspection at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong during normal business hours on any business day up to and including the date of the meeting and at the meeting.

(d) The Register of Members of the Company will be closed from Friday, 12th November, 2004 to Wednesday, 17th November, 2004, both dates inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 11th November, 2004.

GROUP FINANCIAL SUMMARY

	2000 *HK$* (As restated)	2001 *HK$* (As restated)	2002 *HK$* (As restated)	2003 *HK$* (As restated)	**2004** ***HK$***
Turnover	2,069,869,289	1,489,814,712	2,713,424,196	4,183,474,770	**4,230,240,789**
Net profit attributable to shareholders	1,345,172,662	481,820,062	254,132,831	35,038,150	**1,408,826,625**
Basic earnings per share *(cents)*	37.9	12.9	6.6	0.9	**35.3**
Dividends per share *(cents)*	10.0	4.0	4.0	4.0	**12.0**


Basic Earnings & Dividends Per Share
HK Cents
70
60
50
40
30
20
10
0
Dividends per share
Basic earnings per share
10.0
37.9
4.0
12.9
4.0
6.6
4.0
0.9
12 .0
35.3
2000
2001
2002
2003
2004
Year

	2000 *HK$* (As restated)	2001 *HK$* (As restated)	2002 *HK$* (As restated)	2003 *HK$* (As restated)	**2004** ***HK$***
BALANCE SHEET					
Non-current assets	24,660,729,022	29,407,973,313	29,044,454,178	27,192,143,505	**30,585,047,530**
Current assets	13,064,200,201	8,636,974,512	12,367,681,343	13,499,211,561	**15,579,380,585**
Current liabilities	(3,818,927,235)	(3,376,972,917)	(5,942,584,022)	(5,607,314,069)	**(7,213,187,587)**
	33,906,001,988	34,667,974,908	35,469,551,499	35,084,040,997	**38,951,240,528**
Share capital	3,629,901,942	3,860,583,211	3,874,211,830	3,886,334,280	**4,306,022,975**
Reserves	23,745,935,049	23,690,353,439	21,757,468,251	20,346,747,312	**27,387,755,066**
Shareholders' funds	27,375,836,991	27,550,936,650	25,631,680,081	24,233,081,592	**31,693,778,041**
Minority interests	24,639,681	22,158,205	2,408,637	(1,011,765)	**232,222**
Non-current liabilities	6,505,525,316	7,094,880,053	9,835,462,781	10,851,971,170	**7,257,230,265**
	33,906,001,988	34,667,974,908	35,469,551,499	35,084,040,997	**38,951,240,528**
Shareholders' funds at book value per share	7.54	7.14	6.62	6.24	**7.36**

The information for the four years ended 30th June, 2003 have been adjusted to reflect the change in accounting policy arising from the adoption of Statement of Standard Accounting Practice 12 (Revised) "Income taxes" issued by The Hong Kong Institute of Certified Public Accountants as described in note 2 to the financial statements.


Shareholders' Funds (HK$ Billion)
40
35
30
25
20
15
10
5
0
27.4
27.6
25.6
24.2
31.7
2000
2001
2002
2003
2004
Year


Net Profit Attributable to Shareholders (HK$ Million)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,345.2
481.8
254.1
35.0
1,408.8
2000
2001
2002
2003
2004
Year

Breakdown of segment result for the year ended 30th June, 2004


Property
72%
3%
9%
Financing
8%
8%
Management services and others
Security
Hotel operations

Breakdown of Turnover for the year ended 30th June, 2004


Property sales
62%
2%
Security and financing
20%
6%
10%
Rental income
Hotel operations
Management services and others

I am pleased to present the 2003/2004 Annual Report to shareholders.

FINAL RESULTS

The Group's audited consolidated net profit attributable to shareholders for the financial year ended 30th June, 2004 amounted to HK$1,408.8 million, representing an increase of 40 times over that reported in the previous financial year. The turnover of the Group was HK$4,230.2 million. Earnings per share for the year were 35.32 cents.

DIVIDENDS

The Directors have resolved to recommend a final dividend of 7 cents per share in respect of the year ended 30th June, 2004 to shareholders whose names appear on the Register of Members of the Company on 17th November, 2004. Together with the interim dividend of 5 cents per share, the total dividend for the full year is 12 cents per share.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on 17th November, 2004; and (2) The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about 18th November, 2004. It is expected that the final dividend warrants and share certificates will be despatched to shareholders on or about 20th December, 2004.

BUSINESS ACTIVITIES

(1) Land Bank

Acquired a total attributable gross floor area of 3.8 million square feet

During the financial year ended 30th June, 2004, the Group acquired four plots of land mainly for residential development. The addition of these new sites contributes in aggregate approximately 3.8 million square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	53 Conduit Road, The remaining portion of Inland Lot No. 2138 and Inland Lot No. 2613 Hong Kong	Residential	100%	63,446

BUSINESS ACTIVITIES *(Continued)*

(1) Land Bank *(Continued)*

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
2.	Yeung Uk Road, TWTL 394, K17 Tsuen Wan, New Territories	Residential/ Commercial	100%	490,000
3.	Honey Lake Site Shenzhen Lot No. B303 – 0041, Futian, Shenzhen, PRC	Residential	50%	687,006
4.	Chengdu Site Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan, PRC	Residential/ Commercial/ Hotel	20%	2,557,502
				3,797,954

The Group's land bank consists of a total attributable gross floor area of 21.3 million square feet

As at 30th June, 2004, the Group's land bank, including properties held for sale, properties under development and completed investment properties, amounted to a total gross floor area of approximately 21.3 million square feet comprising a balanced portfolio of properties of which 50% is residential; 28% commercial; 12% industrial; 7% car parks and 3% hotels. The Group will continue to replenish its land bank with quality sites to optimise its earnings potential.

Subsequent to the financial year end, the Group acquired three additional plots of land, namely (a) obtained a joint development contract from Urban Renewal Authority to develop a site at Fuk Wing Street/Fuk Wa Street, Shum Shui Po, Kowloon. Upon expected completion in 2008, a total of approximately 134,000 square feet of gross floor area can be built for residential and retail purposes, (b) entered into a sale and purchase agreement for a site located at Castle Peak Road, Cheung Sha Wan, Kowloon, and (c) entered into a sale and purchase agreement for an agricultural land in Ma Wo, Tai Po, New Territories. It is anticipated that a total of approximately 172,524 square feet of gross floor area, including residential and retail areas, will be developed for the projects in Castle Peak Road and Ma Wo. With these new acquisitions of land, the Group's total land bank has increased to a total of 21.6 million square feet.

BUSINESS ACTIVITIES *(Continued)*

(2) Project Completion & Development Activities

During the financial year ended 30th June, 2004, the Group completed the following developments with a total attributable gross floor area of approximately 1.8 million square feet:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Ocean View 1 Po Tai Street, Area 77, Ma On Shan, New Territories	Residential	100%	612,465
2.	Parc Palais 18 Wylie Road, King's Park, Kowloon	Residential	30%	271,253
3.	Imperial Villas Phase I & II 1 & 8 Ping Chuk Lane, Ping Shan, Yuen Long, New Territories	Residential	100%	180,403
4.	The Cliveden 98 Route Twisk, Area 40, Tsuen Wan, New Territories	Residential	50%	112,538
5.	Skyline Tower 39 Wang Kwong Road, Kowloon Bay, Kowloon	Commercial	50%	413,915
6.	Raffles City Shanghai Plot 105 A&B 228 Xizang Road Central, Huangpu District, Shanghai, PRC	Commercial	19%	255,977
				1,846,551

BUSINESS ACTIVITIES *(Continued)*

(2) Project Completion & Development Activities *(Continued)*

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 1.8 million square feet in the next financial year:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Residence Oasis TKOTL No. 24, 15 Pui Shing Road, Tseung Kwan O, New Territories	Residential	60%	895,470
2.	Oceania Heights 2 Hoi Chu Road, Tuen Mun, New Territories	Residential/ Commercial	100%	341,859
3.	The Cairnhill Route Twisk, TWTL395, Area 40, Tsuen Wan, New Territories	Residential	25%	206,909
4.	The Royal Oaks 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories	Residential	100%	166,840
5.	St Andrews Place 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories	Residential	100%	98,909
6.	Anglers' Bay 18A Castle Peak Road, Sham Tseng, New Territories	Residential	50%	88,668
7.	Caldecott Hill 2 Caldecott Road, Piper's Hill, Kowloon	Residential	33.3%	25,737
				1,824,392

BUSINESS ACTIVITIES *(Continued)*

(3) Sales Activities

Property sales turnover at subsidiary level was HK$2,612 million compared to HK$2,616 million last year. Revenue from property sales for the financial year 2003/2004 was mainly derived from the sale of residential units from two new developments namely Ocean View and Imperial Villas Phase I and II. In total, about 98% of the units in these projects have been sold. Property sales at associate level recorded an improvement mainly due to the sale of two residential projects, namely The Cliveden and Parc Palais, where about 80% of the total units have been sold.

Throughout the financial year 2003/2004, Hong Kong economy recorded an encouraging recovery with improving GDP, better employment prospects and an end to deflationary pressures. Better economic fundamentals, low deposit rates and favourable mortgage terms provided the necessary impetus for the property market between the fourth quarter of 2003 and the first quarter of 2004.

Property market sentiment was further boosted by PRC Government's open door policy on tourism and the signing of the Closer Economic Partnership Arrangement ("CEPA"). In general, property prices experienced a double-digit growth compared with that of financial year 2002/2003. Leveraging on the market upturn, the Group marketed several projects. Oceania Heights in Tuen Mun was launched in July 2003 and Residence Oasis over MTR Hang Hau Station in November 2003. The projects were well received by the market, and a total of 95% and 76% of the units of the respective projects have already been sold.

Chinese New Year 2004 saw the launch of Phase II of The Cairnhill, comprising 360 units and all the units were sold shortly after coming onto the market. Anglers' Bay located in Sham Tseng, in which Sino Land has 50% interest, was marketed during the year. About 86% of these units had been sold by June 2004. Caldecott Hill in Piper's Hill was also launched during the second half of the financial year 2003/2004 with approximately 57% of the units sold.

(4) Rental Activities

As at 30th June, 2004, the Group had 9.2 million square feet of attributable gross floor area of completed investment properties, an increase of 0.6 million square feet over the 8.6 million square feet held in the previous financial year. This increase was mainly attributable to the completion of Skyline Tower, an office building located in Kowloon Bay and Raffles City Shanghai, an office and retail building in the PRC. The portfolio comprises diversified properties : 50% commercial developments; 24% industrial developments; 17% car parks; 7% hotels ; and the balance of 2% being residential.

BUSINESS ACTIVITIES *(Continued)*

(4) Rental Activities *(Continued)*

The retail sector has been boosted by enhanced consumer confidence as a result of improving economic conditions during the period of review. The "Individual Travel Scheme" implemented by 30 cities in the PRC since middle of 2003 has benefited our shopping malls, in particular China Hong Kong City where the China Ferry Terminal is located, Tuen Mun Town Plaza and Olympian City 1 and 2.

The Group has continued its policy of implementing thematic and creative promotional activities in its shopping malls, with the result that our tenants have enjoyed increased customer traffic and an upsurge in their businesses. Our promotional activities are geared to enhance the shopping experience for our customers, make shopping an enjoyable family event and fostering customer loyalty. Demand for retail shops has been strong with rent rates achieving double-digit growth.

The Group has embarked a series of asset enhancement programme for our investment properties during the year. Phase I renovation work for the retail area of China Hong Kong City has already been completed. Now renovated, with an attractive colour scheme, the shopping mall and the new food court "Gourmet Express" attract discerning customers.

Other malls are to be refurbished and reconfigured, to ensure greater visibility of the shops. Particular care has been paid to tenant mix to cater for the needs of the changing visitor profile and new trends in consumer demand.

The completion of KCR East Tsim Sha Tsui Station under the Tsim Sha Tsui Extension project in the fourth quarter of 2004 will link up with Tsim Sha Tsui East, New World Centre, Hanoi Road, Mody Road and Chatham Road, creating a transport and shopping hub in the area. The air-conditioned subway will greatly facilitate pedestrian flow in the entire Tsim Sha Tsui East area. The Tsim Sha Tsui Promenade Beautification project scheduled for completion in 2006 will also give a facelift to the waterfront of Tsim Sha Tsui East. To capitalize on these projects and the anticipated increase in pedestrian flow in the area, management will refurbish the Tsim Sha Tsui Centre thereby revitalizing this valuable asset and securing better rental for the Group.

Rental income of HK$1,133 million

The gross rental revenue of the Group, including the attributable share of its associates, increased by 2.1% to HK$1,133 million for the financial year ended 30th June, 2004 compared to HK$1,110 million in the previous financial year with satisfactory overall occupancy. The Group's strategy of building its developments in favourable locations, and with diverse themes has yet again proved to be a significant contributing factor in ensuring stable recurrent earnings.

BUSINESS ACTIVITIES *(Continued)*

(5) Finance

As at 30th June, 2004, the Group's gearing decreased from 36.8% to 11.5%, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity. The reduction of gearing was mainly due to a combination of strong cash flow derived from sales and a lower level of debts as a result of the full conversion in May 2004 of the HK$1.5 billion Convertible Notes due in 2007. Of the total borrowings, 26% was repayable within one year, 29% repayable between one and two years and 45% repayable between two and five years. The Group, including the attributable shares of its associates, had cash resources of approximately HK$10,555 million, comprising cash on hand of approximately HK$3,609 million together with committed undrawn facilities of approximately HK$6,946 million. Total asset of the Group amounted to HK$46 billion. The shareholders' fund and net book value per share of the Group were HK$32 billion and HK$7.4 respectively.

Cash resources of HK$10,555 million

As the share price of the Company has been consistently well above the exercise price (HK$4 per share) of the Convertible Notes arranged in May 2002, Noteholders have opted for conversion of the Convertible Notes into shares. By 21st May, 2004, all the Notes have been converted into shares.

There was no material change in foreign currency borrowings and the capital structure of the Group for the financial year ended 30th June, 2004. Foreign exchange exposure has been prudently kept at a minimal level. All the Group's borrowings are subject to floating interest rates.

On 2nd August, 2004, the court handed down a judgment on the litigation regarding the acceptance of repudiation on the part of Hang Lung of the Agreement entered into between the subsidiary companies of the Company and Hang Lung on 19th December, 1996. The judgment was in favour of Hang Lung. The Company will appeal against the judgment on legal advice. The Directors have been advised that the appeal will not be heard until some time in the year of 2005 at the earliest. On the basis of the uncertainty of the outcome of the intended appeal, the Directors are of the opinion that no provision in respect of the deposit and other liabilities contingent upon the outcome of the appeal should be made for the year ended 30th June, 2004.

(6) Future Developments

The principal focus of the Group lies in property development and investments, with its land bank being continuously and selectively replenished in order to optimise future earnings potential. As at 30th June, 2004, the Group had approximately 11.5 million attributable square feet of gross floor area of land bank, of which 88% is designated for residential projects, which will be developed over the next six years.

BUSINESS ACTIVITIES *(Continued)*

(6) Future Developments *(Continued)*

The Group re-affirms its commitment to building premium properties, and to incorporate wherever possible environmentally friendly and contemporary design concepts and features in its new developments and property management to provide better quality of housing and yet higher standards of service, resulting in improved lifestyle for its customers. Management continues to conduct regular reviews on its properties and where necessary makes improvements, to maintain its reputation for high standards of quality and services.

During 2004, the Group together with two renowned property developers ("Consortium"), submitted a proposal to the HK Government indicating our interest in developing the West Kowloon Cultural District ("District") into an arts and cultural area. The proposal involves the design and building of a unique development comprising inter alia four museums, each with its own specific theme, three theatres, a performance venue, a concert hall and a canopy are to be constructed and operated for a limited period.

This proposal, if accepted, will result in a total of approximately 4 million square feet of arts and cultural facilities being built. The Consortium believes that this is a project devoted to the community of Hong Kong, and one which would make Hong Kong truly a "World Class City", and provide for the cultural needs of this and future generations. The project design preserves the landscape of the waterfront and adopts environmentally friendly principles in the District. Not only does the Consortium plan to build a world class arts and cultural hub along the waterfront of the Victoria Harbour but also to establish a new lifestyle for Hong Kong people where they can appreciate and enjoy arts and cultural activities.

The project will also assist in the development of home grown artists and designers who will in turn benefit the society and the economy as a whole.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2003.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group places great significance on corporate integrity, business ethics and good governance while acknowledging its corporate responsibilities to society. We believe that the interests of long-term shareholders can best be optimised by conducting our business in a socially responsible manner and by adopting, where possible, environmentally friendly practices in our daily operations and business development.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY *(Continued)*



Visitation of over 400 elderly people living in Caritas Hong Kong – Services of Elderly


商界展關懷

Awarding of "Caring Company 2003-2004"

The Group has a strong commitment to corporate citizenship. It has set up a Community Care Committee (the "Committee") which is responsible for organizing social community services and charitable events. Its scope of works ranges from promoting environmental protection initiatives to participating social services for the needy. The Group has organized fund-raising activities for Hong Kong Red Cross, Hong Kong Community Chest and other charitable organizations from time to time. In February 2004, the Company was bestowed "Caring Company 2003-2004" by Hong Kong Council of Social Service. This award symbolizes the Company's active involvement in community services.

"Plant Mangrove for the Earth 2004"





In April 2004, the Committee organized a "Plant Mangrove for the Earth 2004" to encourage people to treasure plants and enhance their awareness of the need to protect the coastal environment. "Clean up Marine Park 2004" was also taken place in August 2004, the activity being intended to preserve the Marine Park so as to provide a better environment for ourselves and the pink dolphins. The Committee will continue to roll out more activities for the staff and the community in the years to come.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY *(Continued)*


清潔海岸公園 2004
Clean Up Marine Park 2004


清潔海岸公園 2004
Clean Up Marine Park 2004

"Clean up Marine Park 2004"

The Group's wholly-owned property management arm, Sino Estates Management Limited ("SEML"), was awarded "Caring Company 2003-2004" by The Hong Kong Council of Social Service during the financial year 2003/2004. SEML was also awarded the "Top 10 High Service Hour Award (2002)(Private Organisation)" by the Social Welfare Department in recognition of its contributions to society. The Sino Volunteer Team set up in 2002 by SEML has organised donation campaigns in the properties that SEML manages for Hong Kong Community Chest and Hong Kong Council of Early Childhood Education & Services. Members of the Team have reached out and visited over 400 elderly people living in Caritas Hong Kong - Services for Elderly. SEML has also carried out "Old Books Recycling Programmes" in over 50 estates for World Vision for the second time and "Old Clothes Recycling Programme" for Salvation Army and Friends of the Earth.



"Top 10 High Service Hour Award (2002) (Private Organisation)" by the Social Welfare Department


舊書回收義賣大行動

"Old Books Recycling Programmes"



"Old Clothes Recycling Programme" for Salvation Army and Friends of the Earth.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY *(Continued)*



"Fresh Water Plumbing Quality Maintenance Recognition Scheme Certificate"



The champion, 1st runner-up, 2nd runner-up and a Merit Prize in the "Kwun Tong Cleaning Competition – Private Building (Industrial)" for Futura Plaza, Westin Centre, Remington Centre and Seaview Centre respectively.

SEML has received a number of awards which confirm its efforts and commitments to environmental protection and quality management. 64 projects have been awarded the "Fresh Water Plumbing Quality Maintenance Recognition Scheme Certificate" so far to acknowledge its sterling work. It has also won the champion, 1st runner-up, 2nd runner-up and a Merit Prize in the "Kwun Tong Cleaning Competition - Private Building (Industrial)" for Futura Plaza, Westin Centre, Remington Centre and Seaview Centre respectively. Ville de Cascade where SEML serves as property manager was awarded a Merit Prize in the "Quality Estate Management Competition for Shatin District" by the Shatin District Council. With regard to air quality control, SEML was granted the "Indoor Air Quality Certificate" by Hong Kong Productivity Council for its achievement in maintaining good quality of the air in Haddon Court. It also achieved the "Gold Wastewi$e Logo" granted by the Environmental Protection Department as an acknowledgment of its efforts in providing high quality refuses management services in Dynasty Heights and "Wastewi$e Logo" for 11 projects.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY *(Continued)*




Prize Presentation

"Silver Award – High-density residential property" and "Silver Award – Non-residential property" for Hong Kong Gold coast and Gold Coast Shopping Mall under the scheme of the "Best Landscape Award for Private Property Development" offered by the Leisure and Cultural Services Department of the HK Government.

SEML attaches great importance to providing and maintaining a beautiful and pleasant landscape for the developments it manages, as an integral part of its initiatives to enhance the lifestyle of the residents. Their achievements have been well received. In March 2004, it was bestowed "Silver Award - High-density residential property" and "Silver Award - Non-residential property" for Hong Kong Gold Coast and Gold Coast Shopping Mall under the scheme of the "Best Landscape Award for Private Property Development" offered by the Leisure and Cultural Services Department of the HK Government. Four projects namely Corporation Park, Dynasty View, Avon Park and Regentville were also awarded the prize of Merit under the scheme.

Sino Security Services Limited (formerly known as Sing-Ho Security Services Limited), a wholly-owned subsidiary of the Company, has donated used-uniform to Salvation Army on regular basis since May this year. It also supports the "Youth Pre-employment Training Programme" promoted by the Labour Department of the HK Government by offering part-time posts to people recommended by the Department. Trainees are provided with the necessary training which can assist their career development.

EMPLOYEE PROGRAMMES

As at 30th June, 2004, the Group employed approximately 5,600 staff. During the financial year, the Group held various internal and external training programmes for its employees. These programmes for the Group's employees are designed, amongst other things, to strengthen their language proficiency, professional knowledge and management know-how as well as to enhance their productivity. Course contents covered language skills; customer relations and customer service; information technology; self-enhancement initiatives and environmental conservation in respect of office administration, property management and project management. New courses will continually be developed to meet corporate and specific career planning needs.

As the economic and social ties between the Mainland and Hong Kong strengthen, the Group continues its efforts in promoting the use of Putonghua amongst staff by providing courses for various levels on a regular basis. It is the Group's policy that all staff, in particular those in front-line positions, must uphold meticulous standards in customer service.

Furthermore, the Group has always laid particular emphasis on promoting good team-work as an essential element in the efficient and effective use of human resources, internal procedures and systems. Teamwork serves to focus individual achievement upon the objectives of the Group, which results in better quality of products and services. During the period under review, several workshops and seminars on team-building and leadership were organised in order to promote the spirit and skills of teamwork.

PROSPECTS

Since the middle of 2003 Hong Kong has managed to achieve a sustained period of economic recovery. GDP has seen 6.8% growth in the fourth quarter of 2003 and this is still rising with further growth to 12.1% seen in the second quarter of 2004 and full-year growth forecast of 7.5%. At the same time the unemployment rate has fallen from its peak of 8.6% in the quarter between May and July 2003 to 6.9% in the second quarter 2004 and the end of deflationary pressures.

Better economic and employment prospects together with low interest rates in early 2004 were the major catalysts driving the recent upward surge in the property market. Demand for private residential housing has been particularly strong. Strong liquidity in the banking sector and continuing favourable mortgage terms have contributed to double digit-growth for property prices since the second quarter of 2003.

In July 2004 the Hong Kong Mortgage Corporation launched the New Mortgage Insurance Programme, which enables home buyers to obtain mortgage financing up to 95% of the value of a property. It is likely that this Programme will further drive property purchases in the private housing sector.

PROSPECTS *(Continued)*

Retail sales, tourism and the hotel industry also recorded encouraging growth as a result of better market sentiments and the implementation of the "Individual Travel Scheme" by 30 cities in Mainland China. Visitor arrivals to Hong Kong have risen from a low of slightly over 720,000 per month in June 2003 to an average of 1.6 million per month between July 2003 and June 2004. It is expected that visitor arrivals will reach 20 million for the full year of 2004, compared with 16.5 million in 2002 and 15.5 million in 2003.

Our shopping malls, such as the China Hong Kong City, Olympian City 1 and 2 and Tuen Mun Town Plaza, have directly benefited from the market upturn and account for a substantial portion of our total gross rental income. The completion of five major projects in Tsuen Wan Town Centre Redevelopment site, Yeung Uk Road (Tsuen Wan) site, West Kowloon Reclamation site, Ho Tung Lau site and Oceania Heights (Tuen Mun) in the next three financial years are expected to add a total of approximately 600,000 square feet of retail space to our rental portfolio. These projects are expected to greatly enhance our income from the rental sector in the years to come.

Given the strong economic fundamentals, a healthy sustainable growth in the property market and our development land bank (excluding completed investment properties and properties held for sales) of 11.5 million square feet, which were mainly acquired between 2000 and the first half of 2004, the Company is set for further positive growth in the next few years. The Group shall continue to selectively replenish its land bank to optimise earnings. The Directors are confident of the prospects of the Group.

STAFF AND MANAGEMENT

Mr. Ivan Lee Wank-hay resigned from the Group effective 16th June, 2004. I would like to express my appreciation for his contributions during his directorship with the Group.

On behalf of the Board, I would like to take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 22nd September, 2004

BIOGRAPHICAL DATA OF DIRECTORS

(I) EXECUTIVE DIRECTORS

Mr. Robert Ng Chee Siong, aged 52, an Executive Director since 1981 and Chairman of the Group since 1991, was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 28 years and is also the director of a number of subsidiaries and associated companies of the Company. Mr. Ng is the Chairman of Tsim Sha Tsui Properties Limited ("TST Properties"), the holding company of the Company, and the Chairman of Sino Hotels (Holdings) Limited ("Sino Hotels"). In addition, he is a director of Yeo Hiap Seng Limited and a Non-executive Director of The Hongkong and Shanghai Hotels, Limited and SCMP Group Limited.

Mr. Albert Yeung Pak Hin, aged 52, an Executive Director of the Company since 1996, is a graduate of the University of Manchester Institute of Science & Technology. He has been with the Company for more than 22 years and is also the director of a number of subsidiaries and associated companies of the Company. Mr. Yeung is very experienced in project management and cost control, and was a former member of the Advisory Committee on Building Services Engineering of the Hong Kong Polytechnic University.

Mr. Raymond Tong Kwok Tung, aged 62, an Executive Director of the Company since 1997, was admitted as a solicitor in Hong Kong in 1970 and in the United Kingdom in 1979. He is also an Executive Director of TST Properties and the director of a number of subsidiaries and associated companies of the Company.

Mr. Yu Wai Wai, aged 44, an Executive Director of the Company since January 2003, is a member of the Hong Kong Institute of Architect, a Registered Architect and an Authorized Person (Architect). He has extensive experience in design, project management, construction site management and cost management. He joined the Company in 1992 and is the director of a number of subsidiaries and associated companies of the Company.

(II) INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Ronald Joseph Arculli, GBS, OBE, JP, aged 65, has been an Independent Non-executive Director of the Company since 1981. He is also an Independent Non-executive Director of TST Properties and Sino Hotels. Mr. Arculli became a Member of the Legislative Council in 1988, representing the Real Estate and Construction functional constituency from 1991 to the end of June 2000. He is the Chairman of The International Awards Association of The Duke of Edinburgh's Award International Foundation, a Board member of The Hong Kong Mortgage Corporation Limited and Chairman and a Steward of The Hong Kong Jockey Club. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is also a Managing Partner of a firm of solicitors in Hong Kong.

Mr. Arculli is also an Independent Non-executive Director of Hang Lung Properties Limited, HKR International Limited and SCMP Group Limited and a Non-executive Director of Hongkong Electric Holdings Ltd. and Hutchison Harbour Ring Limited.

(II) INDEPENDENT NON-EXECUTIVE DIRECTORS *(Continued)*

Mr. Paul Cheng Ming Fun, JP, aged 67, has been an Independent Non-executive Director of the Company since 1995. He is also an Independent Non-executive Director of TST Properties and Sino Hotels. Mr. Cheng was a former member of the Hong Kong Legislative Council as well as Chairman of Inchcape Pacific Ltd., N M Rothschild & Sons (Hong Kong) Ltd., the Hong Kong General Chamber of Commerce, and the American Chamber of Commerce in Hong Kong. He is currently a Steward of the Hong Kong Jockey Club. Mr. Cheng is an Adjunct Professor of Management of Organisations of the Hong Kong University of Science and Technology and is a member of the Council of the Chinese University of Hong Kong.

Mr. Cheng is also an Independent Non-executive Director of Esprit Holdings Limited, Hutchison Harbour Ring Limited, Kingboard Chemical Holdings Limited, New World Mobile Holdings Limited and The Wharf (Holdings) Limited. He was previously director of Sa Sa International Holdings Limited (resigned on 29th August, 2002), Chevalier International Holdings Limited (resigned on 3rd September, 2003) and Spirent plc (listed on the London Stock Exchange) (resigned on 31st December, 2003).

Dr. Allan Zeman, GBS, JP, aged 56, an Independent Non-executive Director of the Company since 30th September, 2004, is the holder of Honorary Doctor of Laws Degree from The University of Western Ontario, Canada. He has also been appointed an Independent Non-executive Director of TST Properties on 30th September, 2004. After spending more than 34 years in Hong Kong, Dr. Zeman has established many business interests in Hong Kong and overseas, ranging from property development, entertainment to public relations, in addition to having an interest in Li & Fung Limited, a listed company in Hong Kong. Dr. Zeman is the Chairman of Ocean Park, a major theme park in Hong Kong, and also the Chairman of Lan Kwai Fong Holdings Limited, the major ultimate property owner and developer in Lan Kwai Fong, one of Hong Kong's most popular tourist destinations. Dr. Zeman is a member of Economic and Employment Council in Hong Kong, the Economic and Employment Council Subgroup on Business Facilitation and the Design, Marketing and Licensing Services Advisory Committee of the Hong Kong Trade Development Council. Dr. Zeman serves as a board member on a number of public bodies in Hong Kong, including the Tourism Strategy Group for the Hong Kong Tourism Commission and Urban Renewal Authority. Dr. Zeman is currently a non-executive director of Pacific Century Premium Developments Limited, a company listed on The Stock Exchange of Hong Kong Limited, and is also a director of Wynn Resorts, Limited, a listed company in USA and Algo Group Inc., a listed company in Canada.

DIRECTORS' REPORT

The Directors present their annual report and the audited financial statements of the Company for the year ended 30th June, 2004.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The principal activities of its principal subsidiaries are set out in note 43 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 69.

An interim dividend of HK5 cents per share amounting to HK$66,994,104 by way of cash dividends and HK$141,459,319 by way of scrip alternatives were paid to the shareholders during the year. The Directors now recommend the payment of a final dividend of HK7 cents per share to the shareholders on the Register of Members on 17th November, 2004, amounting to HK$301,421,608.

INVESTMENT PROPERTIES

During the year, the Group acquired and disposed of its investment properties of HK$3,375,364 and HK$22,432,617, respectively, transferred from properties under development of HK$144,203,026 and revalued all its investment properties at the year end date. Net surplus on revaluation amounting to HK$3,423,266,358 has been credited directly to the investment property revaluation reserve.

Details of these and other movements during the year in the investment properties of the Group are set out in note 15 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group are set out in note 17 to the financial statements.

MAJOR PROPERTIES

Details of the major properties of the Group at 30th June, 2004 are set out on pages 126 to 138.

SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries and associates at 30th June, 2004 are set out in notes 43 and 44 to the financial statements, respectively.

SHARE CAPITAL

Details of movements during the year in the share capital of the Company are set out in note 29 to the financial statements.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold, or redeemed any of the listed securities of the Company during the year.

CONVERTIBLE NOTES

Details of the convertible notes of the Group are set out in note 28 to the financial statements. The convertible notes were fully converted during the year.

TREASURY, GROUP BORROWINGS AND INTEREST CAPITALISED

The Group maintains a prudent approach in its treasury management with foreign exchange exposure being kept at a minimal level and interest rates on a floating rate bases. Bank loans, overdrafts and other borrowings repayable within one year or on demand are classified as current liabilities. Repayment analysis of bank loans and other borrowings as at 30th June, 2004 are set out in note 26 to the financial statements.

Interest expenses capitalised by the Group during the year in respect of properties under development amounted to HK$57,305,510.

DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

Executive Directors

Mr. Robert Ng Chee Siong
Mr. Albert Yeung Pak Hin
Mr. Raymond Tong Kwok Tung
Mr. Yu Wai Wai
Mr. Ivan Lee Wank-hay (resigned on 16th June, 2004)
Mr. Benjamin Lam Yu Yee (resigned on 6th July, 2003)

Independent Non-executive Directors

Mr. Ronald Joseph Arculli, GBS, OBE, JP
Mr. Paul Cheng Ming Fun, JP

In accordance with the provisions of the Company's Articles of Association, Messrs. Robert Ng Chee Siong and Paul Cheng Ming Fun, JP will retire at the forthcoming Annual General Meeting and, who being eligible, will offer themselves for re-election.

DIRECTORS' INTERESTS

As at 30th June, 2004, the interests and short positions held by the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), were as follows:

(a) Long Positions in Shares of the Company

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	2,621,698	Beneficial owner of 117,062 shares and spouse interest in 2,504,636 shares	0.06%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	1,044,095	Beneficial owner	0.02%
Mr. Paul Cheng Ming Fun, JP	61,085	Beneficial owner	≃ 0%
Mr. Albert Yeung Pak Hin	14,859	Beneficial owner	≃ 0%
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–

(b) Long Positions in Shares of Associated Corporations

(i) Holding Company

Tsim Sha Tsui Properties Limited

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	527,508	Beneficial owner	0.03%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	60,000	Beneficial owner	≃ 0%
Mr. Paul Cheng Ming Fun, JP	–	–	–
Mr. Albert Yeung Pak Hin	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–

DIRECTORS' INTERESTS *(Continued)*

(b) Long Positions in Shares of Associated Corporations *(Continued)*

(ii) Associated Companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of Associated Companies	Number of Ordinary Shares	% of Issued Share Capital
Better Chief Limited	50 *(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(Notes 1 & 3)*	100%
Dramstar Company Limited	440 *(Notes 1 & 4)*	44%
Empire Funds Limited	1 *(Notes 1 & 5)*	50%
Erleigh Investment Limited	110 *(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1 *(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5 *(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000 *(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10 *(Notes 1 & 5)*	50%
Jade Result Limited	500,000 *(Notes 1 & 5)*	50%
Jumbo Funds Limited	1 *(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2 *(Notes 1 & 3)*	100%
Perfect Finance Limited	1 *(Notes 1 & 5)*	50%
Real Maker Development Limited	20,000 *(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(Notes 1 & 5)*	50%
Silver Link Investment Limited	10 *(Notes 1 & 5)*	50%
Sino Club Limited	2 *(Note 9)*	100%
Sino Parking Services Limited	450,000 *(Note 10)*	50%
Sino Real Estate Agency Limited	50,000 *(Note 10)*	50%

Notes:

1. *Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.*
2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*
3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*
4. *The shares were held by Jade Result Limited, a company 50% controlled by Osborne.*
5. *The share(s) was(were) held by Osborne.*
6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*
7. *The shares were held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*
8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*
9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*
10. *The shares were held by Deansky Investments Limited.*

(c) Long Positions in Underlying Shares and Debentures
Short Positions in Shares, Underlying Shares and Debentures

There were no long positions in the underlying shares and debentures or any short positions in the shares, underlying shares and debentures of the Company and its associated corporations, which were recorded in the register as required to be kept under Section 352 of Part XV of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code contained in the Listing Rules.

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

At no time during the year was the Company, its holding company, any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTEREST IN COMPETING BUSINESSES

Pursuant to paragraph 8.10 of the Listing Rules, the Company discloses that during the year and up to the date of this report, Mr. Robert Ng Chee Siong, the Chairman of the Board, held interests and/or directorships in companies engaged in businesses of property investment, development and management in Hong Kong.

As the Board of Directors of the Company is independent of the boards of these companies and maintains two Independent Non-Executive Directors, the Group operates its businesses independently of, and at arm's length from, the businesses of these companies.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Apart from the transactions disclosed under the heading "Related Party Transactions" as set out in note 42 to the financial statements, there were no other contracts of significance in relation to the Group's business, to which the Company, its holding company, any of its subsidiaries or fellow subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisting at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

None of the Directors of the Company has a service contract with the Company or any of its subsidiaries not determinable by the employing company within one year without payment of compensation (except for statutory compensation).

CONNECTED TRANSACTIONS

1. During the year, the Group entered into the following connected transactions, particulars of which are disclosed herein as required under the Listing Rules:

   (a) **The Chengdu Acquisition**

   On 11th June, 2004, 中海信和(成都)物業發展有限公司 (China Overseas Sino Land (Chengdu) Property Development Ltd.*), a joint venture company held as to 80% by the China Overseas Group (comprising China Overseas Land & Investment Limited ("China Overseas") and its subsidiaries) and 20% by the Group, was formed to acquire the land use right of a property (the "Property") located in Chengdu, the People's Republic of China (the "PRC"), which was awarded to the China Overseas Group and the Group in a public auction (the "Chengdu Acquisition").

   The Property comprises of a site of approximately 1,811 mu and, pending the delivery by the municipal government of Chengdu of vacant possession, an adjacent site of 175 mu located in the Jin Niu District (also known as Golden Bull District) in Chengdu, the PRC. The Property can be developed for residential use, community service facilities, government facilities, urban green zones and other uses. The aggregate consideration for the Chengdu Acquisition of approximately RMB1.2 billion (approximately HK$1.13 billion) will be paid by the China Overseas Group and the Group on an 80:20 basis. The Chengdu Acquisition is a good investment opportunity in the PRC for the Group and it also helps to replenish its land bank for development purposes.

CONNECTED TRANSACTIONS *(Continued)*

1. *(Continued)*

(b) The Honey Lake Acquisition

On 16th April, 2004, the Group and the China Overseas Group jointly participated in an acquisition of the land use right of a property in Shenzhen, the PRC, in a public auction (the "Honey Lake Acquisition"). 深圳盛輝物業發展有限公司 (Shenzhen Sheng Huei Property Development Limited*), which is owned as to 50% by the China Overseas Group and 50% by the Group, was subsequently formed for the purpose of the Honey Lake Acquisition on 29th April, 2004.

The property in the Honey Lake Acquisition is a 93,544 square meter site located at Futian's Honey Lake in Shenzhen, the PRC, for residential and commercial development. The aggregate consideration for the Honey Lake Acquisition of RMB950 million (approximately HK$893.95 million) was paid by the Group and the China Overseas Group on a 50:50 basis. The Honey Lake Acquisition is a good investment opportunity in the PRC for the Group and it also helps to build up its land bank for development purposes.

* *English translation for identification purposes only*

(c) Awarding of construction contracts

In the ordinary and usual course of business of the Group of property development, the Group awards construction contracts for its property developments to certain construction companies that participate in their highly competitive tendering process. During the year, certain construction contracts were awarded by the Group to China Overseas, details of which are as follows:

	Parties to the Contract					
No.	The Group	% owned by the Group	China Overseas Group	Nature of Works	Date of Letter of Award or Letter of Intent	Contract Sum HK$ million
1.	Active Success Development Limited	100	China Overseas Building Construction Ltd.	Main contract at KIL11158, Hoi Fai Road, West Kowloon Reclamation	22.11.03	654.9
2.	Full Fair Limited	100	China State Construction Engineering (Hong Kong) Ltd.	Foundation and railway depot works main contract and foundation at STTL 470 Ho Tung Lau (Site A), Shatin, New Territories	25.03.04	569.0
			China Overseas Mech. & Elect. Eng. Ltd.	Air conditioning and mechanical ventilation installation nominated sub-contract at STTL 470 Ho Tung Lau (Site A), Shatin, New Territories	13.05.04	5.3
3.	Prime Harvest Development Limited	100	China Overseas Mech. & Elect. Eng. Ltd.	MVAC installation (podium) nominated sub-contract for URA Site TWTL398, Tai Ho Road/ Yeung Uk Road, Tsuen Wan, New Territories	20.05.04	29.8

Prior to 23rd July, 2004, China Overseas was a substantial shareholder of certain non wholly-owned subsidiaries of the Company, and therefore under the Listing Rules, China Overseas was a connected person of the Company. On 23rd July, 2004, the Company acquired the remaining shareholding interests from the other shareholders of these non wholly-owned subsidiaries on an arm's length basis resulting in them becoming its wholly-owned subsidiaries. As a result, China Overseas ceased to be a connected person of the Company.

CONNECTED TRANSACTIONS *(Continued)*

2. During the year, the Group also conducted the following connected transactions. These transactions are exempted from all reporting and announcement and independent shareholders' approval requirements under the Listing Rules which came into effect on 31st March, 2004. Nevertheless, these transactions were subject to reporting requirements under the preceding Listing Rules and are included here for information purposes only.

(a) Advances by the Group in the form of shareholders' loans

During the year, the Group made advances in the form of shareholders' loans to its associates and a non wholly-owned subsidiary as working capital. These associates and the non wholly-owned subsidiary were companies that were formed previously in the ordinary and usual course of business of the Group of property development with its joint venture partners. All these advances were made on a pro-rata basis in accordance with their respective shareholdings. All these advances are unsecured and have no fixed repayment terms. Details of these advances are as follows:

No.	Company	Shareholding interest of the Group	Other Shareholders	Amount HK$ million	Annual interest rate (%)
1.	Empire Funds Limited	50%	Ng Family	4.8	3.0
2.	Erleigh Investment Limited & Murdoch Investments Inc.	45%	Ng Family	20.6	4.0
3.	Harvest Sun (B.V.I.) Limited	30%	Bank of China Group Investment Ltd., CapitaLand Limited, China Overseas and Kerry Properties Limited	63.0	—
4.	Olympian City 2 Finance Company Limited	50%	China Overseas and Kerry Properties Limited	12.3	Prime plus 0.2%
5.	Rich Century Investment Limited	50%	Ng Family	12.4	1.0
6.	Firm Wise Investment Limited	70%	South China Information and Technology Limited	17.2	0.5

Note: Ng Family is defined as Mr. Ng Teng Fong, Mr. Robert Ng Chee Siong, Mr. Philip Ng Chee Tat and their respective associates.

Kerry Properties Limited and South China Information and Technology Limited are substantial shareholders of certain non wholly-owned subsidiaries of the Company and therefore under the Listing Rules, they are connected persons of the Company. By virtue of Mr. Ng Teng Fong being a substantial shareholder of the Company, and the Ng Family being an associate of Mr. Ng Teng Fong, the Ng Family is therefore a connected person of the Company under the Listing Rules.

(b) Sharing of administrative expenses

Sino Administration Services Limited, a wholly-owned subsidiary of the Company, provides administrative services to the Ng Family and the Sino Group (defined as Tsim Sha Tsui Properties Limited, Sino Hotels (Holdings) Limited, the Company and their respective subsidiaries), which include office administrative support services, secretarial services, and company secretarial, accounting and legal services. The sharing of administrative services are determined on the basis of: (i) gross floor area for each of the completed properties and properties under development for the Sino Group and the Ng Family; and (ii) an additional factor of 0.3 being applied to the gross floor area for the Sino Group to reflect the approximate additional administrative service costs incurred by a listed group as compared to a private company. During the year, the amount of the administrative service fees received from the Ng Family was approximately HK$45.0 million.

CONNECTED TRANSACTIONS *(Continued)*

3. During the year, the Group also conducted the following connected transactions, particulars of which are disclosed herein as required under the Listing Rules:

(a) Awarding of construction contracts

During the year, in the ordinary and usual course of business of the Ng Family, which includes property development and investment, it awarded Fung Yuen Construction Company Limited, a wholly-owned subsidiary of the Company, a construction contract for a property development owned by Rich Century Investment Limited, which is owned as to 50% by the Ng Family and 50% by the Company. The contract was awarded, after a highly competitive tendering process, on 22nd August, 2003 at the same price as the lowest tender on a back-to-back basis. The construction contract was for the interior fitting-out works for tenancy areas at NKIL5846, 12 Kai Shun Road, Kowloon Bay, Kowloon and the contract sum was approximately HK$58.3 million.

(b) Provision of building cleaning services

Best Result Cleaning Services Limited, a wholly-owned subsidiary of the Company, provided building cleaning services to certain buildings which were owned by the Ng Family. These services were provided on a cost-plus basis in line with terms available to other independent third party customers. During the year, the amount of the building cleaning service fees received from the Ng Family was approximately HK$14.8 million.

(c) Provision of parking lot management services

Sino Parking Services Limited, a company held as to 50% by the Company and 50% by the Ng Family, provided parking lot management services to properties of the Group. These services were provided at a management fee equal to 12% on the total gross revenue from car parking operations, which is in line with the margin available to other independent third party customers taking into account the relevant risk factors. During the year, the amount of the parking lot management service fees received by Sino Parking Services Limited from the Group was approximately HK$11.1 million.

(d) Provision of estate management services

Sino Estates Management Limited, a wholly-owned subsidiary of the Company, provided estate management services to certain buildings owned by the Ng Family. The pricing of the services was determined with reference to the size and type of the buildings, which was in line with those provided to independent third parties. During the year, the amount of the management service fees received from the Ng Family was approximately HK$11.1 million.

(e) Provision of management services

Sino Estates Services Limited, a wholly-owned subsidiary of the Company, provided management services to certain buildings which were owned by the Ng Family. The pricing policy for these services are determined with reference to the size and type of the buildings, which is in line with terms available to other independent third party customers. During the year, the amount of the management service fees received from the Ng Family was approximately HK$3.1 million.

CONNECTED TRANSACTIONS *(Continued)*

3. *(Continued)*

(f) Provision of security guard services

Sino Security Services Limited, a wholly-owned subsidiary of the Company, provided security guard services to buildings owned by the Ng Family. These services were provided on a cost-plus basis, which are in line with terms available to other independent third party customers. During the year, the amount of the security guard service fees received from the Ng Family was approximately HK$24.4 million.

(g) Lease of premises

During the year, the Group leased premises from the Ng Family. All lease arrangements were negotiated on an arm's length basis and on normal commercial terms with reference to the prevailing market rental value of the particular premises. During the year, the amount of rent paid by the Group to the Ng Family was approximately HK$19.4 million.

The above connected transactions have been reviewed by the directors of the Company (including the independent non-executive directors). The independent non-executive directors have confirmed that during the year, the above connected transactions were all conducted and entered into:

(i) in the ordinary and usual course of business of the Group;

(ii) on an arm's length basis, on normal commercial terms and on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(ii) on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Details of other related party transactions are set out in note 42 to the financial statements.

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS

As at 30th June, 2004, the interests and short positions of the Substantial Shareholders and other shareholders in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO were as follows:

(a) Long Positions in Shares and Underlying Shares of the Company

Name of Substantial Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Ng Teng Fong	2,243,099,702 *(Notes 1 & 5)*	Beneficial owner of 24,744,502 shares, spouse interest in 3,295,204 shares and interest of controlled corporations in 2,215,059,996 shares	52.09%
Tsim Sha Tsui Properties Limited	2,155,924,113 *(Notes 1(a), (b) & 5)*	Beneficial owner of 1,047,095,874 shares and interest of controlled corporations in 1,108,828,239 shares	50.06%

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS *(Continued)*

(a) Long Positions in Shares and Underlying Shares of the Company *(Continued)*

Name of Other Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Chen Din Hwa	421,854,271 *(Notes 2 & 4)*	Interest of a controlled corporation	9.80%
Ms. Chen Yang Foo Oi	421,854,271 *(Notes 2, 3 & 4)*	Spouse interest	9.80%
Xing Feng Investments Limited	421,854,271 *(Notes 2 & 4)*	Interest of a controlled corporation	9.80%
Nice Cheer Investment Limited	421,854,271 *(Notes 2 & 4)*	Beneficial owner	9.80%
Solid Capital Holdings Limited	314,276,891	Security interest in 314,136,347 shares and beneficial owner of 140,544 shares	7.30%
Spangle Investment Limited	237,785,967 *(Note 5)*	Beneficial owner	5.52%
Citigroup Inc.	(i) 207,159,144 *(Notes 6 & 7)*	Beneficial owner	4.95%
	(ii) 12,986,948 *(Note 7)*	Lending pool	0.31%

(b) Short Positions in Shares and Underlying Shares of the Company

Name of Substantial Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Chen Din Hwa	100,000,000 *(Notes 2 & 4)*	Interest of a controlled corporation	2.32%
Ms. Chen Yang Foo Oi	100,000,000 *(Notes 2, 3 & 4)*	Spouse interest	2.32%
Xing Feng Investments Limited	100,000,000 *(Notes 2 & 4)*	Interest of a controlled corporation	2.32%
Nice Cheer Investment Limited	100,000,000 *(Notes 2 & 4)*	Beneficial owner	2.32%
Citigroup Inc.	185,645,424 *(Note 6)*	Beneficial owner	4.44%

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS *(Continued)*

Notes:

1. *As regards 2,215,059,996 shares held by controlled corporations:*

   (a) *1,047,095,874 shares were held by Tsim Sha Tsui Properties Limited which was 71.72% controlled by Mr. Ng Teng Fong;*

   (b) (i) *32,105,260 shares were held by Orchard Centre Holdings (Pte) Limited, in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited, had a 95.23% control; and*

   (ii) *1,076,722,979 shares were held through the wholly-owned subsidiaries of Tsim Sha Tsui Properties Limited (including 237,785,967 shares held by Spangle Investment Limited (Note 5)); and*

   (c) *59,135,883 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 869 shares by Fanlight Investment Limited, 24,872,431 shares by Karaganda Investments Inc., 1,094,306 shares by Orient Creation Limited, 5,191,924 shares by Strathallan Investment Limited, 15,648,533 shares by Strong Investments Limited, 12,058,745 shares by Tamworth Investment Limited and 269,075 shares by Transpire Investment Limited.*

2. *The long position in 421,854,271 shares and underlying shares (represented interests in 321,854,271 shares and 100,000,000 underlying shares through physically settled equity derivatives) and the short position in 100,000,000 underlying shares were held by Nice Cheer Investment Limited, a company 100% controlled by Xing Feng Investments Limited which was in turn 100% controlled by Mr. Chen Din Hwa.*

3. *Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.*

4. *The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng Investments Limited and Nice Cheer Investment Limited were duplicated.*

5. *237,785,967 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

6. *The long position in 207,159,144 shares and 177,188,106 underlying shares (represented 100,000,000 underlying shares through physically settled equity derivatives and 77,188,106 underlying shares through cash settled equity derivatives) and the short position in 645,424 shares and 185,000,000 underlying shares (through physically settled equity derivatives) were held by Citigroup Inc.*

7. *Based on the confirmation from Citigroup Inc., the 12,986,948 shares in the lending pool had been separately reported in the Form 2 (Corporate Substantial Shareholder Notice) and had not been aggregated to the long position in 207,159,144 shares.*

Save as disclosed above, as at 30th June, 2004, the Company has not been notified by any persons who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

DONATIONS

During the year, the Group made charitable and other donations amounting to approximately HK$562,000.

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate amount of purchases attributable to the Group's five largest suppliers accounted for approximately 90% of the Group's total purchases and the purchases attributable to the Group's largest supplier was approximately 55% of the Group's total purchases.

The percentage of sales attributable to the Group's five largest customers is less than 30% of the Group's total sales for the year. The Directors do not consider any one customer or supplier to be influential on the Group.

COMPLIANCE COMMITTEE

A Compliance Committee comprising the Legal and Company Secretary Director, the two Heads of the Legal and Company Secretarial Departments, the Director of Development Department, Chief Executive Officer (Hotel) (or his designated personnel), the Chief Financial Officer, department heads without an overseeing director and the Compliance Officer was established on 30th August, 2004 to enhance the corporate governance of the Group. The Compliance Committee has dual reporting lines. A principal reporting line to the Board through the Legal and Company Secretary Director, who will chair the Compliance Committee. A secondary reporting line will be to the Audit Committee.

AUDIT COMMITTEE

Pursuant to the requirements of the Listing Rules, an Audit Committee comprising Messrs. Ronald Joseph Arculli, GBS, OBE, JP and Paul Cheng Ming Fun, JP, Independent Non-executive Directors, was established on 23rd September, 1998. The Audit Committee reports to the Board and has held regular meetings since its establishment to review and recommend to improve the Group's financial reporting process and internal controls.

CODE OF BEST PRACTICE

The Company has complied throughout the year ended 30th June, 2004 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

The term of office for each Independent Non-executive Director is the period up to his retirement by rotation and re-election at the Annual General Meeting in accordance with the Company's Articles of Association.

AUDITORS

A resolution will be submitted to the Annual General Meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Robert NG Chee Siong
Chairman

Hong Kong, 22nd September, 2004

Note: Dr. Allan Zeman, GBS, JP has been appointed an Independent Non-executive Director and a member of the Audit Committee of the Company on 30th September, 2004 subsequent to the date of the Report of the Directors. In accordance with the Company's Articles of Association, Dr. Zeman will also retire at the forthcoming Annual General Meeting and, who being eligible, will offer himself for re-election.

Completed properties

1. Ocean View
2. The Cliveden
3. Parc Palais
4. Imperial Villas
5. Westin Centre
6. Central Park
7. Far East Finance Centre
8. Cambridge Plaza
9. Dynasty Heights
10. Island Resort
11. Greenfields
12. Majestic Park
13. Island Harbourview
14. Grand Dynasty View
15. Park Avenue
16. Sky Horizon
17. Horizon Place
18. Lincoln Centre

Properties under development

19. Kowloon Inland Lot No. 11158
20. Residence Oasis, Tseung Kwan O Town Lot No. 24, MTR Hang Hau Station Development
21. The Cairnhill, Area 40, Tsuen Wan, Lot No. 395
22. Anglers' Bay, Lot No. 214 in DD387, Sham Tseng
23. The Royal Oaks, Lot No. 2543 in DD92, Sheung Shui, N.T.
24. St Andrews Place, Lot No. 943 in DD94, Sheung Shui, N.T.
25. Oceania Heights, Tuen Mun Town Lot No. 432
26. Mount Beacon, New Kowloon Inland Lot No. 6196
27. Caldecott Hill, New Kowloon Inland Lot No. 6378
28. Tsuen Wan Town Centre Redevelopment, Tsuen Wan Town Lot No. 398
29. Yeung UK Road, Tsuen Wan Town Lot No. 394
30. 53 Conduit Road
31. Ho Tung Lau (Site A), Fo Tan, Shatin Lot No. 470

Investment properties

32. Skyline Tower
33. The Centrium
34. 148 Electric Road
35. Central Plaza
36. Conrad Hong Kong
37. Harbour Centre
38. Hollywood Centre
39. Marina House
40. One Capital Place
41. Pacific Palisades
42. Pacific Plaza
43. Island Resort Mall
44. 25/F United Centre
45. Olympian City 1
46. Olympian City 2
47. The Astrid
48. Cameron Plaza
49. China Hong Kong City
50. Corporation Square
51. Futura Plaza
52. Sunley Centre
53. Westley Square
54. Fullerton Centre
55. Hong Kong Pacific Centre
56. Kwun Tong Harbour Plaza
57. Kwun Tong Plaza
58. Omega Plaza
59. Parmanand House
60. Po Hing Centre
61. Remington Centre
62. Sunshine Plaza Shopping Arcade
63. Tsim Sha Tsui Centre
64. Yau Tong Industrial City
65. Avon Park Shopping Arcade
66. Springdale Villas Shopping Arcade
67. Golden Plaza
68. Mansfield Industrial Centre
69. Maritime Bay Shopping Arcade
70. Parklane Centre
71. Ping Wui Centre
72. Shatin Galleria
73. Tuen Mun Town Plaza, Phase I
74. The Waterside Shopping Arcade
75. 15 Shek O Headland
76. No. 1 Chatham Path, Mid-levels
77. No. 8 Mount Cameron Road, The Peak
78. 38 Repulse Bay Road
79. Bayview Park
80. No. 1 Hung To Road
81. Grand Regentville Shopping Mall



4
71
66
70
73
25
Mass Transit Railway
KCR – East Rail
KCR – West Rail
Ma On Shan Rail (Due for completion 2004)
KCR – Light Rail
Airport Railway & MTR Tung Chung Line
Route 3


8
23
24
81
18
65
14
74
1
31
72
21
2
22
28
29
52
17
27
9
26
12
47
32
60
50
80
51
53
5
54
61
57
56
20
69
45
13
6
19
46
15
58
62
3
55
48
49
59
63
64
34
39
38
42
33
44
7
35
37
40
16
41
30
36
76
77
10
43
79
78
75

COMPLETED PROPERTIES


A


C


B

C Parc Palais

Parc Palais is located at one of the most prestigious addresses in King's Park, Kowloon. This luxurious development offers 700 apartments in 8 towers being surrounded by a greenery landscaped garden and equipped with a splendidly designed clubhouse.

A Ocean View

Ocean View – The building has incorporated a number of environmentally friendly features. The development provides 911 apartments with spectacular panoramic seaviews of Tolo Harbour. The development is well served by major transport arteries with easy access to the future Ma On Shan Rail Heng On Station.

B Imperial Villas

Inspired by the architecture typical of St. Tropez in France, the design of Imperial Villas displays many romantic features of an enchanting European development. This low density residential development features 10 blocks with full clubhouse facilities. It is close to both the Tong Fong LRT Station and West Rail Station, and approximately 20 minutes travelling time to and from Kowloon.

COMPLETED PROPERTIES



D The Cliveden

Rising amid the exuberant greenery at 98 Route Twisk, The Cliveden is the first signature residence amongst this tranquil setting of Tsuen Wan Mid-Levels. It commands a panoramic view of the vibrant Tsuen Wan cityscape and spectacular Rambler Channel as well as the Victoria Harbour views.





E Skyline Tower

Skyline Tower is strategically located in the heart of the commercial district of Kowloon Bay and close to the MTR Kowloon Bay Station. This Grade A high technology intelligent office tower offers state-of-the-art facilities with a panoramic harbour view and 360 degree cityscape, supplemented by professional property management services.

F Raffles City Shanghai

An ultra modern prime office tower ideally located in the busiest central business area of Huangpu District. It offers 1.35 million square feet of commercial and office spaces.

PROPERTIES UNDER DEVELOPMENT







I Residence Oasis

Located atop the MTR Hang Hau Station of Tseung Kwan O, Residence Oasis is a magnificent residential development with shopping and recreational facilities. This development includes 6 towers of 2,130 units, each with an environmental balcony.

G West Kowloon Project

This prestigious project provides approximately 700 residential units with full panoramic seaviews of the Victoria Harbour. It will be completed with a full range of recreational facilities and have direct access to the MTR Olympic Station.

H The Cairnhill

Nestled in the lush rolling hills of Tsuen Wan's mid-levels, The Cairnhill is a low-density residential development consisting of 16 European style low-rise blocks. All 770 spacious units are perfectly positioned to capture panoramic views.

PROPERTIES UNDER DEVELOPMENT



J St Andrews Place

St Andrews Place is located by the exclusive Beas Stable. Embraced by a green and natural environment, these magnificent mansions are right in the exclusive neighbourbhood of The Hong Kong Golf Club, The Hong Kong Jockey Club Beas River Country Club and The Fanling Lodge of the HK Chief Executive. It's the gem of the country.



K Mount Beacon

Mount Beacon is located in the prestigious Beacon Hill district. This luxurious residential development offers approximately 22 deluxe villas and approximately 200 apartments with the finest clubhouse facilities. Finished to the highest standard, it commands the panoramic views of Victoria Harbour and Kowloon Peninsula.

PROPERTIES UNDER DEVELOPMENT



L



M



N

L The Royal Oaks

Situated in a secluded location near Beas River, this project offers a selection of luxurious houses. The Hong Kong Golf Club and The Hong Kong Jockey Club Beas River Country Club are also located right at the doorstep.

M Caldecott Hill

Located in the serene lush green meadows of Kowloon Mid-Levels overlooking Victoria Harbour, Caldecott Hill offers 88 units with the finest clubhouse facilities in this low density development.

N Anglers' Bay

Soaring majestically from the beachfront of the Sham Tseng Bay, this modern development offers 248 deluxe oceanfront apartments with a tranquil setting for the perfect living environment.

PROPERTIES UNDER DEVELOPMENT





[O] Sha Tin Racecourse
Ho Tung Lau Development

The development will provide approximately 1,400 apartments with spectacular panoramic views of Tolo Harbour and Sha Tin Racecourse. With comprehensive clubhouse facilities, this development will be well served by major transport arteries with direct access to the KCR Fo Tan Station.

[P] Tsuen Wan Town Centre Development

The development, with a large trendy shopping centre, is ideally located in Tsuen Wan town centre, opposite the Tsuen Wan City Hall and a few minutes walk to and from both the MTR Tsuen Wan Station and the KCR West Rail Tsuen Wan Station. Approximately 1,500 residential flats in 5 towers will be complemented by excellent clubhouse and shopping facilities.

INVESTMENT PROPERTIES







S The Centrium

The Centrium – A brand new 38-storey office tower with prime retail space in the heart of Cenral, located between Lan Kwai Fong and Soho. Finished to the highest standards, it offers excellent value in its accomodation.

Q Central Plaza

A 78-storey state-of-the-art 'intelligent' office building with a gross floor area of 1.4 million square feet, *Central Pllaza offers a panoramic view of the Victoria Harbour. It is one of the tallest skyscrapers* in Hong Kong and the most prominent landmark around Hong Kong Island's skyline.

R China Hong Kong City

The largest gold glass-clad complex in the world, China Hong Kong City is a massive 2.6 million square feet retail-cum-office-cum-hotel complex. Also known as 'the Golden Gateway to China', it houses Hong Kong's busiest ship and ferry terminal that provides ferry services between Hong Kong and the coastal cities of China including Macau.

INVESTMENT PROPERTIES



T



U



V

[T] Olympian City 2

Strategically located at MTR Olympic Station, the massive 511,287 square feet Olympian City 2 shopping mall is the most popular shopping mall in West Kowloon.

[U] Carpark

The Group owns approximately 8,300 car parks and is one of the largest car-park operators in Hong Kong, rendering an important source of recurrent income to the Group.

[V] Pacific Palisades

Pacific Palisades is a multi-tower, luxurious residential development located at Mid-levels East. It comprises over 800 units that offers unbeatable seaviews and the most comprehensive recreational and sport facilities for its residents.

INVESTMENT PROPERTIES


W


W


X

W Conrad Hong Kong

As one of Asia's premier 5-star international hotels, Conrad Hong Kong has a well-earned reputation. Strategically located above the prestigious Pacific Place shopping mall and in the heart of the Central Business District, it is within a short walking distance to the MTR Admiralty Station and the Hong Kong Star Ferry. Offering 513 guest rooms including 46 suites, the hotel is also equipped with a business centre, an extensive range of conference and function facilities as well as a complete host of renowned food and beverages outlets.

X Tuen Mun Town Plaza

The heavy pedestrian traffic in Tuen Mun Town Plaza makes it the busiest retail centre of Northwest New Territories. The renovated shopping mall with approximately 700,000 square feet of retail space enjoys full occupancy, generating attractive rental income for the Group.

INVESTMENT PROPERTIES



The Fullerton Singapore



The Fullerton Singapore has been awarded the Winner title of Prix d'Excellence (Leisure Category) at the 54th FIABCI World Congress last year and the Best New Business Hotel in the world by Business Traveller UK Awards. Located at the forefront of Singapore's financial heart – Raffles Place, this neo-classical architecture turned international hotel comprising 400 guest rooms and suites offers five-star hospitality services, complemented by an innovative dining and entertainment complex – 'One Fullerton' at the waterfront. Adjudicated by an international panel of top architecture and property experts, the FIABCI Prix d'Excellence stands as a proof of Sino's achievement in world-class property development.

(1) LAND BANK

Total land bank of 21.3 million square feet

As at 30th June, 2004, the land bank held by the Sino Group increased to 21.3 million square feet from 18.8 million square feet held at the end of the previous financial year, as the result of new sites the Group had acquired for the purposes of quality residential and commercial developments. The Group's land bank now comprises a well-diversified portfolio of properties: residential (50%), commercial (28%), industrial (12%), car parks (7%) and hotels (3%). Most of the residential developments currently under construction are located in popular locations throughout the territory and are conveniently served by various modes of transportation including railway and subway lines.

During the financial year 2003/2004, the Group acquired four plots of land with a total attributable gross floor area of 3.8 million square feet. After taking into account of the gross floor area sold in relation to projects newly completed during the financial year 2003/2004 such as Ocean View, Imperial Villas Phase I and II, The Cliveden, Parc Palais and other properties, the Group's total land bank increased by approximately 2.5 million square feet of attributable gross floor area.

The Group's commercial and industrial buildings and car parks are held mainly for long-term investment, thereby generating a stable stream of recurrent income for the Group. The following table shows the detailed breakdown of the Group's land bank as at 30th June, 2004.

By Status and Usage

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
Development for Sale	9,869,995	1,388,321	—	—	38,750	11,297,066	53%
Completed Investment Properties	227,363	4,641,910	2,172,534	1,557,664	631,929	9,231,400	43%
Development for Investment	166,840	—	—	—	—	166,840	1%
Completed Properties for Sale	336,794	37,753	265,610	—	—	640,157	3%
Total	**10,600,992**	**6,067,984**	**2,438,144**	**1,557,664**	**670,679**	**21,335,463**	**100%**
Percentage	**50%**	**28%**	**12%**	**7%**	**3%**	**100%**	

By Location and Usage

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
New Territories	4,560,976	1,858,646	644,007	1,112,610	—	8,176,239	38%
Kowloon	1,068,578	2,002,780	1,794,137	391,452	—	5,256,947	25%
Hong Kong Island	378,296	1,059,745	—	53,602	165,506	1,657,149	8%
China and Singapore	4,593,142	1,146,813	—	—	505,173	6,245,128	29%
Total	**10,600,992**	**6,067,984**	**2,438,144**	**1,557,664**	**670,679**	**21,335,463**	**100%**

(1) LAND BANK *(Continued)*

Land Bank – Breakdown by Usage
(As at 30th June)


Million Square Feet
25
20
15
10
5
0
14.9
0.7
1.5
2.6
4.9
5.2
15.0
0.7
1.6
2.2
5.4
5.1
17.0
0.7
1.6
2.4
5.7
6.6
18.8
0.6
1.6
2.4
6.0
8.2
21.3
0.7
1.6
2.4
6.0
10.6
Hotel
Car Park
Industrial
Commercial
Residential
2000
2001
2002
2003
2004

(2) **HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR**

Ocean View (100% owned)
1 Po Tai Street, Ma On Shan, New Territories

Located in one of the fastest growing new towns and easily accessible by various means of public transport, which will include the Ma On Shan Rail link scheduled for completion later this year. Ocean View incorporates a number of environmentally friendly features such as balconies, a material recovery room on each floor, naturally ventilated car parks and outdoor solar lighting systems. The tastefully landscaped garden area located on the podium provides a relaxing ambience. The project, which was completed in August 2003, provides a total of 911 residential flats and approximately 110,000 square feet of indoor and outdoor clubhouse facilities. Over 99% of the residential units have now been sold.

(2) **HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR** *(Continued)*

Imperial Villas Phase I and II (100% owned)
1 & 8 Ping Chuk Lane, Ping Shan, Yuen Long, New Territories

Located in Ping Shan adjacent to the Light Rail's Tong Fong Station, the development comprises a low-rise residential compound offering a total of 298 flats. Occupation permits were obtained in October and November 2003. Over 99% of the units have been sold.

The Cliveden (50% owned)
98 Route Twist, Tsuen Wan Area 40, New Territories

Commanding panoramic views of Tsuen Wan, the Tsing Ma Bridge and Kap Shui Mun, this project is located in the mid-levels of Tai Mo Shan. Occupation permit for this project was obtained in September 2003. The development provides 225,075 square feet of residential space comprising 210 luxurious flats. Over 92% of the units have been sold.

Parc Palais (30% owned)
18 Wylie Road, King's Park, Kowloon

This luxurious residential estate consists of 700 flats and a 3-storey clubhouse/car park podium and is located in King's Park, one of the most sought after residential areas of Kowloon. The development was completed in February 2004 and approximately 73% of the total number of units has already been sold by now since it was launched onto the market in August 2003. Handover of the units to owners has been taken place since August 2004.

(3) **HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES**

The Cairnhill (25% owned)
Tsuen Wan Area 40, Lot No. 395, New Territories

This site is located at the mid-levels of Tai Mo Shan and commands a panoramic view of Tsuen Wan, the Tsing Ma Bridge and Kap Shui Mun. Upon its completion in the financial year of 2004/2005, the development will provide approximately 827,635 square feet of residential space comprising 770 luxurious flats. All units have been sold.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

Oceania Heights (100% owned)
TMTL 432, Hoi Chu Road, Tuen Mun, New Territories

Located in one of the fastest growing new towns of New Territories, the development is close to major traffic arteries and can be conveniently reached by various transport means which will include the KCR West Rail now in operation. The existing local Light Rail system provides a convenient link with Yuen Long. The site is well served by public recreational facilities, schools and is approximately a 10-minute walk from Tuen Mun Town Plaza, Phase I. The project will offer 544 residential flats and 29,082 square feet of retail space. Pre-sale started in July 2003. Completion is expected in September 2004. About 95% of the units have now been sold.

Anglers' Bay (50% owned)
Tsuen Wan Lot No. 214 in DD387, Sham Tseng, New Territories

The development consists of some 248 residential units in 2 towers with a total gross floor area of 177,335 square feet, affording a panoramic view of the Ma Wan Channel and Tsing Ma Bridge. Completion is expected to be in September 2004. Pre-sale started in July 2003 and thus far market response has been satisfactory. Over 86% of the units have been sold.

The Royal Oaks (100% owned)
8 Kam Tsin South Road, Sheung Shui, New Territories DD92L2543

This unique low-density development is located on a scenic Sheung Shui country estate adjacent to The Hong Kong Golf Club and HKJC Beas River Country Club. When completed, it will consist of 44 quality detached country style houses. The development is expected to be completed in the fourth quarter of 2004.

Residence Oasis (60% owned)
TKOTL 24, MTR Hang Hau Station Development, Tseung Kwan O, New Territories

The Group was awarded the tender to develop a 193,365 square feet site over the MTR Hang Hau Station in June 2002. The project, which comprises 2,130 flats in 6 towers, is scheduled for completion by December 2004. A magnificent clubhouse comprising some 180,000 square feet offers a wealth of facilities including an 80 metres outdoor swimming pool, a 400 metres long jogging trail. Barbecue facilities and a bowling alley will also be built. The pre-sale consent was issued in August 2003. About 76% of the units have already been sold.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

Caldecott Hill (33.3% owned)
NKIL 6378, 2 and 4 Caldecott Road, Piper's Hill, Kowloon

This redevelopment project, located at the mid-levels of Piper's Hill, will provide 88 luxurious low-rise and low-density residential apartments with views overlooking the Kowloon Peninsula. The project, scheduled for completion in December 2004, was marketed in March 2004 with 57% of the units sold.

St Andrews Place (100% owned)
38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories, DD94L943

This unique low-density development, which comprises 26 quality detached houses, each with individual car-port, is situated in an exquisite area of the New Territories close to the Hong Kong Golf Club and HKJC Beas River Country Club. The construction of the superstructure is well under way with plans for completion in the first quarter of 2005.

Mount Beacon (33.3% owned)
NKIL 6196, Junction of Cornwall Street and Tat Chee Avenue,
Kowloon Tong, Kowloon

The site is close to the City University of Hong Kong and within easy walking distance from the MTR and KCR Kowloon Tong Station. Mount Beacon offers 200 residential flats and 22 luxurious townhouses with a full range of clubhouse facilities. The development is scheduled for completion in October 2005.

West Kowloon Site (100% owned)
KIL 11158, Hoi Fai Road, West Kowloon Reclamation

The site is located at the waterfront of West Kowloon Reclamation area. It is adjacent to Island Harbourview and is about a 5-minute walk from the MTR Olympic Station. As it is close to other Sino Land developments such as Olympian City 1 and 2, Park Avenue and Central Park at the MTR Olympic Station, the Group can enjoy synergy and economies of scale in terms of project management and marketing. Upon the scheduled completion in December 2005, approximately 700 residential flats and 112,483 square feet of shopping mall will be provided.

(3) **HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES** *(Continued)*

Tsuen Wan Town Centre Redevelopment (100% owned)
TWTL 398, Tai Ho Road / Yeung Uk Road, Tsuen Wan

The Group received a joint venture contract from the Urban Renewal Authority for the redevelopment of the Tsuen Wan Town Centre site in July 2002. The site is opposite to the Tsuen Wan City Hall and about a 8-minute walk from the MTR Tsuen Wan Station and a 5-minute walk from Tsuen Wan West Station on KCR West Rail which is now in operation. About 1,500 residential flats in 5 towers with a total gross floor area of approximately 1.2 million square feet and over 245,000 square feet of retail space are expected to be built. This project is expected to be completed in the financial year of 2006/2007.

Ho Tung Lau Site (100% owned)
STTL 470, Shatin, New Terriotries

The Group was awarded the development rights of Ho Tung Lau from KCRC in November 2002. The site is next to the KCRC's office in Fo Tan and opposite to Shatin Race course. It is only a 5-minute walk from the KCR Fo Tan Station. Upon its completion which is scheduled in July 2007, the project will yield some 1.3 million square feet of residential space providing about 1,422 units in 10 towers and 21,528 square feet of retail space.

53 Conduit Road, Hong Kong (100% owned)
The remaining portion of Inland Lot No. 2138 and Inland Lot No. 2613, Hong Kong Island, Hong Kong

In February 2004, the Group successfully won a tender from a private landlord to redevelop this prime residential site. This luxury residential development will yield a total of 63,446 square feet of gross floor area. Design plan is being carried out. We expect construction to be completed in the financial year 2007/2008.

Site at Castle Peak Road, Cheung Sha Wan, Kowloon (100% owned)
The remaining portion of Section A of N.K.I.L. No. 1177, subsection 1 of Section A of N.K.I.L. No. 1177, the remaining portion of N.K.I.L. No. 1176, the remaining portion of Section A of N.K.I.L. No. 1176, the remaining portion of N.K.I.L. No. 1175 and Section B of N.K.I.L. No. 1175

In August 2004, the Group entered into a sale and purchase agreement for a site of approximately 6,449 square feet located in Castle Peak Road, Cheung Sha Wan, Kowloon. The site will be used for residential and retail developments, and it is only a 5-minute walk from MTR Lai Chi Kok Station. A total of approximately 58,037 square feet of gross floor area will be built. The project is expected to be completed in 2007.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

Site at Fuk Wing Street/Fuk Wa Street, Shum Shui Po, Kowloon
(100% owned)

In September 2004, the Group successfully won the joint development contract from Urban Renewal Authority to develop the site at Fuk Wing Street/Fuk Wa Street in Shum Shui Po, which is only a 2-minute walk from the MTR Shum Shui Po Station. On completion, the development will yield a total of approximately 134,044 square feet of gross floor area. The site will be developed for residential and retail purposes. The project is scheduled for completion in 2008.

Yeung Uk Road, Tsuen Wan (100% owned)
TWTL 394, K17, Tsuen Wan, New Territories

The Group was awarded the development rights by Urban Renewal Authority to redevelop a site in Yeung Uk Road in Tsuen Wan in April 2004. The development will be well served by a wide range of public transportation such as KCR West Rail which is only a few minutes walk from the KCR Tsuen Wan West Station as well as MTR Tsuen Wan Station. Upon completion, this development will offer approximately 296,000 square feet of residential space and 194,000 square feet of retail space. Combining the residential and retail spaces of Tsuen Wan Town Centre Redevelopment project, it will create a shopping hub in the entire region. Construction will be completed in the financial year 2008/2009.

Site in Ma Wo, Tai Po, New Territories (100% owned)

In September 2004, the Group entered into a sale and purchase agreement for an agricultural land of 63,604 square feet in Ma Wo, Tai Po, New Territories. The site will be used for residential development and it is close to the Group's residential development Grand Dynasty View. The Group is planning to seek modification of lease with the HK Government.

Honey Lake, Shenzhen, PRC (50% owned)
Shenzhen Lot No. B303 - 0041, Futian, Shenzhen, PRC

The Group has formed a 50/50 joint venture with a renowned property company to acquire a prime site in Honey Lake, Shenzhen from a public land auction held in April 2004. The site will be developed into a residential area with approximately 85% of total gross floor area being designated for building high-rise blocks and 15% low-rise. It is expected that a total of approximately 1.4 million square feet of gross floor area will be built with approximately 687,006 square feet attributable to the Group. The project is scheduled for completion in the financial year 2008/2009.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

Chengdu Site, Sichuan, PRC (20% owned)
Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan, PRC

This site will be jointly developed with a renowned property company. Upon completion, the site will yield approximately 13 million square feet of residential, commercial and hotel spaces. The project will be completed in phases in and beyond financial year 2008/2009.

(4) INVESTMENT PROPERTIES

The Group's completed investment portfolio, including attributable share in associated companies, was 9.2 million square feet as at 30th June, 2004. The portfolio comprises properties of diversified usage:

9.2 million square feet of completed investment properties with diversified uses

Use	**Percentage**
Office/Retail	50%
Industrial	24%
Car parks	17%
Hotels	7%
Residential	2%

The Group's investment property portfolio has maintained high occupancy rates throughout the year. Including contributions from associated and related companies, the total gross rental revenue was increased slightly to HK$1,133 million for this financial year. The following table presents the breakdown of investment properties including those under development:

Investment Portfolio

	Commercial	Industrial	Car Park	Hotel	Residential	Total Area	Percentage
	(Gross Floor Area in Square Feet)						
Completed Investment Properties	4,641,910	2,172,534	1,557,664	227,363	631,929	9,231,400	98%
Development for Investment	—	—	—	166,840	—	166,840	2%
Total	**4,641,910**	**2,172,534**	**1,557,664**	**394,203**	**631,929**	**9,398,240**	**100%**
Percentage	49%	23%	16%	5%	7%	**100%**	

(4) **INVESTMENT PROPERTIES** *(Continued)*


Gross Rental Income
(including those from associated and related companies attributable to the Group)
(For the years ended 30th June)
(HK$ Million)
1,400
1,200
1,000
800
600
400
200
0
1,038
1,115
1,106
1,110
1,133
2000
2001
2002
2003
2004
Year

(5) **HIGHLIGHTS OF INVESTMENT PROPERTIES**

Tuen Mun Town Plaza, Phase I (100% owned)
1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories

In the sixteen years since its completion, Tuen Mun Town Plaza has grown from a major regional mall to the retail hub of the North-West New Territories. With direct access to the West Rail Tuen Mun Terminus, the local Light Rail system and bus terminus, the shopping mall draws substantial pedestrian traffic from the transport system that links the western New Territories. The complex is fully leased with a stable rental income contribution to the Group.

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

Olympian City 1 and 2 (30% and 42.5% owned respectively)
11 Hoi Fai Road and 18 Hoi Ting Road, MTR Olympic Station, Kowloon

These two shopping malls are part of the developments which surround the MTR Olympic Station in West Kowloon, a massive section of land reclaimed from Victoria Harbour. Both Olympian City 1 and 2 are interconnected and linked to the MTR Olympic Station and offer in excess of 650,000 square feet of retail spaces. This development is only 5 minutes from Central and about 18 minutes to Chek Lap Kok Airport on the MTR's Tung Chung Line.

Olympian City 2, with its 3 levels of shopping, 80,000 square feet of open piazza, a variety choices of retail outlets, a cinema and a bowling alley not only affords the consumer an excellent choice of entertainment and retail shopping, but also the opportunity to dine in a wide selection of restaurants. The mall is equipped with numerous plasma televisions, projector screens and a large outdoor LED screen which provide visual entertainment and other information to shoppers. To further enhance pedestrian flow and the popularity of the mall and promote customer loyalty, activities such as stage performance, lucky draw, family oriented events and joint promotions with movie companies and broadcasting media are organised on a regular basis. The mall achieved high occupancy throughout the year.

Island Resort Mall (40% owned)
28 Siu Sai Wan Road, Hong Kong

Island Resort Mall provides 189,190 square feet of retail space with about 80 retail outlets and restaurants over three levels and in excess of 1,200 car parks offering a rich array of consumer choice. The ground floor comprises an air-conditioned public transport interchange equipped with a state of the art digital electronic information system. Served by different bus companies more than 20 bus routes link popular locations across the territory. The mall not only features fine retail shopping opportunities but also the relaxed appeal of a spacious promenade where one can enjoy the view of the Victoria Harbour. The mall enjoys high occupancy.

(5) **HIGHLIGHTS OF INVESTMENT PROPERTIES** *(Continued)*

China Hong Kong City (25% owned)
33 Canton Road, Tsim Sha Tsui, Kowloon

China Hong Kong City, a development of 2.6 million square feet incorporating retail, offices, hotel, traffic interchange and ferry terminal, is located on the waterfront of western Tsim Sha Tsui. The unique gold curtain wall cladding and passenger facilities for the China Ferry Terminal have led to it's being recognised as the 'Golden Gateway to China'. With a continued expansion in traffic between Hong Kong and China's coastal cities (including Macau), the pedestrian flow in the complex is enjoying tremendous growth, underpinning good business opportunities for office tenants, the retail tenants and hotel operation. The renovation of the retail space was completed in November 2003. The new retail ambience will reflect contemporary European style and inspiration. This new architectural design and finishes, coupled with a new and exciting retail mix, promises a new shopping experience for visitors, commuters and shoppers. With this facelift, pedestrian flow recorded double-digit growth and demand for the retail space showed great improvement.

The Fullerton Singapore and One Fullerton (100% owned)
1 Fullerton Square and 1 Fullerton Road, Singapore

The Fullerton Singapore, characterised by its unique heritage building structure and contemporary interior design, is located in the heart of the Singapore Central Business District and on the seafront. Re-developed into a prestigious, world-class, 5-star hotel with 400 rooms and suites and linked by a subway with its adjacent commercial complex on the seafront, the project was completed in December 2000 and has been very well received. During the financial year 2003/2004, the hotel achieved strong growth mainly due to rising business activities.

In 2003, the project was bestowed FIABCI Prix d'Excellence under the Leisure Category Winner and the Best New Business Hotel in the World by Business Traveller U.K. Awards. The hotel was also awarded the Best New Business Hotel in Asia Pacific (Business Traveller Asia Pacific Awards) in 2002 and 2003, and has been admitted to Conde Nast Traveller's sixth annual 2002 Hot List of the world's top new hotels and has also received several awards such as the Urban Redevelopment Authority Architectural Heritage Award 2001, the Singapore Institute of Architects Architectural Design Award 2001 (Conservation Category) and MIPIM Award 2002.

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

Conrad Hong Kong (30% owned)
Pacific Place, 88 Queensway, Hong Kong

This 5-star, international-class hotel is located above a major retail-shopping complex on Hong Kong Island and is managed by one of the most well known international hotel operators. Its excellent location and superior standard of service have made Conrad Hong Kong one of the most favoured hotels in the region.

Central Plaza (10% owned)
18 Harbour Road, Wan Chai, Hong Kong

Central Plaza, a 78-storey intelligent office building, with a full view of the Victoria Harbour, is recognized as the one of the tallest buildings in Asia. This Grade-A office tower has a gross floor area of approximately 1.4 million square feet. Located next to the Hong Kong Convention & Exhibition Centre, its prestigious location and advanced technical facilities have attracted many global corporate tenants. The building was completed in October 1992 and the occupancy is satisfactory.

Skyline Tower (50% owned)
39 Wang Kwong Road, Kowloon Bay, Kowloon

This office redevelopment project located next to the East Kowloon Expressway was formerly known as Ahafa Cargo Centre and is about an 8-minute walk from the MTR Kowloon Bay Station. The project was completed in November 2003, providing a total attributable gross floor area of 413,915 square feet. It enjoys high occupancy and favourable rent rate.

The Centrium (70% owned)
60 Wyndham Street, Central, Hong Kong

This Grade-A commercial development located near Lan Kwai Fong, the 'expatriate quarter' renowned for its cosmopolitan lifestyle, festive entertainment and dining activities, was completed in June 2001. It provides 255,911 square feet of international-class commercial space with a retail mall to match and complement the flamboyant atmosphere and popular eateries nearby.

Futura Plaza (100% owned)
111-113 How Ming Street, Kwun Tong

This 26-storey building located in Kwun Tong is 3 minutes walk from the MTR Kwun Tong Station. The property has been retained for investment purpose. The project was completed in November 2001 and its occupancy rate is satisfactory.

(5) **HIGHLIGHTS OF INVESTMENT PROPERTIES** *(Continued)*

148 Electric Road (100% owned)
Electric Road, North Point, Hong Kong

This is a prime commercial development near the MTR Fortress Hill Station and Cross-Harbour Tunnel. The development caters to a wide range of businesses and is within walking distance from five international hotels, including the City Garden Hotel. The project yields an attributable gross floor area of 197,400 square feet. The project has enjoyed high occupancy.

Tsim Sha Tsui Centre (45% owned)
Salisbury Road, Tsim Sha Tsui East, Kowloon

Tsim Sha Tsui Centre, located centrally in Tsim Sha Tsui East, is surrounded by several international-class hotels. The building is a popular choice for trading and manufacturing companies requiring office space. The Tsim Sha Tsui Extension on the KCR East Rail Extensions due for completion in fourth quarter of 2004 and Tsim Sha Tsui Promenade Beautification Scheme will further boost traffic flow to the area. The occupancy rate for this property is satisfactory.

Hong Kong Pacific Centre (100% owned)
28 Hankow Road, Tsim Sha Tsui, Kowloon

Located in the centre of Tsim Sha Tsui's bustling retail neighbourhood, this commercial development comprising a high-rise modern office tower and shopping centre podium, has a total gross floor area of 232,606 square feet. Most of the shops enjoy extensive street frontage with a heavy pedestrian flow generated from nearby Nathan Road.

Pacific Plaza (100% owned)
418 Des Voeux Road West, Hong Kong

Pacific Plaza is situated in the popular Western district near the Western Harbour Tunnel, and incorporates a future MTR exit on the ground level. This attractive commercial building of 23 storeys provides 131,960 square feet gross floor area of space and a 32,500 square feet shopping podium.

Omega Plaza (100% owned)
32 Dundas Street, Kowloon

Completed in 1993 and situated in the heart of Mongkok, Kowloon's most vibrant retail and business area, this property has 19 storeys of office space and a 4-storey shopping podium.

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

One Capital Place (100% owned)
18 Luard Road, Wan Chai, Hong Kong

This attractively designed commercial project, located in the heart of Wan Chai, is close to the MTR Wan Chai Station. The building has maintained satisfactory occupancy.

Cameron Plaza (100% owned)
23 Cameron Road, Tsim Sha Tsui, Kowloon

This Ginza-style commercial building is located within one of Kowloon's busiest retail and tourist areas. Both the retail space and the office floors enjoy high occupancy.

Marina House (100% owned)
68 Hing Man Street, Shau Kei Wan, Hong Kong

Located in one of the Island's busiest districts, the commercial development provides 119,298 square feet of office space over a shopping podium and a basement car-park.

Sunley Centre (100% owned)
9 Wing Yin Street, Tsuen Wan, New Territories

The Centre was acquired in June 2002. This 18-storey and 170,570 square feet industrial building is located at the centre of the Tsuen Wan Industrial Zone and is close to the Kwai Chung terminals. The property is fully let.

Cambridge Plaza (100% owned)
188 San Wan Road, Sheung Shui, New Territories

Acquired in June 2003, Cambridge Plaza provides a total of 174,358 square feet of space for industrial use. The project has maintained full occupancy.

Raffles City Shanghai (19% owned)
Plot 105 A & B, 228 Xizang Road, Central,
Huangpu District, Shanghai

The building is jointly developed by several international property developers. The 46-storey prime office tower is located in the central business area of Huangpu District and surrounded by boutique shops that attract heavy pedestrian flow. The project was completed in October 2003, yielding a total of 1.35 million square feet of gross floor area. The retail precinct is fully occupied whereas the office space has enjoyed high occupancy.

(6) CHINA MARKET

The Group has adopted a focused and selective approach in managing its investments in Mainland China following the successful completion and marketing of the first development, Beverly Garden as well as the pre-sale of Colonnades Court both in Xiamen. The Group has 10 major developments currently under development in prime locations in Shenzhen, Chengdu, Xiamen, Fuzhou and Guangzhou with a total developable and attributable gross floor area of 5.4 million square feet. Of the total, 85% are residential developments, 14% commercial and 1% hotel which will be constructed in phases to cater to the needs of the respective markets.

The overall land cost and carrying cost of these projects are low. Hence, the management believes that these projects will generate reasonable earnings in the long term.

(7) CORPORATE AFFAIRS

Strong balance sheet position

With a steady recurrent income base from the property investment portfolio and proceeds from it's property sales, the Group has continued to maintain a sound financial position with healthy cash-flow. Gearing ratio has been significantly reduced to 11.5%. The Group has retired a total of HK$3.1 billion debts during the year.

The Group affirms its commitment to maintaining a high degree of corporate transparency as well as good communication with banks and investors. The Corporate Finance Department have used various channels including regular meetings with investors, fund managers and analysts; investor conferences; site visits, result briefings and the web site (www.sino-land.com) to disseminate information on the Group's latest developments. During the financial year 2003/2004, we have attended a total of 3 major investors' conferences and participated in 5 non-deal roadshows.

Date	Institution	Country/Region	Type
22-Sep-03 – 24-Sep-03	CLSA Ltd.	Hong Kong	Investors' Conference
25-Sep-03 – 26-Sep-03	ABN AMRO Asia Ltd.	Singapore	Non-deal Roadshow
13-Oct-03 – 18-Oct-03	Deutsche Bank AG Hong Kong Branch	Europe	Non-deal Roadshow
4-Nov-03 – 7-Nov-03	Morgan Stanley Dean Witter	Singapore	Investors' Conference
7-Jan-04 – 9-Jan-04	DBS Vickers (Hong Kong) Limited	Japan	Non-deal Roadshow
9-Feb-04 – 10-Feb-04	ABN AMRO Asia Ltd.	U.K. (London)	Investors' Conference
11-Feb-04 – 13-Feb-04	Lehman Brothers Asia Limited	Europe	Non-deal Roadshow
29-Mar-04 – 2-Apr-04	HSBC Securities (Asia) Limited	United States	Non-deal Roadshow

Sino Club has close to 60,000 members

Sino Club, established in July 1997, has now grown to a membership base of close to 60,000 members. To enhance communication between the Group and its customers including property owners, residents and tenants, as well as the general public, Sino Club has bridged the gap with its members through newsletter, web site and e-mail.

(7) CORPORATE AFFAIRS *(Continued)*

Efforts have also been put into focusing more on web-based channels of communication to help save paper. Members are offered a wide range of shopping and hospitality incentives at the Group and Group-related malls and hotels both in Hong Kong and Singapore, with exclusive home purchase privileges. They are also invited to priority previews of show flats and can enjoy activities arranged exclusively for them. As the Group markets more residential units and commercial space, Sino Club will see a further increase in its membership.

The Group regards staff training and development as one of its most important management objectives, and an integral part of building professionalism and integrity and maintaining excellence in service quality. During the year, the Group organised various types of training programmes for its employees to further enhance staff development and productivity. The Group arranges a broad range of seminars and training in customer service, language, environmental conservation and information technology to broaden the knowledge, skill and ultimately the quality of service provided by it's employees. The Group takes advantage of the many different channels of communication available, including the Internet and internal computer network facilities to promote the exchange of information and improve efficiency.

(8) PROPERTY MANAGEMENT

To upgrade service and maintain customers' satisfaction

As a vertically integrated company, the Group provides property management, cleaning, security, building maintenance and related services through its wholly-owned subsidiaries, Sino Estates Management Limited, Sino Estates Services Limited, Best Result Cleaning Services Limited, Sino Security Services Limited and its associated company, Sino Parking Services Limited. The property management portfolio will continuously expand in tandem with the property development programme of the Group. Currently, the Group's management portfolio consists of some 150 projects with an aggregate gross floor area in excess of 46 million square feet, which, aside from properties within the Group includes other private estates and Government shopping malls.

During the financial year 2003/2004, the Group conducted comprehensive training programme on a regular basis, covering all aspects of property management, the main emphasis being on customer service. Management continues to stress the need for excellent communication and to this end actively encourages staff to attend the various language courses provided by the Group. The course in Putonghua has received particular attention.

(8) PROPERTY MANAGEMENT *(Continued)*

The Group has continued its practice of appointing experienced senior personnel as 'Centre Manager' for its seven most important complexes, namely, Tsim Sha Tsui Centre, Tuen Mun Town Plaza, Pacific Palisades, Hong Kong Gold Coast, China Hong Kong City, Olympian City 1 and 2 and Island Resort, with the responsibility of ensuring smooth and efficient management in the interests of its tenants and of the Group

To cope with the Group's expansion of its property management operations and to meet customers' expectations of quality service and "lifestyle" environments, the Group will continue to review, and where necessary upgrade, its services to achieve ever higher standards of property management services.

One of the initiatives that the Group has implemented during the year is iPromise® which is an internet-based property management information system. Developed jointly by Hong Kong Productivity Council and Sino Estates Management Limited, the system enables the property management arm of the Group to adopt a more systematic, structural and efficient approach to property management. Communication among departments of the Group has been enhanced, team work improved, resulting in a better quality of service to our customers. It also transforms the manual-based management to knowledge-based management. The Group anticipates that over 90% of the properties being managed by Sino Estates Management Limited will have adopted the system by the end of 2004. Full implementation is expected in early 2005.

Sino Estates Management Limited, Sino Security Services Limited and Best Result Cleaning Services Limited will continue to explore new business opportunities and widen the scope of their business activities to enhance shareholders' value.

Deloitte.
德勤

TO THE SHAREHOLDERS OF SINO LAND COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 69 to 124 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 22nd September, 2004

CONSOLIDATED INCOME STATEMENT

For the year ended 30th June, 2004

	NOTES	2004 HK$	2003 HK$ (As restated)
Turnover	4	**4,230,240,789**	4,183,474,770
Cost of sales		**(2,035,979,697)**	(2,228,658,458)
Direct expenses		**(723,201,592)**	(636,704,875)
		1,471,059,500	1,318,111,437
Other operating income		**35,696,383**	55,696,382
Unrealised holding gain (loss) on investments in trading securities		**79,455,206**	(124,091,924)
Impairment loss on investments in other securities		**(17,621,750)**	(252,397,016)
Administrative expenses		**(344,679,005)**	(394,326,211)
Profit from operations	6	**1,223,910,334**	602,992,668
Finance income	7	**82,629,643**	97,671,957
Finance costs	8	**(157,255,760)**	(530,517,532)
Net finance costs		**(74,626,117)**	(432,845,575)
Results attributable to associates	9	**510,139,155**	(78,330,825)
(Loss) profit on disposal of associates		**(7,558,625)**	30,528,060
Profit before taxation		**1,651,864,747**	122,344,328
Income tax expense	12	**(235,781,904)**	(88,957,165)
Profit before minority interests		**1,416,082,843**	33,387,163
Minority interests		**(7,256,218)**	1,650,987
Net profit for the year		**1,408,826,625**	35,038,150
Dividends	13	**286,180,109**	154,658,197
Earnings per share	14		
Basic		**35.32 cents**	0.90 cent
Diluted		**33.55 cents**	N/A

BALANCE SHEETS

At 30th June, 2004

		THE COMPANY		THE GROUP	
	NOTES	**2004** **HK$**	2003 HK$	**2004** **HK$**	2003 HK$ (As restated)
Non-current assets					
Investment properties	15	**—**	—	**16,875,663,820**	13,292,907,150
Hotel property	16	**—**	—	**1,179,346,094**	1,178,578,081
Property, plant and equipment	17	**—**	—	**62,646,286**	71,828,784
Interests in subsidiaries	18	**23,774,143,590**	22,207,583,002	**—**	—
Interests in associates	19	**519,527,714**	593,208,157	**10,467,487,485**	11,048,203,287
Investments in securities	20	**877,875,616**	689,936,569	**1,407,632,220**	1,003,414,144
Advances to investee companies	21	**—**	—	**20,281,519**	23,327,729
Other non-current assets		**300,000**	300,000	**300,000**	300,000
Long-term loans receivable	22	**—**	—	**571,690,106**	573,584,330
		25,171,846,920	23,491,027,728	**30,585,047,530**	27,192,143,505
Current assets					
Properties under development		**—**	—	**8,665,188,659**	8,845,310,945
Stocks of unsold properties	23	**1,356,914**	1,356,914	**418,271,442**	604,867,506
Hotel inventories		**—**	—	**20,955,153**	21,044,865
Investments in securities	20	**439,365,162**	360,227,955	**441,090,161**	361,634,955
Amounts due from associates	19	**62,524,185**	51,218,061	**1,629,526,939**	1,494,397,245
Accounts and other receivables	24	**8,630,749**	5,940,606	**1,089,835,394**	1,036,427,959
Current portion of long-term loans receivable	22	**—**	—	**126,700,514**	22,097,946
Taxation recoverable		**—**	—	**180,398,723**	21,620,306
Restricted bank deposits		**—**	—	**238,393,749**	6,854,166
Time deposits, bank balances and cash		**533,885**	230,038	**2,769,019,851**	1,084,955,668
		512,410,895	418,973,574	**15,579,380,585**	13,499,211,561
Current liabilities					
Accounts and other payables	25	**1,902,763**	1,724,329	**5,124,777,152**	3,504,670,983
Amounts due to associates	19	**2,747,133**	2,717,081	**226,948,675**	358,676,369
Taxation payable		**—**	—	**117,542,200**	105,609,771
Current portion of long-term unsecured bank loans	26	**—**	—	**13,102,740**	13,100,640
Current portion of long-term secured bank loans	26	**—**	—	**212,000,000**	277,753,200
Current portion of long-term unsecured other loans	26	**—**	—	**—**	300,000,000
Bank loans and overdrafts					
– secured		**4,564,000**	4,564,000	**1,212,708,600**	528,664,000
– unsecured		**—**	—	**218,379,000**	233,940,000
Secured other loans		**—**	262,319,078	**87,729,220**	284,899,106
		9,213,896	271,324,488	**7,213,187,587**	5,607,314,069
Net current assets		**503,196,999**	147,649,086	**8,366,192,998**	7,891,897,492
		25,675,043,919	23,638,676,814	**38,951,240,528**	35,084,040,997

At 30th June, 2004

	NOTES	THE COMPANY 2004 HK$	THE COMPANY 2003 HK$	THE GROUP 2004 HK$	THE GROUP 2003 HK$ (As restated)
Capital and reserves					
Share capital	29	**4,306,022,975**	3,886,334,280	**4,306,022,975**	3,886,334,280
Share premium and reserves	30	**21,368,665,244**	19,750,670,388	**27,387,755,066**	20,346,747,312
		25,674,688,219	23,637,004,668	**31,693,778,041**	24,233,081,592
Minority interests		**—**	—	**232,222**	(1,011,765)
Non-current liabilities					
Long-term borrowings					
– due after one year	26	**—**	—	**4,907,333,232**	8,330,468,298
Deferred taxation	31	**—**	—	**40,123,952**	32,244,483
Advances from subsidiaries	32	**355,700**	1,672,146	**—**	—
Advances from associates	33	**—**	—	**1,941,668,613**	1,966,649,850
Advances from investee companies	34	**—**	—	**—**	10,375,165
Advances from minority shareholders	35	**—**	—	**368,104,468**	512,233,374
		355,700	1,672,146	**7,257,230,265**	10,851,971,170
		25,675,043,919	23,638,676,814	**38,951,240,528**	35,084,040,997

The financial statements on pages 69 to 124 were approved and authorised for issue by the Board of Directors on 22nd September, 2004 and are signed on its behalf by:

Robert NG Chee Siong
Chairman

Raymond TONG Kwok Tung
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30th June, 2004

	Share capital HK$	Share premium HK$	Capital redemption reserve HK$	Investment property revaluation reserve HK$	Other security revaluation reserve HK$	Exchange reserve HK$	Retained profits HK$	Total HK$
THE GROUP								
At 1st July, 2002								
– as originally stated	3,874,211,830	9,283,178,408	124,820,000	5,230,465,489	(366,502,052)	2,805,781	7,569,583,631	25,718,563,087
– prior period adjustments *(Note 2)*	—	—	—	—	—	—	(86,883,006)	(86,883,006)
– as restated	3,874,211,830	9,283,178,408	124,820,000	5,230,465,489	(366,502,052)	2,805,781	7,482,700,625	25,631,680,081
Deficit on revaluation	—	—	—	(1,231,115,559)	(5,862,695)	—	—	(1,236,978,254)
Share of deficit on revaluation of property interests of associates	—	—	—	(336,604,345)	—	—	—	(336,604,345)
Share of deficit on revaluation of property interests by minority shareholders	—	—	—	55,840,000	—	—	—	55,840,000
Exchange differences arising on translation of operations outside Hong Kong	—	—	—	—	—	(4,635,656)	—	(4,635,656)
Net losses not recognized in the consolidated income statement	—	—	—	(1,511,879,904)	(5,862,695)	(4,635,656)	—	(1,522,378,255)
Shares issued in lieu of cash dividends	51,548,450	—	—	—	—	—	—	51,548,450
Premium on issue of shares upon scrip dividends	—	68,644,731	—	—	—	—	—	68,644,731
Shares issue expenses	—	(260,100)	—	—	—	—	—	(260,100)
Cancellation upon repurchase of own shares	(39,426,000)	—	39,426,000	—	—	—	(90,262,382)	(90,262,382)
Revaluation reserves released on disposal	—	—	—	(8,139,842)	—	—	—	(8,139,842)
Share of revaluation reserves released on disposal of associates	—	—	—	(30,528,060)	—	—	—	(30,528,060)
Impairment loss charged to consolidated income statement	—	—	—	—	252,397,016	—	—	252,397,016
Net profit for the year	—	—	—	—	—	—	35,038,150	35,038,150
Final dividend – 2002	—	—	—	—	—	—	(77,288,637)	(77,288,637)
Interim dividend – 2003	—	—	—	—	—	—	(77,369,560)	(77,369,560)
At 30th June, 2003 and 1st July, 2003	3,886,334,280	9,351,563,039	164,246,000	3,679,917,683	(119,967,731)	(1,829,875)	7,272,818,196	24,233,081,592
Surplus on revaluation	—	—	—	3,448,271,547	301,662,998	—	—	3,749,934,545
Share of surplus on revaluation of property interests of associates	—	—	—	907,238,705	—	—	—	907,238,705
Share of surplus on revaluation of property interests by minority shareholders	—	—	—	(25,005,189)	—	—	—	(25,005,189)
Exchange differences arising on translation of operations outside Hong Kong	—	—	—	—	—	(5,626,572)	—	(5,626,572)
Net profits (losses) not recognised in the consolidated income statement	—	—	—	4,330,505,063	301,662,998	(5,626,572)	—	4,626,541,489
Shares issued in lieu of cash dividends	44,688,695	—	—	—	—	—	—	44,688,695
Shares issued upon conversion of convertible notes	375,000,000	—	—	—	—	—	—	375,000,000
Premium on issue of shares upon scrip dividends	—	163,200,881	—	—	—	—	—	163,200,881
Premium on issue of shares upon conversion of convertible notes	—	1,125,000,000	—	—	—	—	—	1,125,000,000
Shares issue expenses	—	(482,065)	—	—	—	—	—	(482,065)
Revaluation reserves released on disposal	—	—	—	1,447,740	38,978	—	—	1,486,718
Impairment loss charged to consolidated income statement	—	—	—	—	2,614,215	—	—	2,614,215
Net profit for the year	—	—	—	—	—	—	1,408,826,625	1,408,826,625
Final dividend – 2003	—	—	—	—	—	—	(77,726,686)	(77,726,686)
Interim dividend – 2004	—	—	—	—	—	—	(208,453,423)	(208,453,423)
At 30th June, 2004	**4,306,022,975**	**10,639,281,855**	**164,246,000**	**8,011,870,486**	**184,348,460**	**(7,456,447)**	**8,395,464,712**	**31,693,778,041**

Notes:

(i) At 30th June, 2004, retained profits in the sum of HK$41,972,544 (2003: HK$34,262,482 as restated) of certain associates attributable to the Group are distributable by way of dividend subject to the prior consent of their bankers.

(ii) At 30th June, 2004, the retained profits of the Group included accumulated losses of HK$1,383,843,341 (2003: HK$1,387,437,960 as restated) attributable to the associates of the Group.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30th June, 2004

	NOTE	2004 HK$	2003 HK$
OPERATING ACTIVITIES			
Profit from operations		**1,223,910,334**	602,992,668
Adjustments for:			
Unrealised holding (gain) loss on investments in trading securities		**(79,455,206)**	124,091,924
Impairment loss on investments in other securities		**17,621,750**	252,397,016
Profit on disposal of investments in other securities		**(20,136)**	—
Depreciation		**14,613,195**	16,678,842
Loss on disposal of property, plant and equipment		**1,495,281**	31,353
Loss on disposal of investment properties		**4,152,457**	17,927,321
Operating cash flows before movements in working capital		**1,182,317,675**	1,014,119,124
Increase in properties under development		**(1,805,847,613)**	(5,588,708,013)
Decrease in stocks of unsold properties		**2,085,668,447**	2,296,446,175
Decrease in hotel inventories		**89,712**	901,456
Increase in accounts and other receivables		**(53,407,435)**	(308,699,374)
Increase (decrease) in accounts and other payables		**1,620,106,169**	(1,292,920,690)
Net change in current accounts with associates		**(266,857,388)**	808,250,384
Cash generated from (used in) operations		**2,762,069,567**	(3,070,610,938)
Hong Kong Profits Tax paid		**(257,362,920)**	(19,572,693)
NET CASH FROM (USED IN) OPERATING ACTIVITIES		**2,504,706,647**	(3,090,183,631)
INVESTING ACTIVITIES			
Repayments from associates		**1,495,128,801**	148,785,153
Dividends received from associates		**397,010,000**	88,502,500
Interest received		**82,629,643**	97,671,957
Proceeds from disposal of investment properties		**19,727,900**	92,233,000
Proceeds from disposal of investments in other securities		**11,543,695**	—
Proceeds from disposal of property, plant and equipment		**20,951**	198,617
(Increase) decrease in restricted bank deposits		**(231,539,583)**	518,299,427
Purchase of investments in other securities		**(129,047,194)**	(174,072,608)
(Increase) decrease in long-term loans receivable		**(102,708,344)**	122,491,516
Acquisition of associates		**(18,876,552)**	—
(Advance to) repayment from investee companies		**(7,328,955)**	64,404,695
Purchase of property, plant and equipment		**(6,946,929)**	(8,516,334)
Purchase of investment properties		**(3,375,364)**	(16,797,214)
Additions of hotel property		**(768,013)**	(24,349,375)
Proceeds from disposal of an associate		**—**	31,201,966
Acquisition of a subsidiary (net of cash and cash equivalents acquired)	36	**—**	122,321
Acquisition of an unsecured loan from a former fellow subsidiary of a subsidiary		**—**	(92,765,410)
NET CASH FROM INVESTING ACTIVITIES		**1,505,470,056**	847,410,211

CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

For the year ended 30th June, 2004

	2004 *HK$*	2003 *HK$*
FINANCING ACTIVITIES		
Repayments of bank and other loans	**(3,096,586,335)**	(2,264,986,766)
(Repayments to) advances from minority shareholders	**(175,002,326)**	372,156,099
Interest paid	**(174,002,265)**	(406,078,322)
Dividends paid	**(78,290,533)**	(34,465,016)
(Repayments to) advances from associates	**(24,981,237)**	262,599,302
Commitment fees paid	**(19,615,465)**	(4,514,314)
Loan arrangement fees paid	**(4,312,966)**	(9,621,667)
Shares issue expenses paid	**(482,065)**	(260,100)
Dividends paid to minority shareholders	**(144,000)**	—
New bank and other loans	**1,244,520,109**	3,407,305,787
Capital contribution from a minority shareholder	**—**	30
Finance costs paid upon early repayment of loans	—	(107,999,777)
Repurchase of own shares	—	(90,262,382)
NET CASH (USED IN) FROM FINANCING ACTIVITIES	**(2,328,897,083)**	1,123,872,874
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,681,279,620**	(1,118,900,546)
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	**1,080,391,668**	2,202,065,294
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**2,784,563**	(2,773,080)
CASH AND CASH EQUIVALENTS CARRIED FORWARD	**2,764,455,851**	1,080,391,668
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Time deposits, bank balances and cash	**2,769,019,851**	1,084,955,668
Bank overdrafts	**(4,564,000)**	(4,564,000)
	2,764,455,851	1,080,391,668

1. GENERAL

The Company is a listed public limited liability company incorporated in Hong Kong. Its ultimate holding company is Tsim Sha Tsui Properties Limited, a public limited company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited.

The Company acts as an investment holding company. The principal activities of its principal subsidiaries are set out in note 43.

2. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group adopted, for the first time, the following Hong Kong Financial Reporting Standard ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The term of HKFRS is inclusive of Statements of Standard Accounting Practice ("SSAP(s)") and Interpretations approved by the HKICPA.

SSAP 12 (Revised)	**Income taxes**

SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the revised accounting policy has been applied retrospectively. Comparative amounts have been restated accordingly. As a result of this change in accounting policy, the balance of retained profits at 30th June, 2003 has been decreased by HK$102,765,004 (at 30th June, 2002: HK$86,883,006, representing the cumulative effect of the change in policy on the results for periods prior to 1st July, 2002). The Group's interests in associates at 30th June, 2004 have been decreased by HK$81,832,306 (at 30th June, 2003: HK$70,520,521). This change in accounting policy has also resulted in an increase in taxation and share of taxation attributable to associates for the year ended 30th June, 2004 of HK$7,770,860 (2003: HK$3,948,549) and HK$7,651,845 (2003: HK$8,273,509), respectively. The goodwill arising from the acquisition of an associate for the year ended 30th June, 1997 has been increased from HK$179,717,551 to HK$252,916,351 and the net amortisation charge of goodwill for the year ended 30th June, 2004 has been increased by HK$3,659,940 (2003: HK$3,659,940).

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of an associate at the date of acquisition. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate and amortised on a straight line basis over its useful economic life.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate and is released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium paid and less any discount on acquisition in so far as it has not already been amortised or released to income, less any identified impairment loss.

In the Company's balance sheet, investments in associates are stated at cost, less any identified impairment loss.

Where the accounting dates of the associates are different from the Group's accounting date, their results accounted for in the Group's financial statements are based on their latest audited financial statements and/or management accounts made up to 30th June in each year.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in the profit or loss for the year. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the year.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the revaluation deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease, including the renewable period, is twenty years or less.

Hotel property

Hotel property is stated at cost and no depreciation is provided on hotel property held on leases of more than twenty years. It is the Group's practice to maintain the properties in a continual state of sound repair and maintenance, and accordingly, the Directors consider that depreciation is not necessary due to their high residual value. The related maintenance expenditure is dealt with in the income statement in the year of expenditure.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Computer system	20%
Furniture, fixtures and equipment	10% – 20%
Leasehold improvements	20%
Motor vehicles	20%
Plant and machinery	10% – 20%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Properties under development

Properties under development which are developed for sale are included in current assets at the lower of cost and estimated net realisable value.

Stocks of unsold properties

Stocks of unsold properties are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

Hotel inventories

Hotel inventories are stated at the lower of cost and net realisable value. Cost is calculated using weighted average cost method.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Other non-current assets

Other non-current assets represent club memberships and are stated at cost less any identified impairment loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expenses in the year in which they are incurred.

Deferred loan arrangement fees

Deferred loan arrangement fees are deferred and amortised to the income statement over the repayment term of the loan on a straight line basis to provide a constant periodic rate of charge.

Convertible notes

Convertible notes are stated at the aggregate of the net proceeds from the issue plus finance costs provided.

The net proceeds represent the amount received on the issue of the convertible notes after deduction of direct issue costs. Direct issue costs are amortised to the income statement on a straight line basis over the period from the date of issue to the date on which the noteholders can exercise their redemption option (the "noteholders' redemption date"). If any of the convertible notes are purchased and cancelled, redeemed or converted prior to the noteholders' redemption date, any remaining unamortised costs attributable to the convertible notes purchased will be written off immediately to the income statement.

Finance costs represent the premium that is to be paid to the noteholders upon redemption on or before the noteholders' redemption date. The estimated premium is provided for at a constant rate over the period when the noteholders' redemption option is outstanding and is charged to the income statement. If any of the convertible notes are purchased and cancelled prior to the noteholders' redemption date, any provision of such redemption premium in previous years in respect of the convertible notes purchased or converted will be taken to the income statement.

The gain or loss on purchase of convertible notes, representing the difference between the consideration paid and the nominal value of the convertible notes purchased, is recognised in the income statement.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Revenue and profit recognition

(a) Revenue and profit on the sales of properties are recognised upon completion of the sales agreements or transfer of risk and reward of ownership, whichever is earlier.

(b) Income from properties developed for sale is recognised on the execution of a binding sale agreement or when the relevant occupation permit is issued by the respective building authority, whichever is later. Payments received from the purchasers prior to this stage are recorded as deposits received on sales of properties and presented as current liabilities.

(c) Sales of listed investments are recognised on a trade date basis.

(d) Rental income under operating leases is recognised on a straight line basis over the term of the relevant lease.

(e) Building management and service fee income is recognised on an appropriate basis over the relevant period in which the services are rendered.

(f) Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

(g) Where properties are sold under deferred terms, the difference between the sales prices with and without such terms is treated as deferred interest income and is released to the income statement on a straight line basis over the repayment period commencing from the completion of the relevant sales agreements.

(h) Dividend income from investments is recognised when the Group's rights to receive payment have been established.

(i) Hotel income is recognised when services are provided.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Taxation *(Continued)*

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated into Hong Kong dollars at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Retirement benefits costs

Payments to the retirement benefits schemes are charged as an expense as they fall due.

4. TURNOVER

	2004	2003
	HK$	*HK$*
Sales of properties held for sale	**2,592,400,047**	2,523,490,191
Gross rental income from properties	**830,446,466**	830,293,109
Building management and service fee income	**421,210,100**	392,981,569
Hotel operations	**253,072,006**	196,670,559
Interest income from loans receivable	**54,277,759**	102,321,162
Sales of investment properties	**19,727,900**	92,233,000
Dividend income		
listed investments	**49,824,480**	34,955,519
unlisted investments	**9,282,031**	10,529,661
	4,230,240,789	4,183,474,770

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into five operating divisions – property, security, financing, hotel and building management and services. These operating divisions are the basis on which the Group reports its primary segment information as follows:

INCOME STATEMENT

For the year ended 30th June, 2004

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE							
Turnover							
Property rental	830,446,466	—	—	—	—	—	830,446,466
Property sales	2,612,127,947	—	—	—	—	—	2,612,127,947
Hotel operations	—	—	—	253,072,006	—	—	253,072,006
Management services	66,054,225	—	—	—	355,155,875	—	421,210,100
Share investment and dealing	—	59,106,511	—	—	—	—	59,106,511
Financing	—	—	54,277,759	—	—	—	54,277,759
	3,508,628,638	59,106,511	54,277,759	253,072,006	355,155,875	—	4,230,240,789
Other operating income	12,278,730	3,768,818	481,324	—	19,167,511	—	35,696,383
Inter-segment sales *	—	—	—	—	24,693,618	(24,693,618)	—
Total revenue	3,520,907,368	62,875,329	54,759,083	253,072,006	399,017,004	(24,693,618)	4,265,937,172
SEGMENT RESULT	1,123,056,933	124,502,009	54,759,083	120,590,142	145,681,172	—	1,568,589,339
Unallocated corporate expenses							(344,679,005)
Profit from operations							1,223,910,334
Net finance costs							(74,626,117)
Results attributable to associates	465,822,625	(22,195)	(1,151,350)	43,365,281	2,124,794	—	510,139,155
Loss on disposal of associates	—	—	—	—	(7,558,625)	—	(7,558,625)
Profit before taxation							1,651,864,747
Income tax expense							(235,781,904)
Profit before minority interests							1,416,082,843
Minority interests							(7,256,218)
Net profit for the year							1,408,826,625

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

BALANCE SHEET

At 30th June, 2004

	Property *HK$*	Security *HK$*	Financing *HK$*	Hotel *HK$*	Building management and services *HK$*	Consolidated *HK$*
ASSETS						
Segment assets	29,457,891,299	1,922,451,855	1,106,466,770	1,653,660,691	1,376,071,292	35,516,541,907
Interests in associates	9,735,247,727	3,873,567	(3,840,887)	775,240,936	(43,033,858)	10,467,487,485
Unallocated corporate assets						180,398,723
Consolidated total assets						46,164,428,115
LIABILITIES						
Segment liabilities	7,241,176,280	23,018,095	52,810,654	271,554,117	72,939,762	7,661,498,908
Borrowings						6,651,252,792
Unallocated corporate liabilities						157,666,152
Consolidated total liabilities						14,470,417,852

OTHER INFORMATION

For the year ended 30th June, 2004

	Property *HK$*	Security *HK$*	Financing *HK$*	Hotel *HK$*	Building management and services *HK$*	Consolidated *HK$*
Amortisation of goodwill	308,611	—	—	12,645,817	—	12,954,428
Capital additions	867,430	—	—	763,328	5,316,171	6,946,929
Depreciation	471,566	855,441	—	6,379,174	6,907,014	14,613,195
Hotel property additions	—	—	—	768,013	—	768,013
Impairment loss on investments in other securities	—	17,621,750	—	—	—	17,621,750
Investment property additions	3,375,364	—	—	—	—	3,375,364

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

INCOME STATEMENT
For the year ended 30th June, 2003

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$ (As restated)
REVENUE							
Turnover							
Property rental	830,293,109	—	—	—	—	—	830,293,109
Property sales	2,615,723,191	—	—	—	—	—	2,615,723,191
Hotel operations	—	—	—	196,670,559	—	—	196,670,559
Management services	61,551,606	—	—	—	331,429,963	—	392,981,569
Share investment and dealing	—	45,485,180	—	—	—	—	45,485,180
Financing	—	—	102,321,162	—	—	—	102,321,162
	3,507,567,906	45,485,180	102,321,162	196,670,559	331,429,963	—	4,183,474,770
Other operating income	22,509,300	753,799	273,909	—	32,159,374	—	55,696,382
Inter-segment sales *	—	—	—	—	23,919,078	(23,919,078)	—
Total revenue	3,530,077,206	46,238,979	102,595,071	196,670,559	387,508,415	(23,919,078)	4,239,171,152
SEGMENT RESULT	969,201,285	(330,499,085)	102,595,071	77,064,213	178,957,395	—	997,318,879
Unallocated corporate expenses							(394,326,211)
Profit from operations							602,992,668
Net finance costs							(432,845,575)
Results attributable to associates	(104,642,853)	69,209	(1,434,347)	22,389,580	5,287,586	—	(78,330,825)
Profit on disposal of an associate	30,528,060	—	—	—	—	—	30,528,060
Profit before taxation							122,344,328
Income tax expense							(88,957,165)
Profit before minority interests							33,387,163
Minority interests							1,650,987
Net profit for the year							35,038,150

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

BALANCE SHEET
At 30th June, 2003

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Consolidated HK$ (As restated)
ASSETS						
Segment assets	24,663,663,755	1,395,674,936	1,048,918,082	1,680,301,405	832,973,295	29,621,531,473
Interests in associates	10,347,546,727	3,850,761	(2,644,980)	740,810,525	(41,359,746)	11,048,203,287
Unallocated corporate assets						21,620,306
Consolidated total assets						40,691,355,066
LIABILITIES						
Segment liabilities	5,550,272,792	15,249,497	402,007,720	264,186,275	120,889,457	6,352,605,741
Borrowings						8,479,446,530
Convertible notes						1,489,378,714
Unallocated corporate liabilities						137,854,254
Consolidated total liabilities						16,459,285,239

OTHER INFORMATION
For the year ended 30th June, 2003

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Consolidated HK$ (As restated)
Amortisation of goodwill	308,611	—	—	12,645,817	—	12,954,428
Capital additions	794,428	—	—	2,282,809	5,439,097	8,516,334
Depreciation	414,895	873,415	—	7,968,960	7,421,572	16,678,842
Hotel property additions	—	—	—	24,349,375	—	24,349,375
Impairment loss on investments in other securities	—	252,397,016	—	—	—	252,397,016
Investment property additions	27,797,214	—	—	—	—	27,797,214
Unrealised holding loss on investments in trading securities	—	124,091,924	—	—	—	124,091,924

Geographical segments

Most of the activities of the Group are based in Hong Kong and more than 90% of the Group's turnover, profit before taxation, assets and liabilities are derived from activities in Hong Kong.

6. PROFIT FROM OPERATIONS

	2004 HK$	2003 HK$
Profit from operations has been arrived at after charging (crediting):		
Staff costs including Directors' remuneration	**432,861,515**	407,718,679
Retirement benefits scheme contributions	**20,074,613**	20,078,446
Total staff costs	**452,936,128**	427,797,125
Auditors' remuneration	**1,815,454**	1,946,193
Cost of hotel inventories recognised	**43,146,687**	19,909,539
Depreciation	**14,613,195**	16,678,842
Loss on disposal of investment properties	**4,152,457**	17,927,321
Loss on disposal of property, plant and equipment	**1,495,281**	31,353
Net exchange (gain) loss	**(296,621)**	3,715,761
Profit on disposal of investments in other securities	**(20,136)**	—

7. FINANCE INCOME

	2004 HK$	2003 HK$
Interest income on:		
advances to associates	**61,243,187**	63,939,858
advances to investee companies	**6,861,545**	6,972,510
bank deposits	**14,524,911**	26,759,589
	82,629,643	97,671,957

8. FINANCE COSTS

	2004 HK$	2003 HK$
Interest on:		
bank loans and overdrafts wholly repayable within five years	**105,429,514**	158,012,092
other loans wholly repayable within five years	**46,854,001**	198,506,843
convertible notes	**21,718,750**	56,250,000
Provision for premium on redemption of convertible notes	**8,423,671**	16,710,000
Write-back of premium on redemption of convertible notes upon conversion	**(27,010,685)**	—
Amortisation of issue costs of convertible notes	**3,787,405**	7,513,059
Write-off of unamortised issue costs of convertible notes upon conversion	**25,420,895**	—
Amortisation of loan arrangement fees	**9,081,698**	20,094,129
Write-off of deferred loan arrangement fees upon early repayment of loans	**1,240,556**	7,590,415
Commitment fees	**19,615,465**	4,514,314
Finance costs upon early repayment of loans	**—**	107,999,777
	214,561,270	577,190,629
Less: Amounts capitalised to properties under development	**(57,305,510)**	(46,673,097)
	157,255,760	530,517,532

9. RESULTS ATTRIBUTABLE TO ASSOCIATES

	2004 HK$	2003 HK$ (As restated)
Results attributable to associates comprises:		
Share of profits (losses) of associates	**517,965,185**	(70,504,794)
Amortisation of goodwill arising on acquisition of associates	**(12,954,428)**	(12,954,428)
Release of negative goodwill arising on acquisition of an associate	**5,128,398**	5,128,397
	510,139,155	(78,330,825)

10. DIRECTORS' REMUNERATION

	2004 HK$	2003 HK$
Directors' fees:		
Executive Directors	**130,000**	190,000
Independent Non-executive Directors	**360,000**	120,000
	490,000	310,000
Other emoluments:		
Executive Directors		
Salaries and other benefits	**12,427,473**	14,320,948
Retirement benefits scheme contributions	**115,500**	112,500
	13,032,973	14,743,448

Note: During the year, each Independent Non-executive Director received a director's fee of HK$60,000 and an additional fee of HK$120,000 for acting as a member of the Audit Committee.

The remuneration of the Directors was within the following bands:

	Number of Directors	
HK$	**2004**	2003
Nil – 1,000,000	**3**	5
1,000,001 – 1,500,000	**1**	2
2,000,001 – 2,500,000	**2**	1
2,500,001 – 3,000,000	**1**	—
3,000,001 – 3,500,000	—	1
3,500,001 – 4,000,000	**1**	—
4,000,001 – 4,500,000	—	1

11. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, three (2003: two) are Executive Directors of the Company whose emoluments are included in note 10 above. The emoluments of the remaining two (2003: three) individuals disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") are as follows:

	2004 HK$	2003 HK$
Salaries and other emoluments (including basic salaries, housing allowances, other allowances and benefits in kind)	**5,113,060**	8,286,889
Retirement benefits scheme contributions	**18,000**	36,000
	5,131,060	8,322,889

11. EMPLOYEES' EMOLUMENTS *(Continued)*

The emoluments were within the following bands:

	Number of individuals	
	2004	2003
HK$		
2,000,001 – 2,500,000	**1**	1
2,500,001 – 3,000,000	**1**	2

For the years ended 30th June, 2004 and 2003, no emoluments were paid by the Group to these five highest paid individuals, including Directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, no Director waived any emoluments.

12. INCOME TAX EXPENSE

	2004	2003
	HK$	*HK$*
		(As restated)
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax		
Provision for the year	**97,458,759**	60,056,282
(Over)underprovision in previous years	**(415,276)**	1,862,356
	97,043,483	61,918,638
Taxation in other jurisdiction	**13,473,449**	—
	110,516,932	61,918,638
Deferred taxation *(Note 31)*	**7,770,860**	3,948,549
Share of taxation attributable to associates		
Hong Kong Profits Tax	**109,842,267**	14,816,469
Deferred taxation	**7,651,845**	8,273,509
	117,494,112	23,089,978
	235,781,904	88,957,165

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the year. Taxation in other jurisdiction is provided for in accordance with the respective local requirements.

12. INCOME TAX EXPENSE *(Continued)*

The tax charge for the year can be reconciled to the profit per the income statement as follows:

	2004	2003
	HK$	*HK$*
Profit before taxation	**1,651,864,747**	122,344,328
Tax at the Hong Kong Profits Tax rate of 17.5% (2003: 17.5%)	**289,076,331**	21,410,257
Tax effect of results attributable to associates	**28,219,760**	36,797,873
Tax effect of expenses not deductible for tax purpose	**6,679,380**	49,480,462
Tax effect of income not taxable for tax purpose	**(11,874,177)**	(14,944,952)
(Over)underprovision in previous years	**(415,276)**	1,862,356
Tax effect of tax losses not recognised	**65,771,859**	48,498,618
Tax effect of deferred tax assets not recognised	**272,624**	18,984,129
Utilisation of tax losses previously not recognised	**(112,644,917)**	(59,961,361)
Utilisation of deferred tax assets previously not recognised	**(31,551,231)**	(15,867,849)
Effect of different tax rates of subsidiaries operating in other jurisdiction	**2,247,551**	44,888
Increase in opening deferred tax liabilities resulting from an increase in Hong Kong Profits Tax rate	**—**	2,652,744
Tax expense for the year	**235,781,904**	88,957,165

Details of deferred taxation are set out in note 31.

The Inland Revenue Department ("IRD") initiated tax inquiries for the years of assessment 1995/96, 1996/97 and 1997/98, respectively, on a wholly-owned subsidiary, Sing-Ho Finance Company Limited ("Sing-Ho Finance"). Notices of assessment for additional tax in an aggregate sum of approximately HK$165,514,000 were issued to Sing-Ho Finance for the years under review and objections were properly lodged with the IRD by Sing-Ho Finance. IRD also initiated a tax inquiry for the years of assessment 1998/99 to 2001/02 on a wholly-owned subsidiary, City Empire Limited ("City Empire"). Notices of assessment for additional tax of approximately HK$263,438,000 were issued to City Empire for the years under review and objections were properly lodged with the IRD by City Empire. In the opinion of the Directors, in view of the tax inquiries are still at the stage of collation of evidence, the ultimate outcome of these tax inquiries cannot presently be determined with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made.

13. DIVIDENDS

	2004	2003
	HK$	*HK$*
Final dividend paid for the year ended 30th June, 2003: HK2 cents (2002: HK2 cents) per share	**77,726,686**	77,288,637
Interim dividend paid for the year ended 30th June, 2004: HK5 cents (2003: HK2 cents) per share	**208,453,423**	77,369,560
	286,180,109	154,658,197

During the year, scrip dividends were offered in respect of the 2003 final and 2004 interim dividends. These scrip alternatives were accepted by the majority of shareholders, as follows:

	2004	2003
	Interim	Final
	HK$	*HK$*
Dividends:		
Cash	66,994,104	11,296,429
Scrip alternatives	141,459,319	66,430,257
	208,453,423	77,726,686

A final dividend of HK7 cents per share for the year ended 30th June, 2004 has been proposed by the Directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

14. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2004 HK$	2003 HK$ (As restated)
Earnings for the purposes of basic earnings per share	**1,408,826,625**	35,038,150
Effect of dilutive potential ordinary shares:		
Reduction of finance costs, net of tax	**24,867,498**	
Earnings for the purposes of diluted earnings per share	**1,433,694,123**	
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**3,988,279,742**	3,871,889,199
Effect of dilutive potential ordinary shares:		
Convertible notes	**285,386,856**	
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**4,273,666,598**	

No diluted earnings per share had been compiled and presented for the year ended 30th June, 2003 as the effect of the assumed conversion of the Group's outstanding convertible notes resulted in an increase in net profit per share.

The adjustment to comparative basic earnings per share, arising from the changes in accounting policy shown in note 2 above, is as follows:

	HK cents
Reconciliation of basic earnings per share for the year ended 30th June, 2003	
Reported figure before adjustments	1.32
Adjustments arising from the adoption of SSAP 12 (Revised)	(0.42)
As restated	0.90

15. INVESTMENT PROPERTIES

	Investment properties in Hong Kong held under long leases *HK$*	Investment properties in Hong Kong held under medium-term leases *HK$*	Investment property in Singapore held under a long lease *HK$*	Total *HK$*
THE GROUP				
VALUATION				
At 1st July, 2003	883,000,000	12,074,815,500	335,091,650	13,292,907,150
Exchange realignment	—	—	9,339,350	9,339,350
Transfer from properties under development	—	71,340,167	72,862,859	144,203,026
Additions	—	3,167,506	207,858	3,375,364
Disposals	—	(22,432,617)	—	(22,432,617)
Surplus (deficit) on revaluation	124,000,000	3,359,249,564	(34,978,017)	3,448,271,547
At 30th June, 2004	**1,007,000,000**	**15,486,140,120**	**382,523,700**	**16,875,663,820**

The investment properties of the Group located in Hong Kong and in Singapore are stated at independent professional valuations on an open market value basis at 30th June, 2004 conducted by Chesterton Petty Limited and Knight Frank Pte. Ltd., Chartered Surveyors, respectively. The net surplus on revaluation has been credited to the investment property revaluation reserve.

16. HOTEL PROPERTY

	Hotel property in Singapore held under a long lease *HK$*
THE GROUP	
COST	
At 1st July, 2003	1,178,578,081
Additions	768,013
At 30th June, 2004	**1,179,346,094**

17. PROPERTY, PLANT AND EQUIPMENT

	Computer system HK$	Furniture, fixtures and equipment HK$	Leasehold improvements HK$	Motor vehicles HK$	Plant and machinery HK$	Total HK$
THE GROUP						
COST						
At 1st July, 2003	38,405,487	71,913,662	18,789,270	13,085,514	6,387,434	148,581,367
Additions	1,618,907	2,210,901	678,237	1,747,648	691,236	6,946,929
Disposals	(8,681,828)	(402,537)	—	(1,537,012)	(18,700)	(10,640,077)
At 30th June, 2004	**31,342,566**	**73,722,026**	**19,467,507**	**13,296,150**	**7,059,970**	**144,888,219**
DEPRECIATION						
At 1st July, 2003	25,515,219	20,761,845	16,156,693	9,593,433	4,725,393	76,752,583
Provided for the year	3,755,064	7,655,426	1,428,178	731,471	1,043,056	14,613,195
Eliminated on disposals	(7,260,275)	(310,063)	—	(1,537,012)	(16,495)	(9,123,845)
At 30th June, 2004	**22,010,008**	**28,107,208**	**17,584,871**	**8,787,892**	**5,751,954**	**82,241,933**
NET BOOK VALUES						
At 30th June, 2004	**9,332,558**	**45,614,818**	**1,882,636**	**4,508,258**	**1,308,016**	**62,646,286**
At 30th June, 2003	12,890,268	51,151,817	2,632,577	3,492,081	1,662,041	71,828,784

18. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2004	2003
	HK$	*HK$*
At cost, less impairment losses recognised	**80,137,850**	90,612,522
Advances to subsidiaries, less allowances	**23,694,005,740**	22,116,970,480
	23,774,143,590	22,207,583,002

The advances to subsidiaries are unsecured and have no fixed repayment terms. At 30th June, 2004, of the advances, HK$15,530,371,016 (2003: HK$12,426,176,217) bears interest at prevailing market rates and the remaining balance is interest-free. In the opinion of the Directors, the Company will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

The carrying amount of the investments in subsidiaries is reduced to their recoverable amounts which are determined by reference to the carrying value of the underlying assets of the respective subsidiaries.

Particulars of the Company's principal subsidiaries at 30th June, 2004 are set out in note 43.

19. INTERESTS IN ASSOCIATES

	THE COMPANY		THE GROUP	
	2004	2003	**2004**	2003
	HK$	*HK$*	*HK$*	*HK$* (As restated)
Unlisted shares, at cost	**516,687,714**	516,687,714	**—**	—
Share of net assets	**—**	—	**2,517,969,742**	1,595,730,713
Goodwill *(Note)*	**—**	—	**155,453,144**	168,407,572
Negative goodwill *(Note)*	**—**	—	**(89,746,946)**	(94,875,344)
	516,687,714	516,687,714	**2,583,675,940**	1,669,262,941
Advances to associates, less allowances	**2,840,000**	76,520,443	**7,883,811,545**	9,378,940,346
	519,527,714	593,208,157	**10,467,487,485**	11,048,203,287

Note:

	THE GROUP	
	Goodwill *HK$*	**Negative goodwill** *HK$*
GROSS AMOUNTS		
At 1st July, 2003		
– as originally stated	185,889,768	(102,567,940)
– prior period adjustment *(Note 2)*	73,198,800	—
– as restated and at 30th June, 2004	**259,088,568**	**(102,567,940)**
AMORTISATION		
At 1st July, 2003		
– as originally stated	65,061,416	(7,692,596)
– prior period adjustment *(Note 2)*	25,619,580	—
– as restated	90,680,996	(7,692,596)
Charged for the year	12,954,428	—
Released for the year	—	(5,128,398)
At 30th June, 2004	**103,635,424**	**(12,820,994)**
CARRYING AMOUNTS		
At 30th June, 2004	**155,453,144**	**(89,746,946)**
At 30th June, 2003 (as restated)	168,407,572	(94,875,344)

19. INTERESTS IN ASSOCIATES *(Continued)*

The amortisation period adopted for goodwill and negative goodwill is twenty years.

The investment properties of the Group's principal associates are stated at independent professional valuations on an open market value basis at 30th June, 2004 conducted by Chesterton Petty Limited and Debenham Tie Leung, Chartered Surveyors. The carrying value of the interests in associates shown above includes the Group's attributable share of the revaluation reserve.

The advances to associates are unsecured and have no fixed repayment terms. At 30th June, 2004, of the Group's advances, HK$1,787,233,502 (2003: HK$1,924,961,754) bears interest at prevailing market rates and the remaining balance is interest-free. The advances to associates of the Company are interest-free. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

The amounts due from associates of the Group and the Company grouped under current assets are unsecured and due within one year. At 30th June, 2004, of the amounts due from associates of the Group, HK$451,511,280 (2003: HK$795,542,954) bears interest at prevailing market rates and the remaining balance is interest-free.

The amounts due to associates of the Group and the Company grouped under current liabilities are unsecured and due within one year. At 30th June, 2004, of the amounts due to associates of the Group, HK$204,500,000 (2003: Nil) bears interest at prevailing market rates and the remaining balance is interest-free.

Particulars of the principal associates at 30th June, 2004 are set out in note 44.

19. INTERESTS IN ASSOCIATES *(Continued)*

Information in respect of the operating results and financial position of the Group's significant associates, which have been extracted from the audited consolidated financial statements of Million Success Limited and the audited financial statements of Greenroll Limited and Grace Sign Limited which have been adjusted to conform with the Group's accounting policies, are summarised as follows:

	Million Success Limited		Greenroll Limited		Grace Sign Limited	
	2004	2003	**2004**	2003	**2004**	2003
	HK$	*HK$*	***HK$***	*HK$*	***HK$***	*HK$*
		(As restated)		(As restated)		
Results for the year						
Turnover	**195,263,792**	209,303,037	**480,127,000**	370,144,000	**4,599,470,380**	—
Profit (loss) from ordinary activities before taxation	**106,273,741**	87,264,694	**169,609,000**	99,690,000	**1,684,537,325**	(76,000)
Profit (loss) from ordinary activities before taxation attributable to the Group	**26,568,435**	21,816,174	**50,882,700**	29,907,000	**505,361,198**	(22,800)
Financial position						
Non-current assets	**10,962,243,344**	10,938,919,541	**3,375,862,000**	3,380,422,000	**—**	—
Current assets	**307,432,628**	301,628,135	**177,175,000**	93,864,000	**2,228,382,721**	3,134,262,801
Current liabilities	**(219,176,404)**	(215,747,054)	**(158,400,000)**	(126,511,000)	**(479,644,806)**	(43,336,735)
	88,256,224	85,881,081	**18,775,000**	(32,647,000)	**1,748,737,915**	3,090,926,066
Non-current liabilities	**(5,696,976,059)**	(5,754,789,345)	**(1,017,176,780)**	(1,110,140,880)	**(359,205,636)**	(3,091,182,510)
Net assets (liabilities)	**5,353,523,509**	5,270,011,277	**2,377,460,220**	2,237,634,120	**1,389,532,279**	(256,444)
Net assets (liabilities) attributable to the Group	**1,338,380,877**	1,317,502,819	**713,238,066**	671,290,236	**416,859,684**	(76,933)

19. INTERESTS IN ASSOCIATES *(Continued)*

The IRD initiated tax inquiries for the years of assessment 1994/95 to 2002/03 on a wholly-owned subsidiary, Wide Harvest Investment Limited ("WHI"), of the Group's associate, Million Success Limited ("MSL") and for the years of assessment 1994/95 to 1997/98 on a wholly-owned subsidiary, Murdoch Investments Inc. ("MII"), of the Group's associate, Erleigh Investment Limited. Notices of assessment for additional tax in the aggregate amounts of approximately HK$396,088,000 and HK$37,759,000 were issued to WHI and MII for the years under review, respectively, and objections were properly lodged with the IRD by WHI and MII. The effective share of the amount attributable to the Group as at 30th June, 2004 is estimated to be approximately HK$99,022,000 and HK$16,992,000, respectively. In view of the tax inquiries are still at the stage of collation of evidence, the management of WHI and of MII are of the opinion that the ultimate outcome of the tax inquiries cannot presently be determined with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made in the financial statements of WHI and MII.

The Directors of the Company have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

20. INVESTMENTS IN SECURITIES

THE COMPANY

	Trading securities		Other securities		Total	
	2004	2003	**2004**	2003	**2004**	2003
	HK$	*HK$*	***HK$***	*HK$*	***HK$***	*HK$*
Equity securities:						
Listed	**439,365,162**	360,227,955	**857,926,311**	669,987,264	**1,297,291,473**	1,030,215,219
Unlisted	**—**	—	**19,949,305**	19,949,305	**19,949,305**	19,949,305
	439,365,162	360,227,955	**877,875,616**	689,936,569	**1,317,240,778**	1,050,164,524
Total:						
Listed						
Hong Kong	**439,323,176**	360,205,485	**499,563,742**	366,050,980	**938,886,918**	726,256,465
Elsewhere	**41,986**	22,470	**358,362,569**	303,936,284	**358,404,555**	303,958,754
Unlisted	**—**	—	**19,949,305**	19,949,305	**19,949,305**	19,949,305
	439,365,162	360,227,955	**877,875,616**	689,936,569	**1,317,240,778**	1,050,164,524
Market value of listed securities	**439,365,162**	360,227,955	**857,926,311**	669,987,264	**1,297,291,473**	1,030,215,219
Carrying value analysed for reporting purposes as:						
Current	**439,365,162**	360,227,955	**—**	—	**439,365,162**	360,227,955
Non-current	**—**	—	**877,875,616**	689,936,569	**877,875,616**	689,936,569
	439,365,162	360,227,955	**877,875,616**	689,936,569	**1,317,240,778**	1,050,164,524

20. INVESTMENTS IN SECURITIES *(Continued)*

THE GROUP

	Trading securities		Other securities		Total	
	2004	2003	**2004**	2003	**2004**	2003
	HK$	*HK$*	***HK$***	*HK$*	***HK$***	*HK$*
Equity securities:						
Listed	**441,090,161**	361,634,955	**1,366,968,602**	936,495,675	**1,808,058,763**	1,298,130,630
Unlisted	**—**	—	**40,663,618**	66,918,469	**40,663,618**	66,918,469
	441,090,161	361,634,955	**1,407,632,220**	1,003,414,144	**1,848,722,381**	1,365,049,099
Total:						
Listed						
Hong Kong	**441,048,176**	361,612,485	**923,142,642**	571,552,122	**1,364,190,818**	933,164,607
Elsewhere	**41,985**	22,470	**443,825,960**	364,943,553	**443,867,945**	364,966,023
Unlisted	**—**	—	**40,663,618**	66,918,469	**40,663,618**	66,918,469
	441,090,161	361,634,955	**1,407,632,220**	1,003,414,144	**1,848,722,381**	1,365,049,099
Market value of listed securities	**441,090,161**	361,634,955	**1,366,968,602**	936,495,675	**1,808,058,763**	1,298,130,630
Carrying value analysed for reporting purposes as:						
Current	**441,090,161**	361,634,955	**—**	—	**441,090,161**	361,634,955
Non-current	**—**	—	**1,407,632,220**	1,003,414,144	**1,407,632,220**	1,003,414,144
	441,090,161	361,634,955	**1,407,632,220**	1,003,414,144	**1,848,722,381**	1,365,049,099

21. ADVANCES TO INVESTEE COMPANIES

The advances to investee companies of the Group are unsecured and have no fixed repayment terms. At 30th June, 2004, of the advances, HK$19,592,325 (2003: HK$22,175,697) bears interest at prevailing market rates and the remaining balance is interest-free. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

22. LONG-TERM LOANS RECEIVABLE

	THE GROUP	
	2004	2003
	HK$	*HK$*
Total loans receivable	**698,390,620**	595,682,276
Less: Current portion shown under current assets	**(126,700,514)**	(22,097,946)
	571,690,106	573,584,330

The Group offers loans to buyers of properties sold by the Group and the repayment of the loans is specified in the respective loan agreements.

23. STOCKS OF UNSOLD PROPERTIES

At 30th June, 2004, the amount of stocks of unsold properties of the Group carried at net realisable value is HK$156,108,032 (2003: HK$263,338,168).

24. ACCOUNTS AND OTHER RECEIVABLES

At 30th June, 2004, included in accounts and other receivables of the Group are trade receivables of HK$97,659,576 (2003: HK$404,488,915) mainly comprising sales proceeds receivables and rental receivables which are billed in advance and settlements are expected upon receipt of billings.

The following is an aged analysis of trade receivables at the reporting date:

	THE GROUP	
	2004	2003
	HK$	*HK$*
0 – 30 days	**46,899,315**	343,569,680
31 – 60 days	**5,607,267**	10,672,402
61 – 90 days	**5,531,392**	8,474,451
Over 90 days	**39,621,602**	41,772,382
	97,659,576	404,488,915

Trade receivables over 90 days amounting to HK$39,621,602 (2003: HK$41,772,382) are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

25. ACCOUNTS AND OTHER PAYABLES

At 30th June, 2004, included in accounts and other payables of the Group are trade payables of HK$54,121,726 (2003: HK$97,654,470).

The following is an aged analysis of trade payables at the reporting date:

	THE GROUP	
	2004	2003
	HK$	*HK$*
0 – 30 days	**48,246,869**	35,316,475
31 – 60 days	**1,419,455**	9,028,714
61 – 90 days	**336,045**	799,531
Over 90 days	**4,119,357**	52,509,750
	54,121,726	97,654,470

26. LONG-TERM BORROWINGS

	THE GROUP	
	2004	2003
	HK$	*HK$*
Unsecured bank loans		
Within one year	**13,102,740**	13,100,640
More than one year but not exceeding two years	**82,984,020**	13,100,640
More than two years but not exceeding five years	**—**	82,970,720
	96,086,760	109,172,000
Less: Current portion shown under current liabilities	**(13,102,740)**	(13,100,640)
	82,984,020	96,071,360
Secured bank loans		
Within one year	**212,000,000**	277,753,200
More than one year but not exceeding two years	**1,848,728,000**	1,858,747,765
More than two years but not exceeding five years	**2,488,307,765**	3,854,966,300
	4,549,035,765	5,991,467,265
Less: Current portion shown under current liabilities	**(212,000,000)**	(277,753,200)
	4,337,035,765	5,713,714,065
Unsecured other loan		
Within one year	**—**	300,000,000
More than one year but not exceeding two years	**—**	300,000,000
More than two years but not exceeding five years	**500,000,000**	750,000,000
	500,000,000	1,350,000,000
Less: Current portion shown under current liabilities	**—**	(300,000,000)
	500,000,000	1,050,000,000
Total bank and other loans	**4,920,019,785**	6,859,785,425
Less: Deferred loan arrangement fees *(Note 27)*	**(12,686,553)**	(18,695,841)
	4,907,333,232	6,841,089,584
Convertible notes *(Note 28)*	**—**	1,489,378,714
	4,907,333,232	8,330,468,298

The Company does not have any long-term borrowings at the balance sheet date.

At 30th June, 2004, unsecured other loan of the Group in an amount of HK$500,000,000 (2003: HK$1,350,000,000) bears interest at prevailing market rates and is repayable by instalments over a period of three years.

27. DEFERRED LOAN ARRANGEMENT FEES

	THE GROUP	
	2004	2003
	HK$	*HK$*
COST		
At 1st July	**57,701,262**	90,311,612
Additions	**4,312,966**	9,621,667
Write-off upon early repayment of loans	**(16,275,000)**	(42,232,017)
At 30th June	**45,739,228**	57,701,262
AMORTISATION		
At 1st July	**39,005,421**	53,552,894
Provided for the year	**9,081,698**	20,094,129
Eliminated upon early repayment of loans	**(15,034,444)**	(34,641,602)
At 30th June	**33,052,675**	39,005,421
Deferred loan arrangement fees at 30th June	**12,686,553**	18,695,841

28. CONVERTIBLE NOTES

	THE GROUP	
	2004	2003
	HK$	*HK$*
Principal amount		
At 1st July	**1,500,000,000**	1,500,000,000
Conversion	**(1,500,000,000)**	—
At 30th June	**—**	1,500,000,000
Add: Provision for premium on redemption		
At 1st July	**18,587,014**	1,877,014
Provided for the year	**8,423,671**	16,710,000
Write-back upon conversion	**(27,010,685)**	—
At 30th June	**—**	18,587,014
Less: Issue costs		
At 1st July	**29,208,300**	36,721,359
Amortised for the year	**(3,787,405)**	(7,513,059)
Write-off upon conversion	**(25,420,895)**	—
At 30th June	**—**	29,208,300
Carrying value at 30th June	**—**	1,489,378,714

28. CONVERTIBLE NOTES *(Continued)*

In 2002, a wholly-owned subsidiary of the Company, Golden Million Finance Corporation ("Golden Million"), issued HK$1,500,000,000 3.75% guaranteed convertible notes due in May 2007 ("2007 Notes"). The 2007 Notes carried a right to convert at any time from 20th June, 2002 to 14th May, 2007 into ordinary shares of the Company at an initial conversion price of HK$4.00 per share (subject to adjustment). All or some of the 2007 Notes were redeemable at the option of the relevant holder at a premium of 3.184% of their outstanding principal amount on 21st May, 2005. Golden Million could redeem all or some of the 2007 Notes at any time during the period from 21st May, 2004 to 21st May, 2007, both dates inclusive, upon satisfying certain requirements. The 2007 Notes were redeemable at a premium of 5.57% of their outstanding principal amount on 21st May, 2007. All of the 2007 Notes were converted into ordinary shares of the Company by the noteholders during the year.

29. SHARE CAPITAL

	2004		2003	
	Number of ordinary shares of HK$1.00 each	**Nominal value** *HK$*	Number of ordinary shares of HK$1.00 each	Nominal value *HK$*
Authorised:				
At 1st July and at 30th June	**6,000,000,000**	**6,000,000,000**	6,000,000,000	6,000,000,000
Issued and fully paid:				
At 1st July	**3,886,334,280**	**3,886,334,280**	3,874,211,830	3,874,211,830
Issued in lieu of cash dividends	**44,688,695**	**44,688,695**	51,548,450	51,548,450
Issued upon conversion of convertible notes	**375,000,000**	**375,000,000**	—	—
Cancellation upon repurchase of own shares	**—**	**—**	(39,426,000)	(39,426,000)
At 30th June	**4,306,022,975**	**4,306,022,975**	3,886,334,280	3,886,334,280

During the year, a total of HK$1,500,000,000 of convertible notes of the Group were converted into 375,000,000 ordinary shares of HK$1.00 each of the Company at an initial conversion price of HK$4.00 per share.

On 17th December, 2003 and 18th May, 2004, the Company issued and allotted a total of 16,649,187 ordinary shares and 28,039,508 ordinary shares of HK$1.00 each at an issue price of HK$3.99 and HK$5.045 each, respectively, in lieu of cash for the 2003 final and 2004 interim dividends. These shares rank pari passu in all respects with the existing shares.

During the year ended 30th June, 2003, the Company repurchased on The Stock Exchange of Hong Kong Limited a total of 39,426,000 ordinary shares of HK$1.00 each of the Company at an aggregate consideration of HK$90,262,382, all of these shares were subsequently cancelled. The nominal value of the cancelled shares was credited to the capital redemption reserve and the aggregate consideration was paid out of the retained profits.

30. SHARE PREMIUM AND RESERVES

	Share premium HK$	Other security revaluation reserve HK$	Capital redemption reserve HK$	Retained profits HK$	Total HK$
THE COMPANY					
At 1st July, 2002	9,283,178,408	(34,709,215)	124,820,000	10,340,701,563	19,713,990,756
Premium on issue of shares upon scrip dividends	68,644,731	—	—	—	68,644,731
Shares issue expenses	(260,100)	—	—	—	(260,100)
Cancellation upon repurchase of own shares	—	—	39,426,000	(90,262,382)	(50,836,382)
Impairment loss charged to income statement	—	13,500,000	—	—	13,500,000
Surplus on revaluation	—	62,883,155	—	—	62,883,155
Net profit for the year	—	—	—	97,406,425	97,406,425
Final dividend – 2002	—	—	—	(77,288,637)	(77,288,637)
Interim dividend – 2003	—	—	—	(77,369,560)	(77,369,560)
At 30th June, 2003 and 1st July, 2003	9,351,563,039	41,673,940	164,246,000	10,193,187,409	19,750,670,388
Premium on issue of shares upon scrip dividends	163,200,881	—	—	—	163,200,881
Premium on issue of shares upon conversion of convertible notes	1,125,000,000	—	—	—	1,125,000,000
Shares issue expenses	(482,065)	—	—	—	(482,065)
Surplus on revaluation	—	173,681,583	—	—	173,681,583
Net profit for the year	—	—	—	442,774,566	442,774,566
Final dividend – 2003	—	—	—	(77,726,686)	(77,726,686)
Interim dividend – 2004	—	—	—	(208,453,423)	(208,453,423)
At 30th June, 2004	**10,639,281,855**	**215,355,523**	**164,246,000**	**10,349,781,866**	**21,368,665,244**

Note: The reserve available for distribution by the Company to the shareholders at 30th June, 2004 is HK$10,349,781,866 (2003: HK$10,193,187,409).

31. DEFERRED TAXATION

The following are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation *HK$*	Tax losses *HK$*	Others *HK$*	Total *HK$*
At 1st July, 2002				
– as originally stated	—	—	—	—
– adjustment on adoption of SSAP 12 (Revised)	31,387,933	(8,249,556)	5,157,557	28,295,934
– as restated	31,387,933	(8,249,556)	5,157,557	28,295,934
Charge (credit) to income for the year	3,804,949	3,131,934	(5,641,078)	1,295,805
Effect of change in tax rate charge (credit) to income statement	2,942,619	(773,396)	483,521	2,652,744
At 30th June, 2003 and 1st July, 2003	38,135,501	(5,891,018)	—	32,244,483
Exchange realignment	—	—	108,609	108,609
Charge (credit) to income for the year	13,128,167	(4,970,835)	(386,472)	7,770,860
At 30th June, 2004	**51,263,668**	**(10,861,853)**	**(277,863)**	**40,123,952**

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset.

At 30th June, 2004, the Group had unused tax losses of approximately HK$2,298,217,000 (2003: HK$2,537,658,000) available for offset against future profits. A deferred tax asset has been recognised in respect of approximately HK$62,068,000 (2003: HK$33,663,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$2,236,149,000 (2003: HK$2,503,995,000) due to the unpredictability of future profit streams. The losses may be carried forward indefinitely.

At 30th June, 2004, the Group had deductible temporary differences of approximately HK$292,609,000 (2003: HK$471,343,000). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

32. ADVANCES FROM SUBSIDIARIES

The advances from subsidiaries of the Company are unsecured, interest-free and have no fixed repayment terms. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

33. ADVANCES FROM ASSOCIATES

The advances from associates of the Group are unsecured and have no fixed repayment terms. At 30th June, 2004, of the advances, HK$368,749,611 (2003: HK$383,086,114) bears interest at prevailing market rates and the remaining balance is interest-free. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

34. ADVANCES FROM INVESTEE COMPANIES

The advances from investee companies of the Group were unsecured, interest-free and were fully repaid during the year.

35. ADVANCES FROM MINORITY SHAREHOLDERS

The advances from minority shareholders of the Group are unsecured, bear interest at cost of funds plus a margin and have no fixed repayment terms. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

36. ACQUISITION OF A SUBSIDIARY

On 26th June, 2003, the Group acquired the entire equity interest in Jade Bird Development Limited at a consideration of HK$100,000.

The acquisition had been accounted for using the acquisition method and particulars of the acquisition were:

	2004	2003
	HK$	*HK$*
Net assets acquired:		
Investment properties	—	11,000,000
Stocks of unsold properties	—	84,000,000
Accounts and other receivables	—	988,249
Bank balances and cash	—	222,321
Accounts and other payables	—	(3,345,160)
Unsecured loan payable	—	(92,765,410)
	—	100,000
Satisfied by:		
Cash	—	100,000
Net cash inflow arising on acquisition:		
Cash consideration	—	(100,000)
Bank balances and cash acquired	—	222,321
	—	122,321

The subsidiary acquired during the year ended 30th June, 2003 did not contribute significantly to the turnover, operating results or cash flows of the Group for that year.

37. MAJOR NON-CASH TRANSACTIONS

During the year, properties under development of HK$144,203,026 (2003: HK$164,235,090) and HK$1,899,072,383 (2003: HK$2,526,157,276) were transferred to investment properties and stocks of unsold properties, respectively.

On 17th December, 2003 and 18th May, 2004, the Company issued and allotted a total of 16,649,187 ordinary shares and 28,039,508 ordinary shares of HK$1.00 at HK$3.99 and HK$5.045 each, respectively, in the Company in lieu of cash for the 2003 final and 2004 interim dividends.

During the year, a total of HK$1,500,000,000 of convertible notes of the Group were converted into 375,000,000 ordinary shares of HK$1.00 each of the Company at an initial conversion price of HK$4.00 per share.

38. PLEDGE OF ASSETS

(a) At 30th June, 2004, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$11,918,419,585 (2003: HK$12,616,308,971) were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$5,849,473,585 (2003: HK$6,805,030,371).

(b) At 30th June, 2004, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$2,699,860,049 (2003: HK$3,952,733,333), of which HK$2,537,624,606 (2003: HK$2,894,146,090) was utilised by the associates and was guaranteed by the Company.

39. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date, the Company and the Group had commitments and contingent liabilities as follows:

	THE COMPANY		THE GROUP	
	2004	2003	**2004**	2003
	HK$	*HK$*	***HK$***	*HK$*
(a) Commitments in respect of property development expenditure:				
Authorised but not contracted for	—	—	**46,056,752**	1,184,813,547
Contracted but not provided for	—	—	**2,760,051,382**	973,447,137
	—	—	**2,806,108,134**	2,158,260,684
(b) Guarantees in respect of banking facilities and other liabilities of:				
Subsidiaries				
– Utilised	**6,514,053,016**	9,572,286,964	—	—
– Not utilised	**6,603,510,000**	6,299,842,600	—	—
	13,117,563,016	15,872,129,564	—	—
Associates				
– Utilised	**2,537,624,606**	2,894,146,090	**2,537,624,606**	2,894,146,090
– Not utilised	**164,740,443**	1,061,092,243	**164,740,443**	1,061,092,243
	2,702,365,049	3,955,238,333	**2,702,365,049**	3,955,238,333
	15,819,928,065	19,827,367,897	**2,702,365,049**	3,955,238,333

(c) On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner"), entered into an agreement (the "Agreement") with Hang Lung Development Company Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") to acquire a company which owned a property in Yau Kom Tau, Tsuen Wan, New Territories, which was to be developed into a hotel. The total consideration payable by Mariner for the purchase was HK$1,070,000,000, in respect of which a deposit and part payments in the total sum of HK$321,000,000 were paid by Mariner to Hang Lung pursuant to the Agreement. On 30th June, 1998, Mariner terminated the Agreement. This termination gave rise to litigation between Mariner and Hang Lung. There has been a trial of the issue of which party repudiated the Agreement. On this issue the trial judge gave judgment for Hang Lung on the 2nd day of August, 2004.

Mariner will appeal against the judgment on legal advice. The Directors have been advised that the appeal will not be heard until some time in the year of 2005 at the earliest. On the basis of the uncertainty of the outcome of the intended appeal, the Directors are of the opinion that no provision in respect of the deposit and other liabilities contingent upon the outcome of the appeal should be made for the year ended 30th June, 2004.

40. OPERATING LEASE ARRANGEMENTS

The Group as lessor

Property rental income earned during the year, net of outgoings of HK$104,574,547 (2003: HK$100,367,039), was HK$725,871,919 (2003: HK$729,926,070). Most of the properties held have committed tenants with rental fixed for an average term of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments, which fall due:

	2004	2003
	HK$	*HK$*
Within one year	**586,523,233**	583,954,180
In the second to fifth year inclusive	**484,163,674**	576,630,421
After five years	**2,672,936**	60,000
	1,073,359,843	1,160,644,601

The Company did not have any significant operating lease commitment at the balance sheet date.

41. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme ("MPF Scheme") for all qualifying employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The Group is also required to make contributions to state pension scheme, the Central Provident Fund, based on certain percentages of the monthly salaries of the employees of the Group's subsidiaries operating in Singapore. The Group has no other obligations under this state pension scheme other than the contribution payments.

42. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Group had the following transactions with related parties:

	2004	2003
	HK$	*HK$*
(a) Related companies		
Service fees received therefrom *(Note 1)*	**46,037,604**	45,006,588
Management fees received therefrom *(Note 1)*	**630,265**	640,914
Rental paid thereto *(Note 2)*	**19,400,000**	18,200,000

Mr. Robert Ng Chee Siong, Director of the Company, was interested in these transactions as a director of the related companies.

(b) Associates

	2004	2003
	HK$	*HK$*
Service fees paid thereto *(Note 1)*	**11,129,240**	11,431,592
Management fees received therefrom *(Note 1)*	**12,009,900**	17,679,215
Management fees paid thereto *(Note 1)*	**813,000**	7,488,675
Interest income received therefrom *(Note 3)*	**61,243,187**	63,939,858
Interest expenses paid thereto *(Note 3)*	**3,964,958**	7,068,668

(c) Awarding of construction contract

During the year, a construction contract was awarded by an associate to a wholly-owned subsidiary of the Company. The contract was awarded, after a highly competitive tendering process, on 22nd August, 2003 at the same price as the lowest tender on a back-to-back basis. The construction contract was for the interior fitting-out works for tenancy areas at NKIL5846, 12 Kai Shun Road, Kowloon Bay, Kowloon and the contract sum was approximately HK$58.3 million.

(d) Advances to a non wholly-owned subsidiary

During the year ended 30th June, 2004, the Group made advances totalling HK$17,185,240 to Firm Wise Investment Limited ("Firm Wise"), a 70% owned subsidiary of the Company, to finance the operating cost of the property, the Centrium. The advances are unsecured, bear interest at cost of funds plus a margin and have no fixed repayment terms. The advances made are proportional to the shareholding interest of the Group in Firm Wise, the remaining share interests in which are held by an independent third party which is connected to the Group only through its substantial shareholding in Firm Wise.

Details of the balances with associates at the balance sheet date are set out in the balance sheets and in notes 19 and 33.

42. RELATED PARTY TRANSACTIONS *(Continued)*

Notes:

(1) Service and management fees were charged on a cost-plus-profit margin basis or at a fee with reference to the size and type of the buildings as agreed between the Group and the related party.

(2) Rental expenses were charged on normal commercial terms with reference to the prevailing market rental value of the particular premises.

(3) Interest income and expenses were charged at cost of funds plus margin basis.

43. PRINCIPAL SUBSIDIARIES

The Directors are of the opinion that a complete list of the particulars of all subsidiaries will be of excessive length and therefore the following list contains only the particulars of subsidiaries at 30th June, 2004, which materially affect the results or assets and liabilities of the Group.

A complete list of all the subsidiaries will be annexed to the Company's next annual return.

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Direct:					
Best Result Cleaning Services Limited	Hong Kong	Ordinary	HK$2	100	Cleaning services
Fu King Investment Limited	Hong Kong	Ordinary	HK$1,000,000	100	Investment holding
Glorypark Limited	Hong Kong	Ordinary	HK$1,000	100	Property investment
Golden Million Finance Corporation	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Financing
King Chance Development Limited	Hong Kong	Ordinary	HK$2	100	Investment holding
Landscape Investment Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property development
Prime Reward Finance Limited	Hong Kong	Ordinary	HK$2	100	Financing
Serenity Park Building Management Limited	Hong Kong	Ordinary	HK$10	60	Building management

43. PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Direct (Continued):					
Sharp Rise Company Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Sing-Ho Finance Company Limited	Hong Kong	Ordinary	HK$30,000,000	100	Financing
Sino Security Services Limited (formerly known as Sing-Ho Security Services Limited)	Hong Kong	Ordinary	HK$2	100	Security services
Sino Administration Services Limited	Hong Kong	Ordinary	HK$3	100	Administration services
Sino Estates Management Limited	Hong Kong	Ordinary	HK$2	100	Building management
Sino Estates Services Limited	Hong Kong	Ordinary	HK$20	100	Building management
Indirect:					
Ackerley Estates Limited	Hong Kong	Ordinary	HK$20,000,000	100	Property investment
Active Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Advance Profit Limited	Hong Kong	Ordinary	HK$2	100	Property development
Alfaso Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Allways Success Finance Limited	Hong Kong	Ordinary	HK$10	60	Mortgage loan financing
Apex Speed Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Beauty Plaza Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment

43. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
***Indirect** (Continued):*					
Bestone Limited	Hong Kong	Ordinary	HK$2	100	Property development
Best Origin Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Better Sino Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property development
Century Profit Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Cheer Result Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
e.Sino Company Limited	Hong Kong	Ordinary	HK$2	100	Investment holding
Elegant Lane Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Entertainment City Limited	Hong Kong	Ordinary	HK$4,500,000	100	Property investment
Ever Champion Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Famous General Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Famous Palace Properties Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Firm Wise Investment Limited	Hong Kong	Ordinary	HK$10	70	Property investment
Fo Tan Construction Consultant Limited	Hong Kong	Ordinary	HK$2	100	Project management
Forlink Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Fortune Garden Inc.	Republic of Liberia/ Hong Kong	Registered/ Bearer	US$1	100	Share investment
Free Champion Limited	Hong Kong	Ordinary	HK$2	100	Property investment

43. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
***Indirect** (Continued):*					
Full Fair Limited	Hong Kong	Ordinary	HK$2	100	Property development
Fung Yuen Construction Company Limited	Hong Kong	Ordinary	HK$1,000,000	100	Building construction
Glenery Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Globaland Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Global Honest Finance Limited	Hong Kong	Ordinary	HK$2	100	Mortgage loan financing
Golden Leaf Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Grand Creator Investment (BVI) Limited	British Virgin Islands/ Hong Kong	Ordinary	US$10	60	Investment holding
Grand Creator Investment Limited	Hong Kong	Ordinary	HK$2	60	Property development
Grand Idea Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Grandeal Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property development
Great Land (HK) Limited	Hong Kong	Ordinary	HK$1,000,000	100	Property trading and investment
Handsome Lift Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Hang Hau Station (Project Management) Limited	Hong Kong	Ordinary	HK$2	60	Project management

43. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
***Indirect** (Continued):*					
Hang Hau Station Construction Limited	Hong Kong	Ordinary	HK$2	60	Building construction
Harvestrade Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Hickson Limited	Hong Kong	Ordinary	HK$20	100	Property investment
High Elite Finance Limited	Hong Kong	Ordinary	HK$2	100	Mortgage loan financing
High Elite Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Jade Bird Development Limited	Hong Kong	Ordinary	HK$100,000	100	Property trading and investment
Jade Mate Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Jade Pine Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Jade Queen Properties Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Kingdom Investment Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Land Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Lucky Fortress Inc.	Republic of Liberia/ Hong Kong	Registered/ Bearer	US$1	100	Share investment
Mackey Limited	Hong Kong	Ordinary	HK$100	100	Property development
Mander Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment

43. PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Indirect (Continued):					
Mass Success Limited	Hong Kong	Ordinary	HK$1,000	55	Property trading
Morbest Profits Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Multipurpose Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Ocean Treasure (Hong Kong) Limited	Hong Kong	Ordinary	HK$2	100	Property development
Octerworth Enterprises Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Pacific Elite Limited	Hong Kong	Ordinary	HK$2	100	Financing
Parason Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Peace Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Perfect Sun Properties Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Pioneer Parking Limited	Hong Kong	Ordinary	HK$2	100	Carpark operation
port88 Limited	Hong Kong	Ordinary	HK$2	100	Internet services provider
Precious Land Pte. Limited	Singapore	Ordinary	S$2	100	Property investment
Precious Treasure Pte Ltd	Singapore	Ordinary	S$20,000,000	100	Hotel operation and property investment
Pridegate (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment

43. PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Indirect (Continued):					
Prime Harvest (Administration Services) Limited	Hong Kong	Ordinary	HK$2	100	Consultant services provider
Prime Harvest Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Primewin Properties Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Rankchief Company Limited	Hong Kong	Ordinary	HK$200	100	Property trading
Real Maker Development Limited	Hong Kong	Ordinary	HK$200,000	90	Property investment
Regent Profit Investment Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Region One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Residence Oasis Finance Company Limited	Hong Kong	Ordinary	HK$2	60	Mortgage loan financing
Rich Tact International (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Richtune Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Saky Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Salia Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property development
Sidak Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment

43. PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
***Indirect** (Continued):*					
Silver Palm Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Sino Broadband Technology Limited	Hong Kong	Ordinary	HK$2	100	Broadband infrastructure
Sino Estates Management (China) Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Building management
Sino Land Finance Limited	Hong Kong	Ordinary	HK$2	100	Deposit placing
Sino Land (Guangzhou) Company Limited	PRC	Registered	US$480,034	100	Property development
Sino Land Investment (Holdings) Ltd.	Cayman Islands/ Hong Kong	Ordinary	US$6,000,000	100	Investment holding
Sino Technology Corporation Limited	Hong Kong	Ordinary	HK$2	100	High technology business
Standard Union Investment Limited	Hong Kong	Ordinary	HK$2	100	Share investment
Success One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Sunny Force Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Super One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Sunrise Investment Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Ten Treasure Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property development

43. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Indirect *(Continued):*					
Thousand Growth Development Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Timeshare Development (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Trans China Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Triple Reach International (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Union Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Vasilon Pte Ltd	Singapore	Ordinary	S$2	100	Investment holding
Weiland Development Company Limited	Hong Kong	Ordinary	HK$33,140,000	100	Property investment
Wendia Limited	Hong Kong	Ordinary	HK$20	100	Property investment
Wicorp Development Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property trading
Will Glory Company (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
World Empire Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment

None of the subsidiaries had any debt securities outstanding at the end of the year.

44. PRINCIPAL ASSOCIATES

The Directors are of the opinion that a complete list of the particulars of all associates will be of excessive length and therefore the following list contains only the particulars of associates at 30th June, 2004, which materially affect the results of the year or form a substantial portion of the net assets of the Group.

A complete list of all the associates will be annexed to the Company's next annual return.

Name of associate	Place of incorporation/ operation	Class of shares held	Percentage of equity held Directly	Indirectly	Total	Principal activities
			%	%	%	
Asian Success Investments Limited	Hong Kong	Ordinary	—	33.3	33.3	Property development
Astoria Estate Management Company Limited	Hong Kong	Ordinary	—	50	50	Building management
Benefit Bright Limited	Hong Kong	Ordinary	—	42.5	42.5	Property trading and investment
Better Chief Limited	Hong Kong	Ordinary	50	—	50	Property investment
Beverhill Limited	Hong Kong	Ordinary	—	20	20	Property investment
Boatswain Enterprises Limited	Hong Kong	Ordinary	—	20	20	Property investment
Brisbane Trading Company Limited	Hong Kong	Ordinary and non-voting deferred	—	50	50	Property trading
Cheer City Properties Limited	Hong Kong	Ordinary	—	20	20	Property investment
C.H.K.C. Building Management Limited	Hong Kong	Ordinary	—	25	25	Building management
Cosmos Door Limited	Hong Kong	Ordinary	—	50	50	Property investment
Credit World Limited	Hong Kong	Ordinary	—	20	20	Property trading
Direct Win Development Limited	Hong Kong	Ordinary	—	33.3	33.3	Property development
Dramstar Company Limited	Hong Kong	Ordinary	—	22	22	Property trading
Empire Funds Limited	Hong Kong	Ordinary	—	50	50	Property trading

44. PRINCIPAL ASSOCIATES (Continued)

Name of associate	Place of incorporation/ operation	Class of shares held	Percentage of equity held Directly %	Indirectly %	Total %	Principal activities
Eternal Honest Finance Company Limited	Hong Kong	Ordinary	—	50	50	Mortgage loan financing
Famous Empire Finance Limited	Hong Kong	Ordinary	—	40	40	Mortgage loan financing
Famous Empire Properties Limited	Hong Kong	Ordinary	—	40	40	Property trading and investment
Finedale Industries Limited	Hong Kong	Ordinary	—	33.3	33.3	Property investment
Gloryland Limited	Hong Kong	Ordinary	—	33.3	33.3	Property investment
Golden Famous International Limited	Hong Kong	Ordinary	—	25	25	Property development
Grace Sign Limited	Hong Kong	Ordinary	—	30	30	Property trading
Grand Palisades Finance Company Limited	Hong Kong	Ordinary	—	20	20	Mortgage loan financing
Greenroll Limited	Hong Kong	Ordinary	—	30	30	Hotel operation
Harvest Sun Limited	Hong Kong	Ordinary	—	30	30	Property trading and investment
Hua Qing Holdings Pte Ltd	Singapore	Ordinary	—	20	20	Investment holding
Island Resort Estate Management Company Limited	Hong Kong	Ordinary	—	40	40	Building management
Lead Bright Finance Limited	Hong Kong	Ordinary	—	20	20	Mortgage loan financing
Lead Bright Limited	Hong Kong	Ordinary	—	20	20	Property trading
Million Success Limited	Hong Kong	Ordinary	—	25	25	Property investment
More Treasure Company Limited	Hong Kong	Ordinary	—	25	25	Property investment

44. PRINCIPAL ASSOCIATES *(Continued)*

Name of associate	Place of incorporation/ operation	Class of shares held	Percentage of equity held Directly %	Indirectly %	Total %	Principal activities
Murdoch Investments Inc.	Republic of Panama/ Hong Kong	Ordinary	—	45	45	Property investment
Olympian City 1 (Project Management) Limited	Hong Kong	Ordinary	—	30	30	Project management
Olympian City 2 Finance Company Limited	Hong Kong	Ordinary	—	50	50	Mortgage loan financing
Olympian City 2 (Project Management) Limited	Hong Kong	Ordinary	—	42.5	42.5	Project management
Prime Force Limited	Hong Kong	Ordinary	—	50	50	Property development
Pui Hay Enterprises Limited	Hong Kong	Ordinary	—	50	50	Property trading
Rich Century Investment Limited	Hong Kong	Ordinary	50	—	50	Property investment
Silver Link Investment Limited	Hong Kong	Ordinary	—	40	40	Property trading and investment
Sino Parking Services Limited	Hong Kong	Ordinary	50	—	50	Carpark operation
Sino Real Estate Agency Limited	Hong Kong	Ordinary	50	—	50	Real estate agency
Tat Lee Construction Company Limited	Hong Kong	Ordinary	25	—	25	Building construction
Victory World Finance Limited	Hong Kong	Ordinary	—	50	50	Mortgage loan financing
Victory World Limited	Hong Kong	Ordinary	—	50	50	Property trading and investment

44. PRINCIPAL ASSOCIATES *(Continued)*

Name of associate	Place of incorporation/ operation	Class of shares held	Percentage of equity held Directly %	Indirectly %	Total %	Principal activities
Wide Harvest Investment Limited	Hong Kong	Ordinary	—	25	25	Property investment
Win Chanford Enterprises Limited	Hong Kong	Ordinary	5	45	50	Property investment
深圳盛輝物業發展有限公司	PRC	Registered	—	50	50	Property development
中海信和（成都）物業發展有限公司	PRC	Registered	—	20	20	Property development

DISCLOSURE PURSUANT TO PARAGRAPHS 13.16 AND 13.22 OF THE LISTING RULES

In accordance with paragraphs 13.16 and 13.22 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at the end of the most recent financial period. This information has been extracted from the relevant audited financial statements of the affiliated companies.

	At 30th June, 2004 ***HK$***	At 30th June, 2003 *HK$*
The Group' share of total indebtedness of its affiliated companies		
Bank loans	**2,306,624,606**	2,635,546,090
Other loans	**231,000,000**	258,600,000
	2,537,624,606	2,894,146,090
Advances from the Group	**9,513,338,484**	10,873,337,591
	12,050,963,090	13,767,483,681
The Group's share of capital commitments of its affiliated companies		
Authorised but not contracted for	—	48,436,583
Contracted but not provided for	**358,494,315**	727,378,756
	358,494,315	775,815,339
The Group's share of contingent liabilities of its affiliated companies	—	—

Note: "Affiliated companies" mentioned above refers to associates of the Group.

PROPERTIES HELD BY THE GROUP

Dated at 30th June, 2004

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
HONG KONG							
1. No. 1 Chatham Path Mid-levels, Hong Kong	2072	100.0%	—	7,800	R	Completed	Existing
2. No. 8 Mount Cameron Road The Peak, Hong Kong	2082	100.0%	15,617	5,500	R	Completed	Existing
3. 38 Repulse Bay Road Hong Kong	2084	100.0%	16,716	15,000	R	Completed	Existing
4. 148 Electric Road North Point, Hong Kong	2047	100.0%	13,160	197,400	C	Completed	Existing
5. Bayview Park 3 Hong Man Street, Chai Wan, Hong Kong	2047	100.0%	17,122	82,260	R	Completed	Existing
6. Central Plaza 18 Harbour Road, Wan Chai, Hong Kong	2047	10.0%	77,824	140,000	C	Completed	Existing
7. The Centrium 60 Wyndham Street, Central, Hong Kong	2047	70.0%	17,061	179,138	C	Completed	Existing
8. Conrad Hong Kong Pacific Place, 88 Queensway, Hong Kong	2047	30.0%	—	165,506	H	Completed	Existing
9. Harbour Centre Harbour Road & Fleming Road, Hong Kong	2128	16.7%	32,626	40,167	C	Completed	Existing

Dated at 30th June, 2004

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
HONG KONG							
10. Hollywood Centre 233 Hollywood Road, Hong Kong	2128	50.0%	6,706	44,988	C	Completed	Existing
11. Island Resort Mall 28 Siu Sai Wan Road, Chai Wan, Hong Kong	2047	40.0%	275,470	75,676 53,602* 129,278 * 480 carparks	C P	Completed	Existing
12. Marina House 68 Hing Man Street, Shau Kei Wan, Hong Kong	2047	100.0%	7,818	119,298	C	Completed	Existing
13. One Capital Place 18 Luard Road, Wan Chai, Hong Kong	2127	100.0%	5,315	73,443	C	Completed	Existing
14. Pacific Palisades 1 Braemar Hill Road, Hong Kong	2047	20.0%	165,550	93,550	R	Completed	Existing
15. Pacific Plaza 418 Des Voeux Road West, Hong Kong	2860	100.0%	9,450	164,460	C	Completed	Existing
16. 15 Shek O Headland, Hong Kong	2047	100.0%	2,970	2,228	R	Completed	Existing
17. 25/F United Centre Queensway, Hong Kong	2128	50.0%	—	10,225	C	Completed	Existing

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
KOWLOON							
18. No. 1 Hung To Road Kwun Tong Kowloon	2047	33.3%	60,970	195,958	I	Completed	Existing
19. The Astrid 180 Argyle Street, Kowloon	2047	100.0%	61,118	17,467	R	Completed	Existing
20. Cameron Plaza 23 Cameron Road, Tsim Sha Tsui, Kowloon	2038	100.0%	5,413	65,550	C	Completed	Existing
21. China Hong Kong City 33 Canton Road, Tsim Sha Tsui, Kowloon	2135	25.0%	165,334	359,433	C	Completed	Existing
22. Corporation Square 8 Lam Lok Street, Kowloon Bay, Kowloon	2047	100.0%	21,745	155,910	I	Completed	Existing
23. Fullerton Centre 19 Hung To Road, Kwun Tong, Kowloon	2047	100.0%	10,394	114,334	I	Completed	Existing
24. Futura Plaza 111-113 How Ming Street, Kwun Tong, Kowloon	2047	100.0%	18,783	225,396	I	Completed	Existing
25. Hong Kong Pacific Centre 28 Hankow Road, Tsim Sha Tsui, Kowloon	2039	100.0%	18,028	232,606	C	Completed	Existing
26. Kent Court 137 Boundary Street, Kowloon	2047	100.0%	—	3,072	R	Completed	Existing

Dated at 30th June, 2004

Description	Lease expiry	Group's interest	Approx. site area (sq.ft.)	Approx. floor area attributable to the Group (sq.ft.)	Type	Stage of completion	Estimated completion date
Completed investment properties							
KOWLOON							
27. Kwun Tong Harbour Plaza 182 Wai Yip Street, Kwun Tong, Kowloon	2047	100.0%	31,018	156,770	C	Completed	Existing
				198,758*	P		
				355,528			
				* 474 carparks			
28. Kwun Tong Plaza 68 Hoi Yuen Road, Kwun Tong, Kowloon	2047	100.0%	25,995	941	C	Completed	Existing
				192,694*	P		
				193,635			
				* 366 carparks			
29. Olympian City 1 Shopping Mall, 11 Hoi Fai Road, MTR Olympic Station, Kowloon	2047	30.0%	712,614	41,979	C	Completed	Existing
30. Olympian City 2 Shopping Mall, 18 Hoi Ting Road, MTR Olympic Station, Kowloon	2047	42.5%	708,577	217,297	C	Completed	Existing
31. Omega Plaza 32 Dundas Street, Kowloon	2047	100.0%	5,385	80,775	C	Completed	Existing
32. Parmanand House 51-52 Haiphong Road, Kowloon	2863	100.0%	1,800	18,043	C	Completed	Existing
33. Po Hing Centre 10 Wang Chiu Road, Kowloon Bay, Kowloon	2047	50.0%	29,063	122,850	I	Completed	Existing
34. Remington Centre 23 Hung To Road, Kwun Tong, Kowloon	2047	100.0%	10,370	114,103	I	Completed	Existing

PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2004

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
KOWLOON							
35. Skyline Tower 39 Wang Kwong Road, Kowloon Bay, Kowloon	2047	50.0%	68,986	413,915	C	Completed	Existing
36. Sunshine Plaza Commercial Complex, 17 Sung On Street, Hung Hom, Kowloon	2047	100.0%	26,598	58,887	C	Completed	Existing
37. Tsim Sha Tsui Centre Salisbury Road, Tsim Sha Tsui, Kowloon	2127	45.0%	42,835	231,309	C	Completed	Existing
38. Westley Square 48 Hoi Yuen Road, Kwun Tong, Kowloon	2047	100.0%	21,110	238,187	I/O	Completed	Existing
39. Yau Tong Industrial City 17 Ko Fai Road, Yau Tong, Kowloon	2047	90.0%	100,580	464,627	I	Completed	Existing
NEW TERRITORIES							
40. Avon Park Shopping Mall, 15 Yat Ming Street, Fanling, New Territories	2047	100.0%	145,649	101,980	C	Completed	Existing
41. Cambridge Plaza 188 San Wan Road, Sheung Shui, New Territories	2047	100.0%	—	174,358	I	Completed	Existing

Dated at 30th June, 2004

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
NEW TERRITORIES							
42. Golden Plaza 28 Shui Che Kwun Street, Yuen Long, New Territories	2047	100.0%	21,420	32,178 173,571 * 205,749 * 438 carparks	C P	Completed	Existing
43. Grand Regentville Shopping Arcade, 9 Wo Mun Street, Fanling, New Territories	2049	100.0%	131,448	71,462 148,292 * 219,754 * 415 carparks	C P	Completed	Existing
44. Mansfield Industrial Centre 19 Hong Yip Street, Tung Tau, Yuen Long, New Territories	2047	100.0%	52,582	111,253	I	Completed	Existing
45. Maritime Bay Shopping Mall, 18 Pui Shing Road, Tseung Kwan O, New Territories	2047	100.0%	64,261	57,316	C	Completed	Existing
46. Parklane Centre 25 Kin Wing Street, Tuen Mun, New Territories	2047	100.0%	26,522	84,988 166,976 * 251,964 * 116 carparks	I P	Completed	Existing
47. Ping Wui Centre 13-17 Ping Wui Street, Yuen Long, New Territories	2047	100.0%	20,376	20,401 173,267 * 193,668 * 450 carparks	C P	Completed	Existing
48. Shatin Galleria 18-24 Shan Mei Street, Fo Tan, Shatin, New Territories	2047	100.0%	38,234	268,798 93,691 * 362,489 * 268 carparks	C P	Completed	Existing

PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2004

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Completed investment properties							
NEW TERRITORIES							
49. Springdale Villas Shopping Arcade, 80 Ma Tin Road, Yuen Long, New Territories	2047	100.0%	45,273	39,668 87,102 * 126,770 * 261 carparks	C P	Completed	Existing
50. Sunley Centre 9 Wing Yin Street, Tsuen Wan, New Territories	2047	100.0%	17,362	170,570	I	Completed	Existing
51. Tuen Mun Town Plaza, Phase I 1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories	2047	100.0%	262,715	741,177 269,711 * 1,010,888 * 956 carparks	C P	Completed	Existing
52. The Waterside Shopping Mall, 15 On Chun Street, Ma On Shan, Shatin, New Territories	2047	40.0%	69,428	22,772	C	Completed	Existing
PEOPLE'S REPUBLIC OF CHINA							
53. Raffles City Shanghai Plot 105 A&B, 228 Xizang Road Central, Hunagpu District, Shanghai	2044 2046	19.0%	163,624	255,977	C	Completed	Existing
OVERSEAS – SINGAPORE							
54. The Fullerton Singapore and One Fullerton 1 Fullerton Square and 1 Fullerton Road, Singapore	2096	100.0%	232,115	466,423 80,433 546,856	H C	Completed	Existing

PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2004

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties held for sales							
HONG KONG							
1. Far East Finance Centre 16 Harcourt Road, Hong Kong	2130	19.1%	34,595	9,869	C	Completed	Existing
2. Island Resort 28 Siu Sai Wan Road, Chai Wan, Hong Kong	2047	40.0%	275,470	108,026	R	Completed	Existing
KOWLOON							
3. Central Park 18 Hoi Ting Road, MTR Olympic Station, Kowloon	2047	42.5%	708,577	35,194	R	Completed	Existing
4. Chevalier Commercial Centre Wang Hoi Road, Kowloon Bay, Kowloon	2047	33.3%	44,350	12,168	C	Completed	Existing
5. Hewlett Centre 54 Hoi Yuen Road, Kwun Tong, Kowloon	2047	100.0%	38,000	15,099	I	Completed	Existing
6. Kowloon Plaza 485 Castle Peak Road, Cheung Sha Wan, Kowloon	2047	100.0%	19,375	25,702	I	Completed	Existing
7. Island Harbourview 11 Hoi Fai Road, MTR Olympic Station, Kowloon	2047	30.0%	712,614	40,456	R	Completed	Existing
8. Metro Centre 32 Lam Hing Street, Kowloon Bay, Kowloon	2047	100.0%	27,125	18,395	I	Completed	Existing

PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2004

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties held for sales							
KOWLOON							
9. Parc Palais 18 Wylie Road, King's Park, Kowloon	2050	30.0%	387,569	91,505	R	Completed	Existing
10. Park Avenue 18 Hoi Ting Road, MTR Olympic Station, Kowloon	2047	42.5%	708,577	17,570	R	Completed	Existing
11. Westin Centre 26 Hung To Road, Kwun Tong, Kowloon	2047	50.0%	17,280	103,576	I	Completed	Existing
NEW TERRITORIES							
12. The Cliveden 98 Route Twisk, Area 40, Tsuen Wan, New Territories	2050	50.0%	75,025	10,477	R	Completed	Existing
13. Horizon Place 100 Kwai Luen Road, Kwai Chung, New Territories	2049	100.0%	40,322	8,656	R	Completed	Existing
14. Lincoln Centre 20 Yip Fung Street, On Lok Tsuen, Fanling, New Territories	2047	100.0%	21,163	61,144	I	Completed	Existing
15. Ocean View 1 Po Tai Street, Area 77, Ma On Shan, New Territories	2050	100.0%	122,494	8,723	R	Completed	Existing
16. Poly Centre 26 On Lok Tsuen, Fanling, New Territories	2047	100.0%	18,191	10,430	I	Completed	Existing

Dated at 30th June, 2004

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties held for sales							
NEW TERRITORIES							
17. Raleigh Centre 25 On Lok Tsuen, Fanling, New Territories	2047	100.0%	10,194	8,386	I	Completed	Existing
18. Sea Crest Terrace Mui Wo, Lantau Island, New Territories	2047	100.0%	7,976	800 7,498 8,298	R C	Completed	Existing
19. Technology Plaza 29-35 Sha Tsui Road, Tsuen Wan, New Territories	2047	100.0%	20,000	15,468	I	Completed	Existing
Properties under development							
HONG KONG							
1. 53 Conduit Road Hong Kong The Remaining Portion of Inland Lot No. 2138 and Inland Lot No. 2613	2065	100.0%	25,090	63,446	R	Planning stage	September 2007
KOWLOON							
2. Caldecott Hill 2 Caldecott Road, Piper's Hill, Kowloon New Kowloon Inland Lot No. 6378	2051	33.3%	35,490	25,737	R	Superstructure works in progress	December 2004
3. Mount Beacon Junction of Cornwall Street and Tat Chee Avenue, Kowloon Tong, Kowloon New Kowloon Inland Lot No. 6196	2052	33.3%	158,231	100,391	R	Foundation works in progress	October 2005
4. Hoi Fai Road, West Kowloon Reclamation, Kowloon Kowloon Inland Lot No. 11158	2052	100.0%	112,484	731,138 112,483 843,621	R C	Superstructure works in progress	December 2005

PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2004

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
NEW TERRITORIES							
5. Anglers' Bay Sham Tseng, Tsuen Wan, New Territories Lot No. 214 in DD 387	2050	50.0%	84,444	88,668	R	Superstructure works in progress	September 2004
6. Oceania Heights 2 Hoi Chu Road, Tuen Mun, New Territories Tuen Mun Town Lot No. 432	2052	100.0%	65,552	312,777 29,082 341,859	R C	Superstructure works in progress	September 2004
7. The Royal Oaks 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories Lot No. 2543 in DD 92 (*)	2047	100.0%	484,375	166,840	R	Superstructure works in progress	September 2004
8. The Cairnhill Route Twisk, Area 40, Tsuen Wan, Lot No. 395 New Territories	2050	25.0%	275,881	206,909	R	Superstructure works in progress	September 2004
9. Residence Oasis MTR Hang Hau Station Development, Tseung Kwan O, New Territories Tseung Kwan O Town Lot No. 24	2052	60.0%	193,365	895,470	R	Superstructure works in progress	December 2004
10. St Andrews Place 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories Lot No. 943 in DD 94	2050	100.0%	247,281	98,909	R	Superstructure works in progress	January 2005
11. Tsuen Wan Town Centre Redevelopment Project Tsuen Wan, New Territories Tsuen Wan Town Lot No. 398	2052	100.0%	207,659	1,156,053 245,419 1,401,472	R C	Foundation works in progress	December 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
NEW TERRITORIES							
12. Ho Tung Lau (site A), Fo Tan, Shatin, New Territories Shatin Town Lot No. 470	2053	100.0%	287,258	1,301,355 21,528 1,322,883	R C	Planning stage	July 2007
13. Yeung Uk Road Tsuen Wan, New Territories Tsuen Wan Town Lot No. 394	2054	100.0%	77,823	296,000 194,000 490,000	R C	Planning stage	August 2008
PEOPLE'S REPUBLIC OF CHINA							
14. Colonnades Court Hu Li Nan Bu & North of Hai Tian Lu, Xiamen Lot No. 89-C5	2059	100.0%	28,072	61,789 8,373 70,162	R C	Superstructure completed	September 2004
15. Bayshore Villas Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2	2039	100.0%	53,111	288,497 10,093 298,590	R C	Foundation completed	May 2006
16. Astoria Court West Side of Gia Hor Lu & North of Xung Bor Zhong Lu, Xiamen Lot No. 89-C2	2059 2039	100.0%	33,173	120,738 11,610 132,348	R C	Site investigation	June 2006
17. Horizon Mansion East of Gia Hor Lu & South of Lian Hwa Bei Lu, Xiamen Lot No. 89-C4	2059 2039	100.0%	44,094	95,535 15,433 110,968	R C	Site investigation	August 2006
18. Lucky Mansion Gia Hor Lu & South-East Side of Lu Ling Lu, Xiamen Lot No. 90-C5, C6	2060 2040	100.0%	113,852	487,453 24,723 512,176	R C	Site investigation	December 2006
19. Sino International Plaza Wu Xi Lu, Fuzhou	2059	100.0%	58,104	499,113	C	Foundation completed	December 2006

PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2004

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
PEOPLE'S REPUBLIC OF CHINA							
20. Lakeside Plaza Hu Bien Bei Lu, Xiamen Lot No. 88-C5	2058 2038	100.0%	64,882	301,162 22,714 323,876	R C	Planning stage	March 2007
21. City Mansion Junction of Fuxia Gong Lu & Lian E Lu, Xiamen Lot No. 88-C6	2058	100.0%	64,560	225,960	R	Planning stage	June 2007
22. Honey Lake Site Futian, Shenzhen Shenzhen Lot No. B303-0041	2073	50.0%	1,006,533	687,006	R	Planning stage	June 2009
23. Chengdu Site Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan	2074 2044	20.0%	14,248,392	2,325,002 193,750 38,750 2,557,502	R C H	Planning stage	June 2009

Note:
- C : Commercial
- R : Residential
- I : Industrial
- I/O : Industrial/Office
- H : Hotel
- P : Multi-storey carpark
- (*) : Property under redevelopment

Sino Land Company Limited

Proxy Form for use at the Annual General Meeting
(or at any adjournment thereof)

I/We *(Note 1)* ____

of ____

being the registered holder(s) of *(Note 2)* ____

ordinary shares of HK$1.00 each in the capital of the above-named Company, **HEREBY APPOINT** the Chairman of the Meeting or *(Note 3)* ____

of ____

as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon on Wednesday, the 17th day of November, 2004 at 9:30 a.m. and at such Meeting (or at any adjournment thereof) and in the event of a poll to vote for me/us and in my/our name(s) as indicated below or if no such indication is given, as my/our proxy thinks fit.

	For *(Note 4)*	**Against** *(Note 4)*
1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2004.		
2. To declare a final dividend of HK$0.07 per ordinary share with an option for scrip dividend.		
3. (i) To re-elect Mr. Ng Chee Siong as Director.		
(ii) To re-elect Mr. Paul Cheng Ming Fun, JP as Director.		
(iii) To re-elect Dr. Allan Zeman, GBS, JP as Director.		
(iv) To authorise the Board to fix the Directors' remuneration.		
4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and to authorise the Board to fix their remuneration.		
5. (i) To approve share repurchase mandate (Ordinary Resolution on item 5(i) of Notice of Annual General Meeting).		
(ii) To approve share issue mandate (Ordinary Resolution on item 5(ii) of Notice of Annual General Meeting).		
(iii) To approve extension of share issue mandate (Ordinary Resolution on item 5(iii) of Notice of Annual General Meeting).		
6. To approve the adoption of new Articles of Association (Special Resolution on item 6 of Notice of Annual General Meeting).		

Dated ______________________ Signature *(Note 5)* ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of ordinary shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company, 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting (as the case may be).
7. In the case of joint holders, any one of such joint holders may vote at the Meeting, either personally or by proxy, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons whose name stands first on the register of members in respect of the relevant shares shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **Sino Land Company Limited** you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

(1) General Mandates to Repurchase Shares and to Issue Shares

(2) Adoption of New Articles of Association

(3) Proposed Re-election of Directors

The notice convening the annual general meeting of Sino Land Company Limited ("the Company") to be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Wednesday, 17th November, 2004 (the "Annual General Meeting") is contained in the 2004 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2004 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

6th October, 2004

CONTENTS

Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

Directors:
Robert NG Chee Siong *(Chairman)*
Ronald Joseph ARCULLI, GBS, OBE, JP*
Paul CHENG Ming Fun, JP*
Albert YEUNG Pak Hin
Raymond TONG Kwok Tung
YU Wai Wai
Allan ZEMAN, GBS, JP*

(Independent Non-executive Directors)*

Registered Office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

6th October, 2004

To the shareholders

Dear Sir or Madam,

(1) General Mandates to Repurchase Shares and to Issue Shares
(2) Adoption of New Articles of Association
(3) Proposed Re-election of Directors

1. Introduction

At the last annual general meeting of the Company held on 18th November, 2003, general mandates were given to the Directors to exercise the powers of the Company to repurchase shares and to issue shares of the Company. Under the terms of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company to be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Wednesday, 17th November, 2004 ("Annual General Meeting") unless renewed at that meeting.

With the coming into force of the amendments to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) ("Companies Ordinance") on 13th February, 2004 and the Listing Rules relating to corporate governance issues on 31st March, 2004 (subject to certain transitional arrangements), the Directors would like to propose a special resolution for the adoption of new Articles of Association so as to enhance our corporate governance practices and bring the Articles of Association of the Company in line with the amended provisions in the Companies Ordinance and the Listing Rules.

The purpose of this circular is to provide you with information regarding the proposed general mandates to repurchase shares and to issue shares, adoption of new Articles of Association and the re-election of Directors.

2. General Mandate to Repurchase Shares

An ordinary resolution will be proposed at the Annual General Meeting to approve a general and unconditional mandate to be given to the Directors to exercise the powers of the Company to repurchase, at any time until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution, shares of the Company ("Shares") up to a maximum of 10% of the issued share capital of the Company at the date of the resolution ("Share Repurchase Mandate").

An explanatory statement as required under the Listing Rules to provide the requisite information is set out in Appendix I hereto.

3. General Mandate to Issue Shares

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution ("the Share Issue Mandate") and adding to such general mandate so granted to the Directors any Shares repurchased by the Company under the Share Repurchase Mandate.

4. Adoption of New Articles of Association

A Special Resolution will be proposed at the Annual General Meeting to approve the adoption of a new set of Articles of Association to incorporate the changes promulgated by the amended Listing Rules and Companies Ordinance, which will include, inter alia, the following:

(i) to conform with the amended provisions of Appendix 3 to the Listing Rules including, inter alia, the following:

(a) the minimum length of the period, during which notice to the Company by shareholders of the intention to propose a person for election as a Director and during which notice to the Company by such person of his willingness to be elected may be given, will be at least 7 days. The period for lodgement of such notice shall commence no earlier than the day after the despatch of the notice of meeting appointed for such election and end no later than 7 days prior to the date of such meeting;

(b) subject to such exceptions specified in the Articles of Association, a Director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the meeting;

(c) where the Company has knowledge that any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted; and

(ii) to comply with certain provisions in the amended Companies Ordinance with respect to, inter alia, issue of share certificate within 10 business days after lodgement of a transfer and removal of any Director by ordinary resolution.

A summary of the major changes to the existing Articles of Association is set out in Appendix II to this circular.

5. Directors Proposed to be Re-elected

In accordance with Articles 103 and 94 of the Articles of Association of the Company, the Directors retiring by rotation at the Annual General Meeting are Mr. Ng Chee Siong, Mr. Paul Cheng Ming Fun and Dr. Allan Zeman who, being eligible, offer themselves for re-election. The particulars of these three Directors which are required to be disclosed by the Listing Rules are set out in Appendix III to this circular.

6. Documents Available for Inspection

Copies of the existing Articles of Association and the proposed new Articles of Association are available for inspection at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong during normal business hours on any business day up to and including the date of the Annual General Meeting and at the Annual General Meeting.

7. Annual General Meeting

At the Annual General Meeting, ordinary resolutions will be proposed to approve the Share Repurchase Mandate and the Share Issue Mandate and a special resolution will be proposed to approve the adoption of a new set of Articles of Association.

The notice convening the Annual General Meeting is contained in the 2004 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2004 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

8. Recommendation

The Directors believe that the Share Repurchase Mandate, the Share Issue Mandate and the adoption of new Articles of Association are in the best interests of the Company and its shareholders as a whole and accordingly the Directors, together with their associates, intend to vote in favour of the resolutions in respect of their respective shareholdings in the Company and recommend you to vote in favour of such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Robert NG Chee Siong
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Share Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. Listing Rules

The Listing Rules permit companies whose primary listing are on The Stock Exchange of Hong Kong Limited ("Stock Exchange") to repurchase their securities on the Stock Exchange or on another stock exchange recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, subject to certain restrictions, the most important of which are summarised below:

(a) *Shareholders' Approval*

The Listing Rules provide that all on-market repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the directors of the company to make such repurchases.

(b) *Source of Funds*

Repurchases must be made out of funds which are legally available for the purpose and in accordance with the company's constitutive documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

2. Share Capital

As at 28th September, 2004 (the latest practicable date prior to the printing of this circular), the issued share capital of the Company comprised 4,306,022,975 Shares of HK$1.00 each. On the basis of such figure and assuming that no further shares are issued or repurchased after 28th September, 2004 and up to the date of the Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 430,602,297 Shares.

3. Reasons for Repurchases

The Directors believe that the flexibility afforded by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases of Shares will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets of the Company and/or its earnings per Share. It will then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

4. Funding of Repurchases

Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection, being distributable profits of the Company or the proceeds of a fresh issue of Shares made for such purpose.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2004 in the event that the Share Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors shall from time to time be appropriate for the Company.

5. Disclosure of Interest

Neither the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Share Repurchase Mandate is approved by the shareholders.

6. Undertaking of Directors

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the powers of the Company to make repurchases pursuant to the Share Repurchase Mandate and in accordance with the Listing Rules and the applicable laws of Hong Kong.

7. Share Prices

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2003		
October	4.475	3.725
November	4.300	3.575
December	4.450	4.000

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2004		
January	6.100	4.400
February	5.850	4.975
March	5.350	4.750
April	5.650	4.700
May	5.050	3.725
June	4.575	4.025
July	5.100	4.225
August	5.800	4.750
September (up to the latest practicable date)	6.250	5.550

8. Effect of the Takeovers Code

If on the exercise of the power to repurchase shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at 28th September, 2004 (being the latest practicable date prior to the printing of this circular), Mr. NG Teng Fong held personal and deemed corporate interests, through Tsim Sha Tsui Properties Limited in which he had a 71.72% controlling interest, in approximately 52.09% of the issued share capital of the Company. Since Mr. NG Teng Fong, his associates and his concert parties hold more than 50% of the issued share capital of the Company, any increase in their holdings, including the exercise in full of the power to repurchase Shares under the Share Repurchase Mandate, will not incur any obligation under Rule 26 of the Takeovers Code to make a general offer. The Directors are not aware of any consequences which may arise under Rules 26 and 32 of the Takeovers Code as a result of any purchases made under the Share Repurchase Mandate.

9. Share Purchases made by the Company

In the six months preceding the date of this circular, no shares have been repurchased by the Company (whether on the Stock Exchange or otherwise).

The following is a summary of the major changes to the existing Articles of Association of the Company:

1. Article 16 – Transfer of shares

This article will be amended to comply with the reduced time limit for completing a transfer of shares and issuing share certificates from 2 months to 10 business days.

2. Article 74 – Right to demand a poll

This article will be amended to reflect the requirement of voting by poll under the Listing Rules.

3. Article 84 – New provision relating to voting by shareholders in general meetings

New article 84(C) provides that where the Company has knowledge that any member is, under the Listing Rules, required by Listing Rules to abstain from voting on any particular resolution or be subject to restricted voting rights, any votes cast in contravention of such requirement or restriction shall not be counted.

4. Article 91 – Definition of "Clearing House"

"Clearing House" shall mean a clearing house within the meaning of the Securities and Futures Ordinance instead of the repealed Securities and Futures (Clearing House) Ordinance.

5. Articles 101 and 109 – Removal of Directors

The articles will be amended to reflect the amendment in the Companies Ordinance that a Director can now be removed by an ordinary resolution instead of a special resolution.

6. Articles 2 and 102 – Provisions relating to votes of Directors

The amended Article 102 will be consistent with the new requirements in Appendix 3 to the Listing Rules which require the interests held by a Director's associate(s) to be taken into account when considering the interests of that Director. Accordingly, subject to certain exceptions, a Director is not allowed to vote on any resolution of the Board of Directors approving any contracts or arrangement or any other proposal in which he or any of his associate(s) has a material interest nor shall he be counted in the quorum present at the meeting.

A new interpretation of "associate" under the revised Listing Rules will also be adopted.

7. Article 103 – Rotation and retirement of Directors

In addition to the existing provision in the Articles of Association, every Director shall be subject to retirement by rotation in such other manner of rotation as may be required by the Listing Rules or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time.

8. Article 107 – Nomination of Director

The period for lodging notice to propose a person for election as a director has been amended. It provides that the notice period shall commence no earlier than the date after the despatch of the notice of the general meeting and end no later than 7 days before the date of the meeting.

9. Article 183 – Insurance for directors and other officers

This article will be amended to conform with the amended Companies Ordinance so that the Company may purchase and maintain for any director or other officer of the Company insurance against any liability and in defending any proceedings to the Company or a related company.

Mr. Robert Ng Chee Siong, aged 52, an Executive Director since 1981 and Chairman of the Group since 1991, was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 28 years and is also the director of a number of subsidiaries and associated companies of the Company. Mr. Ng is the Chairman of Tsim Sha Tsui Properties Limited, the holding company of the Company, and the Chairman of Sino Hotels (Holdings) Limited. In addition, he is a director of Yeo Hiap Seng Limited and a Non-Executive Director of The Hongkong and Shanghai Hotels, Limited and SCMP Group Limited. Mr. Ng is the son of Mr. Ng Teng Fong, who is the controlling shareholder of the Company through his controlling interests in Tsim Sha Tsui Properties Limited.

Save as disclosed above, Mr. Ng does not have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Ng is beneficially or deemed to be interested in the shares of the Company and associated corporations of the Company. Details of his interests in shares as disclosed pursuant to Part XV of the Securities and Futures Ordinance are set out in the 2004 Annual Report.

Under the service contract with Mr. Ng, he is entitled to fixed basic salary of not exceeding HK$1,200,000 per annum. He has no fixed term of director's service with the Company but is subject to retirement by rotation and re-election at annual general meeting of the Company in accordance with the articles of association of the Company.

Mr. Paul Cheng Ming Fun, JP, aged 67, has been an Independent Non-executive Director of the Company since 1995. He is also an Independent Non-executive Director of Tsim Sha Tsui Properties Limited and Sino Hotels (Holdings) Limited. Mr. Cheng was a former member of the Hong Kong Legislative Council as well as Chairman of Inchcape Pacific Ltd., N M Rothschild & Sons (Hong Kong) Ltd., the Hong Kong General Chamber of Commerce, and the American Chamber of Commerce in Hong Kong. He is currently a Steward of the Hong Kong Jockey Club. Mr. Cheng is an Adjunct Professor of Management of Organisations of the Hong Kong University of Science and Technology and is a member of the Council of the Chinese University of Hong Kong.

Mr. Cheng is also an Independent Non-executive Director of Esprit Holdings Limited, Hutchison Harbour Ring Limited, Kingboard Chemical Holdings Limited, New World Mobile Holdings Limited and The Wharf (Holdings) Limited. He was previously director of Sa Sa International Holdings Limited (resigned on 29th August, 2002), Chevalier International Holdings Limited (resigned on 3rd September, 2003) and Spirent plc (listed on the London Stock Exchange) (resigned on 31st December, 2003).

Save as disclosed above, Mr. Cheng does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. He has a personal interest of 61,085 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Cheng. Mr. Cheng has no fixed term of director's service with the Company but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the articles of association of the Company. The Director's fee of Mr. Cheng as an Independent Non-executive Director and also the Chairman of the Audit Committee is HK$180,000 per annum (subject to review by the Board from time to time).

Dr. Allan Zeman, GBS, JP, aged 56, an Independent Non-executive Director of the Company since 30th September, 2004, is the holder of Honorary Doctor of Laws Degree from The University of Western Ontario, Canada. He has also been appointed an Independent Non-executive Director of Tsim Sha Tsui Properties Limited on 30th September, 2004. After spending more than 34 years in Hong Kong, Dr. Zeman has established many business interests in Hong Kong and overseas, ranging from property development, entertainment to public relations, in addition to having an interest in Li & Fung Limited, a listed company in Hong Kong. Dr. Zeman is the Chairman of Ocean Park, a major theme park in Hong Kong, and also the Chairman of Lan Kwai Fong Holdings Limited, the major ultimate property owner and developer in Lan Kwai Fong, one of Hong Kong's most popular tourist destinations. Dr. Zeman is a member of Economic and Employment Council in Hong Kong, the Economic and Employment Council Subgroup on Business Facilitation and the Design, Marketing and Licensing Services Advisory Committee of the Hong Kong Trade Development Council. Dr. Zeman serves as a board member on a number of public bodies in Hong Kong, including the Tourism Strategy Group for the Hong Kong Tourism Commission and Urban Renewal Authority. Dr. Zeman is currently a non-executive director of Pacific Century Premium Developments Limited, a company listed on The Stock Exchange of Hong Kong Limited, and is also a director of Wynn Resorts, Limited, a listed company in USA and Algo Group Inc., a listed company in Canada.

Save as disclosed herein, Dr. Zeman does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Dr. Zeman does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no director's service contract entered into between Dr. Zeman and the Company. Dr. Zeman has no fixed term of director's service with the Company but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the articles of association of the Company. The Director's fee of Dr. Zeman will be fixed by the Board pursuant to the authority granted by the shareholders at annual general meetings.

According to existing Article 74 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

In accordance with the requirement under Chapter 13 of the Listing Rules, the Company will publish an announcement in newspapers of the results of any voting by poll at the general meeting on the business day following the meeting.

This circular (in both English and Chinese versions) ("Circular") has been posted on the Company's website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to Annual Report, Interim Report, notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Circular.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Circular posted on the Company's website will promptly upon request be sent the Circular in printed form free of charge.

Shareholders may at any time choose to change your choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Share Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

根據現有細則第74條，於每次股東大會提呈會議表決之決議案將以舉手投票方式表決，除非（在宣佈舉手表決結果時或以前，或於撤回任何其他投票表決要求時）經正式要求進行投票表決，有關要求可由下述任何一方提出：

(i) 大會主席；或

(ii) 至少三名親身或其委任代表出席並當時有權於會上投票之股東；或

(iii) 一名或多名親身或其委任代表出席並佔總數不少於所有有權於會上投票之股東之總投票權十分之一之股東；或

(iv) 一名或多名親身或其委任代表出席並持有獲賦予權利於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股東實繳股款總額十分之一之股東。

除非要求投票表決及不予撤回，否則主席宣佈決議案經舉手投票通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會紀錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。

按照上市規則第13章之規定，本公司將於股東大會後之營業日在報章發表有關大會投票表決結果之公佈。

此通函（英文及中文版）（「通函」）已於本公司網頁http://www.sino-land.com 登載。凡選擇依賴在本公司網頁登載之公司通訊（其中包括但不限於年報、中期報告書、會議通告、上市文件、通函及代表委任表格）以代替其印刷本之股東，均可要求索取通函之印刷本。

凡選擇以透過本公司網頁之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於本公司網頁登載之通函時遇有困難，可於提出要求下即獲免費發送通函印刷本。

股東可隨時以書面通知本公司之股票過戶處標準証券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下，以更改其對有關公司通訊之收取方式（印刷方式或透過本公司網頁之電子方式）及／或語言版本之選擇。

盛智文博士，GBS, JP，56歲，自二零零四年九月三十日出任本公司獨立非執行董事。盛博士持有加拿大The University of Western Ontario榮譽法律博士學位。他亦於二零零四年九月三十日獲委任為尖沙咀置業集團有限公司獨立非執行董事。他在香港已定居超過34年，分別在香港及海外建立事業，涉及範疇甚廣，由地產發展、娛樂以至公共關係不等，現時擁有香港上市公司利豐有限公司的權益。盛博士現任香港著名主題公園海洋公園的主席，也是蘭桂芳控股有限公司主席。該公司是蘭桂坊的主要最終業主和發展商，而蘭桂芳是全港的熱門旅遊點之一。盛博士擔任香港經濟及就業委員會成員、香港經濟及就業委員會方便營商小組成員及香港貿易發展局之設計、市場推廣及專利授權服務咨詢委員會成員。盛博士在香港兼任多項公職，包括香港旅遊事務署轄下旅遊業策略小組及市區重建局的成員。盛博士現為在香港聯合交易所上市的盈科大衍地產發展有限公司之非執行董事，也是美國上市公司Wynn Resorts, Limited及加拿大上市公司Algo Group Inc.的董事。

除以上所披露者外，盛博士與公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。盛博士並無持有根據證券及期貨條例第XV部所指之本公司股份權益。盛博士與本公司並無訂立任何服務合約。盛博士於本公司並無固定任期，惟須根據本公司之公司組織章程細則，於本公司股東週年大會上輪值告退及應選連任。盛博士之董事袍金將由董事會依據股東於股東週年大會上所授予之授權釐定。

黃志祥先生，52歲，自一九八一年出任本集團執行董事及自一九九一年出任本集團主席。黃先生於一九七五年取得大律師資格。黃先生在過去二十八年內，活躍於香港物業投資及發展，並為本公司一些附屬公司及聯營公司之董事。黃先生出任本公司之控股公司尖沙咀置業集團有限公司主席，亦為信和酒店（集團）有限公司之主席。此外，黃先生同時擔任楊協成有限公司之董事，及香港上海大酒店有限公司與SCMP集團有限公司之非執行董事。黃先生乃黃廷方先生（因其於尖沙咀置業集團有限公司之控股權益而成為本公司之控股股東）之兒子。

除上述所披露者外，黃先生與本公司之董事、高層管理人員、主要股東或控股股東概無任何關係。

黃先生實質上持有或被視為持有本公司及本公司之相聯公司的股份權益。其根據證券及期貨條例第XV部規定所需披露之股份權益已詳載於二零零四年年度之年報中。

根據黃先生之服務合同，他可獲取年薪不多於港幣一百二十萬的固定基本薪酬。彼於本公司並無固定任期，惟須根據本公司之公司組織章程細則，於本公司股東週年大會上輪值告退及應選連任。

鄭明訓先生，JP，67歲，自一九九五年出任本公司獨立非執行董事。他亦為尖沙咀置業集團有限公司及信和酒店（集團）有限公司之獨立非執行董事。鄭先生為前任香港立法會議員，並曾任英之傑太平洋有限公司、洛希爾父子（香港）有限公司及香港總商會主席和香港美國商會會長。彼現時為香港賽馬會董事。彼為香港科技大學Management of Organizations兼任教授及香港中文大學校董會成員。

鄭先生亦是思捷環球控股有限公司、和記港陸有限公司、建滔化工集團、新世界移動控股有限公司及九龍倉集團有限公司之獨立非執行董事。他亦曾出任莎莎國際控股有限公司（於二零零二年八月二十九日辭任）、其士國際集團有限公司（於二零零三年九月三日辭任）及Spirent plc（於倫敦交易所上市）（於二零零三年十二月三十一日辭任）之董事。

除以上所披露者外，鄭先生與本公司之董事、高層管理人員、主要股東或控股股東概無任何關係。就證券及期貨條例第XV部而言，鄭先生持有本公司61,085股之個人權益。本公司與鄭先生並無簽訂服務合約。鄭先生於本公司並無固定任期，惟須根據本公司之公司組織章程細則，於本公司股東週年大會上輪值告退及應選連任。作為獨立非執行董事及審核委員會主席，鄭先生之董事袍金為每年港幣十八萬（董事會可不時予以審訂）。

七、 第103條 — 董事之退任及輪換

除公司組織章程細則原有之條文外，所有董事均需遵照就「上市規則」或有關監管機制不時訂定之其他守則、規則及規定作出輪換。

八、 第107條 — 董事之提名

就提議選舉一名人士出任董事而發出通知之期限已作出修改。通知期限由發行人就股東大會發送通知之後開始計算，而於期限不得遲於會議舉行日期之前七天（或之前）結束。

九、 第183條 — 董事及其他高級人員之保險

此細則將作出修改，以符合經修改後之公司法例，故此公司可以就對公司或有關連的公司的法律責任及針對公司及有關連的公司的法律程序為任何董事或其他高級人員購買及持有保險。

以下為對現有細則作出較大變更之摘要：

一、 第16條 — 股份之轉讓

此細則將作出修改，以遵照由二個月削減至十個營業日內需完成股份轉讓及發行股票之時限。

二、 第74條 — 要求投票表決之權利

此細則將作出修改，以反映根據上市規則關於投票表決之規定。

三、 第84條 — 關於股東在股東大會上表決之新條文

根據新細則第84(C)條，如本公司知悉任何股東須根據「上市規則」之規定就某議決事項放棄表決權，或限制任何股東之投票權，若有任何違反有關規定或限制之情況，投下之票數不得計算在內。

四、 第91條 — 「結算所」之定義

「結算所」將具有在證券及期貨條例內之結算所之涵義，非已被取代之證券及期貨（結算所）條例。

五、 第101條 及109條 — 董事之罷免

此細則將作出修改，以反映在公司法例作出修改後，董事可被普通決議案而非特別決議案罷免。

六、 第2條及第102條 — 關於董事表決之條文

第102條被修改後將配合「上市規則」附錄三中要求在考慮董事權益時一併考慮董事之聯繫人之權益。故此，除某些例外情況下，董事不得就任何通過其本人或其任何聯繫人擁有重大權益的合約或安排或任何其他建議的董事會決議進行投票；在確定是否有法定人數出席會議時，其本人亦不得點算在內。

此外，亦採納在已更改之「上市規則」中新的有關「聯繫人」的涵義。

	股份	
	最高	**最低**
	港元	*港元*
二零零四年		
一月	6.100	4.400
二月	5.850	4.975
三月	5.350	4.750
四月	5.650	4.700
五月	5.050	3.725
六月	4.575	4.025
七月	5.100	4.225
八月	5.800	4.750
九月（直至最後實際可行日期）	6.250	5.550

八、 收購守則之影響

倘根據股份購回授權行使權力購回股份而導致一位股東佔本公司投票權益比例有所增加，按照香港公司收購及合併守則（「收購守則」）第32條，此項增加將被視作一項收購行動。因此，若一位或多位一致行動之股東因此而取得或鞏固其於本公司之控制權，便須遵照收購守則第26及32條提出強制收購建議。

於二零零四年九月二十八日（本通函付印前之最後實際可行日期），黃廷方先生個人擁有及經持有尖沙咀置業集團有限公司71.72%控制權益而被視為擁有合共約本公司已發行股本之52.09%。由於黃廷方先生、其聯繫人士及與其一致行動人士共持有超過本公司已發行股本之50%，彼等任何股權增加（包括根據股份購回授權全面行使權力購回股份所致），並不會引致收購守則第26條所指而須向股東提出全面收購建議之責任。董事會並未知悉任何按股份購回授權進行之購回後，將會引致收購守則第26及32條所指之任何後果。

九、 本公司購回股份事宜

在本通函日期之前六個月內，本公司並無購回任何本公司之股份（無論在聯交所或以其他方式進行）。

四、 購回之資金

任何購回所需之資金將由公司依法可作此用途之資金支付，該等資金為公司之可分派溢利或就此用途而發行新股所得之收益。

在建議之購回期間之任何時間內，全面實施股份購回授權，可能會對本公司之營運資金或資本負債比率有不利影響（對照截至二零零四年六月三十日止年度年報內之經審核賬目所披露之情況）。然而，董事會不擬行使股份購回授權，以致董事會認為本公司須具備之營運資金或資本負債比率會因此而受到重大不利影響。

五、 權益披露

目前並無任何董事或（於作出一切合理查詢後據彼等所知）其聯繫人士有意於股東批准股份購回授權後出售任何股份予本公司。

本公司現時並無接獲其他關連人士（按上市規則之定義）通知，彼等目前有意在公司獲股東批准股份購回授權後，出售股份予本公司，或已承諾不會向本公司出售股份。

六、 董事承諾

董事會已向聯交所作出承諾，只要有關規則及法例適用，彼等將按照上市規則及香港適用法例，及根據股份購回授權行使本公司權力進行購回事宜。

七、 股份價格

股份於過去十二個月期間每月在聯交所錄得之最高及最低成交價如下：

	股份	
	最高	**最低**
	港元	*港元*
二零零三年		
十月	4.475	3.725
十一月	4.300	3.575
十二月	4.450	4.000

本附錄乃根據上市規則之規定作為說明函件，向　閣下提供有關股份購回授權之必要資料，以供參考。本附錄亦構成公司條例第49BA(3)條所規定之備忘。

一、上市規則

上市規則准許在香港聯合交易所有限公司（「聯交所」）作為第一上市之公司於聯交所或經證券及期貨事務監察委員會及聯交所就此而認可之其他證券交易所購回其證券，惟須受若干限制，其中最主要之限制概述如下：

（甲）*股東批准*

上市規則規定在聯交所作為第一上市之公司在市場上購回之股份須先獲普通決議案予以批准，該項決議案可就有關特定交易而作出特別批准或給予公司董事會一般性授權以行使該項購回之方式提呈。

（乙）*資金來源*

購回證券所需款項須依照公司組織章程文件及公司註冊或成立之所屬司法權區之法例從可合法運用於此用途之資金中撥款支付。

二、股本

本公司於二零零四年九月二十八日（本通函付印前之最後實際可行日期）之已發行股本為每股面值1.00港元股份4,306,022,975股。根據上述數字及如於二零零四年九月二十八日後直至股東週年大會召開之期間止，不再發行或購回股份之情況下，本公司按股份購回授權將獲准購回最多不超過430,602,297股之股份。

三、購回原因

董事會相信，股份購回授權所給予之靈活性對本公司及其股東有利。股份購回僅會在董事會認為此舉有利於本公司及其股東之情況下進行。該等購回（視乎當時市場情況及融資安排而定）可增加其資產淨值及／或每股盈利。因此對擬保留其於本公司之投資之股東有利，因其所佔本公司資產權益之百分比將按本公司購回股份數目之比例而增加。

(ii) 遵守公司（修訂）條例有關須於遞交股份轉讓文件後十個營業日內發出股票及以普通決議案罷免董事等若干新修訂條文。

對現有細則作出之較大變更之摘要已載於本通函之附錄二內。

5. 建議選舉連任之董事

根據本公司細則第103及94條之規定，於股東週年大會上退任之董事為黃志祥先生、鄭明訓先生及盛智文博士，而彼等均願意繼續連任。此三位董事就遵照上市規則而需披露之詳細資料已載於本通函之附錄三內。

6. 備查文件

現有細則及新細則之副本，由即日起之一般辦公時間內，直至（及包括）股東週年大會以及在股東週年大會中，在本公司之註冊辦事處（地址為香港九龍尖沙咀梳士巴利道尖沙咀中心十二字樓）可供查閱。

7. 股東週年大會

於股東週年大會上將會提呈多項普通決議案以批准股份購回授權及股份發行授權，並提呈一項特別決議案以採納新細則。

召開股東週年大會之通告已載於本公司之二零零四年年報內。請各股東細閱通告並將二零零四年年報附隨之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

8. 推薦意見

董事會認為股份購回授權、股份發行授權及採納新細則均符合本公司及其股東之最佳利益。因此各董事及其聯繫人士均擬就其分別在本公司所持之股權投票贊成該等決議案，並推薦閣下投票贊成將於股東週年大會上提呈之該等決議案。

此致

列位股東 台照

主席
黃志祥
謹啟

二零零四年十月六日

2. 購回股份之一般性授權

於股東週年大會上將會提呈一項普通決議案，以賦予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內隨時行使本公司之權力，以購回本公司之股份（「股份」）最多不超過在決議案通過當日本公司已發行股本之10%（「股份購回授權」）。

根據上市規則所規定須予載述之説明函件已載於本通函之附錄一內。

3. 發行股份之一般性授權

於股東週年大會上將會提呈兩項普通決議案，分別授予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內配發、發行及處理不超過本公司於通過決議案當日已發行股本20%之股份（「股份發行授權」），並將本公司根據股份購回授權而購回之股份加入該項授予董事會之一般性授權中。

4. 新公司組織章程細則之採納

於股東週年大會上將會提呈一項特別決議案，以採納一套包函已作出修改之上市規則及公司條例所引發之變更之新細則，所作出之變更包括：

(i) 配合上市規則附錄三之有關修訂，其中包括下列條文：

(a) 股東擬提名一位人士參與董事選舉而向本公司發出通知的最短期限（期間該位人士可向本公司發出通知，表明願意參選）將為至少七日。遞交有關通知之期限，須由不早於就該選舉而召開大會之通告寄發日期翌日起，直至不遲於舉行該會議日期前七日止；

(b) 除細則特別指明的例外情況外，董事會批准某董事或其任何聯繫人士持有重大利益的合約、安排或其他建議時，該名董事不得就有關決議案投票，亦不得計算在法定人數內；

(c) 根據上市規則，倘本公司知悉任何股東須就某決議案棄權投票或僅限於投票贊成或投票反對某決議案，則該股東所作表決或代其所作表決如違反上述規定或限制則將不予計算；及

信和置業有限公司

(於香港註冊成立之有限公司)

(股份代號：83)

董事：
黃志祥*(主席)*
夏佳理，GBS, OBE, JP*
鄭明訓，JP*
楊柏軒
唐國通
余惠偉
盛智文，GBS, JP*

(*獨立非執行董事)

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

敬啟者：

(1) 購回股份及發行股份之一般性授權
(2) 新公司組織章程細則之採納
(3) 選舉董事連任之建議

1. 緒言

於二零零三年十一月十八日舉行之本公司上屆股東週年大會上，董事會獲授予一般性權力以購回本公司股份及發行股份。根據香港聯合交易所有限公司之證券上市規則(「上市規則」)之條款，該授權除非於二零零四年十一月十七日(星期三)上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之本公司股東週年大會(「股東週年大會」)上獲得予以延續，否則將於此大會完結時屆滿失效。

就香港法例第三十二章公司條例(「公司法例」)及上市規則有關企業管治事宜而分別於二零零四年二月十三日及二零零四年三月三十一日作出之修改，董事建議通過一個關於採納新公司組織章程細則之特別決議案，以提高本公司之企業管治水平及使本公司之細則符合公司法例及上市規則已修改之條文。

本通函旨在向 閣下提供有關一般性授權以購回股份及發行股份建議、採納新細則及選舉董事之資料。

目　　錄

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**信和置業有限公司**股份全部**售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

信和置業有限公司

(於香港註冊成立之有限公司)

（股份代號：**83**）

(1) 購回股份及發行股份之一般性授權

(2) 新公司組織章程細則之採納

(3) 選舉董事連任之建議

於二零零四年十一月十七日星期三上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之信和置業有限公司（「本公司」）之股東週年大會（「股東週年大會」）通告已載於本公司之二零零四年年報內。請各股東細閱通告，並將二零零四年年報隨附之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

二零零四年十月六日

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The directors ("Board") of Sino Land Company Limited ("Company") are pleased to announce that Dr. Allan Zeman has been appointed as an independent non-executive director and as a member of the audit committee of the Company both with effect from 30 September, 2004.

Dr. Allan Zeman, GBS, JP, aged 56, is the holder of Honorary Doctor of Laws Degree from The University of Western Ontario, Canada. Dr. Zeman has also been appointed an independent non-executive director of Tsim Sha Tsui Properties Limited on 30 September 2004. After spending more than 34 years in Hong Kong, Dr. Zeman has established many business interests in Hong Kong and overseas, ranging from property development, entertainment to public relations, in addition to having an interest in Li & Fung Limited, a listed company in Hong Kong. Dr. Zeman is the Chairman of Ocean Park, a major theme park in Hong Kong, and also the Chairman of Lan Kwai Fong Holdings Limited, the major ultimate property owner and developer in Lan Kwai Fong, one of Hong Kong's most popular tourist destinations. Dr. Zeman is a member of the Economic and Employment Council in Hong Kong, the Economic and Employment Council Subgroup on Business Facilitation and the Design, Marketing and Licensing Services Advisory Committee of the Hong Kong Trade Development Council. Dr. Zeman serves as a board member on a number of public bodies in Hong Kong, including the Tourism Strategy Group for the Hong Kong Tourism Commission and Urban Renewal Authority. Dr. Zeman is currently a non-executive director of Pacific Century Premium Developments Limited, a company listed on The Stock Exchange of Hong Kong Limited, and is also a director of Wynn Resorts, Limited, a listed company in USA and Algo Group Inc., a listed company in Canada.

Save as disclosed herein, Dr. Zeman does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Dr. Zeman does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no director's service contract entered into between Dr. Zeman and the Company. Dr. Zeman has no fixed term of director's service with the Company but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the articles of association of the Company. Annual director's fee payable to Dr. Zeman by the Company will be fixed by the Board pursuant to the authority granted by the shareholders at annual general meetings.

The Board would like to express its warm welcome to Dr. Zeman on his appointment to the Board and its audit committee.

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Albert Yeung Pak Hin and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun and Dr. Allan Zeman.

For and on behalf of the Board
Robert Ng Chee Siong
Chairman

Hong Kong, 30 September, 2004

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION

The Directors wish to announce that a special resolution for the adoption of New Articles of Association will be proposed for Shareholders' approval at the Annual General Meeting to be held on Wednesday, 17th November, 2004.

The proposed adoption of New Articles of Association is to conform with the new requirements promulgated by the recent changes in the Listing Rules on corporate governance issues and the amendments to the Companies Ordinance, which took effect on 31st March, 2004 and 13th February, 2004 respectively.

The Board of Directors of Sino Land Company Limited (the "Company") (the "Directors") announces that a special resolution for adoption of new articles of association of the Company (the "New Articles of Association") (the "Special Resolution") will be proposed for approval by the shareholders of the Company ("Shareholders") at the annual general meeting of the Company to be held on Wednesday, 17th November, 2004 at 9:30 a.m. (the "Annual General Meeting").

The proposed adoption of New Articles of Association is to conform with the new requirements promulgated by the recent changes in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") on corporate governance issues and the amendments to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Companies Ordinance"), which took effect on 31st March, 2004 and 13th February, 2004 respectively.

The following is a summary of the major changes to the existing Articles of Association of the Company:

1. Article 16 – Transfer of shares

   This article will be amended to comply with the reduced time limit for completing a transfer of shares and issuing share certificates from 2 months to 10 business days.

2. Article 74 – Right to demand a poll

   This article will be amended to reflect the requirement of voting by poll under the Listing Rules.

3. Article 84 - New provision relating to voting by shareholders in general meetings

   New article 84(C) provides that where the Company has knowledge that any member is, under the Listing Rules, required by the Listing Rules to abstain from voting on any particular resolution or be subject to restricted voting rights, any votes cast in contravention of such requirement or restriction shall not be counted.

4. Article 91 - Definition of "Clearing House"

   "Clearing House" shall mean a clearing house within the meaning of the Securities and Futures Ordinance instead of the repealed Securities and Futures (Clearing House) Ordinance.

5. Articles 101 and 109 – Removal of Directors

   The articles will be amended to reflect the amendment in the Companies Ordinance that a Director can now be removed by an ordinary resolution instead of a special resolution.

6. Articles 2 and 102 – Provisions relating to votes of Directors

   The amended Article 102 will be consistent with the new requirements in Appendix 3 to the Listing Rules which require the interests held by a Director's associate(s) to be taken into account when considering the interests of that Director. Accordingly, subject to certain exceptions, a Director is not allowed to vote on any resolution of the Board of Directors approving any contracts or arrangement or any other proposal in which he or any of his associate(s) has a material interest nor shall he be counted in the quorum present at the meeting.

   A new interpretation of "associate" under the revised Listing Rules will also be adopted.

7. Article 103 – Rotation and retirement of Directors

   In addition to the existing provision in the Articles of Association, every Director shall be subject to retirement by rotation in such other manner of rotation as may be required by the Listing Rules or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time.

8. Article 107 - Nomination of Director

   The period for lodging notice to propose a person for election as a director has been amended. It provides that the notice period shall commence no earlier than the date after the despatch of the notice of the general meeting and end no later than 7 days before the date of the meeting.

9. Article 183 – Insurance for directors and other officers

   This article will be amended to conform with the amended Companies Ordinance so that the Company may purchase and maintain for any director or other officer of the Company insurance against any liability and in defending any proceedings to the Company or a related company.

A circular containing a summary of the major changes to the existing Articles of Association of the Company together with the 2004 Annual Report containing the notice convening the Annual General Meeting will be despatched to the Shareholders on 6th October, 2004.

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Albert Yeung Pak Hin and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun and Dr. Allan Zeman.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 5th October, 2004

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Wednesday, the 17th day of November, 2004 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2004.
2. To declare a final dividend.
3. To re-elect retiring Directors and to authorise the Board to fix the Directors' remuneration.
4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and authorise the Board to fix their remuneration.
5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(i) "THAT:

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "THAT:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "**THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

6. As special business to consider and, if thought fit, pass with or without amendments, the following resolution as a Special Resolution:

Special Resolution

"**THAT** regulations contained in the document produced to this meeting and for the purpose of identification signed by the Chairman be and are hereby approved and adopted as the new Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association of the Company."

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 5th October, 2004

Notes: